

WADDELL & REED
Advisors Funds

Annual Report

September 30, 2016

	Ticker			
	Class A	Class B	Class C	Class Y
FIXED INCOME FUNDS				
Waddell & Reed Advisors Bond Fund	UNBDX	WBABX	WCABX	WYABX
Waddell & Reed Advisors Global Bond Fund	UNHHX	WGBBX	WGBCX	WGBYX
Waddell & Reed Advisors Government Securities Fund	UNGVX	WGVBX	WGVCX	WGVYX
Waddell & Reed Advisors High Income Fund	UNHIX	WBHIX	WCHIX	WYHIX
Waddell & Reed Advisors Municipal Bond Fund	UNMBX	WBMBX	WCMBX	WYMBX
Waddell & Reed Advisors Municipal High Income Fund	UMUHX	WBMHX	WCMHX	WAMHX
MONEY MARKET FUND				
Waddell & Reed Advisors Cash Management	UNCXX	WCBXX	WCCXX	

Waddell & Reed Investments refers to the investment management services offered by Waddell & Reed Investment Management Company, the investment manager of the Waddell & Reed Advisors Funds, distributed by Waddell & Reed, Inc.

CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.

PRESIDENT'S LETTER



Philip J. Sanders, CFA

SEPTEMBER 30, 2016 (UNAUDITED)

Dear Shareholder,

Across the fiscal year, investors endured a range of issues that triggered market volatility. Concerns about global economic growth, interest rates, fluctuation in oil prices and the outcome of the U.S. presidential election created headwinds, though the financial markets remained resilient.

After a difficult start to 2016, the markets recovered in the spring, were buffeted again in June by the United Kingdom's vote to leave the European Union and, in July, the S&P 500 Index reached a record high, though it has dropped slightly since then.

While financial markets dislike the uncertainty brought on by the above issues, domestic equities and fixed income securities have performed fairly well over the fiscal year. See the table for a year-over-year comparison in some common market metrics.

Despite what feels like ongoing negative headlines, the U.S. economic expansion has continued. The U.S. remains a relative bright spot in the world, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market. Demand for cars, homes and furnishings has been healthy.

When interest rates in the U.S. will rise, and by how much, remains an area of focus, with many anticipating the Federal Reserve will raise rates in December of this year. Over the last 12 months, global economic concerns have altered the Fed's timetable on further increases. We believe that job growth and inflation will be the most important determinants in the direction of long-term central bank policy.

Overseas, the European Central Bank and Bank of Japan are actively engaged in aggressive easing. As yet, these steps are not leading to any notable strengthening of economic activity.

China, in the face of economic softening, has turned toward more aggressive stimulus. We believe economic growth in China is likely to hold steady, which should support broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	9/30/16	9/30/15
S&P 500 Index	2,168.27	1,920.03
MSCI EAFE Index	1,701.69	1,644.40
10-Year Treasury Yield	1.60%	2.06%
U.S. unemployment rate	5.00%	5.10%
30-year fixed mortgage rate	3.42%	3.86%
Oil price per barrel	$ 48.24	$ 45.09

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

ILLUSTRATION OF FUND EXPENSES

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2016.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 5 to the Financial Statements for further information.

| Fund | Actual[1] | | | Hypothetical[2] | | | Annualized Expense Ratio Based on the Six-Month Period |
	Beginning Account Value 3-31-16	Ending Account Value 9-30-16	Expenses Paid During Period*	Beginning Account Value 3-31-16	Ending Account Value 9-30-16	Expenses Paid During Period*	
Bond Fund							
Class A	$1,000	$1,038.50	$4.89	$1,000	$1,020.25	$4.85	0.96%
Class B**	$1,000	$1,032.80	$11.49	$1,000	$1,013.73	$11.38	2.26%
Class C	$1,000	$1,032.50	$9.35	$1,000	$1,015.91	$9.27	1.83%
Class Y	$1,000	$1,038.70	$3.47	$1,000	$1,021.71	$3.44	0.67%

See footnotes on page 5

ILLUSTRATION OF FUND EXPENSES

Fund	Actual[1] Beginning Account Value 3-31-16	Ending Account Value 9-30-16	Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 3-31-16	Ending Account Value 9-30-16	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Cash Management							
Class A	$1,000	$1,000.10	$3.10	$1,000	$1,022.02	$3.13	0.61%
Class B**	$1,000	$1,000.00	$3.10	$1,000	$1,022.01	$3.13	0.61%
Class C**	$1,000	$1,000.00	$3.00	$1,000	$1,022.03	$3.03	0.61%
Global Bond Fund							
Class A	$1,000	$1,043.50	$6.03	$1,000	$1,019.19	$5.96	1.17%
Class B**	$1,000	$1,039.50	$12.75	$1,000	$1,012.61	$12.58	2.48%
Class C	$1,000	$1,041.60	$10.21	$1,000	$1,015.05	$10.08	2.00%
Class Y	$1,000	$1,045.50	$4.19	$1,000	$1,021.00	$4.14	0.81%
Government Securities Fund							
Class A	$1,000	$1,013.90	$5.03	$1,000	$1,020.05	$5.05	1.00%
Class B**	$1,000	$1,008.10	$10.74	$1,000	$1,014.33	$10.78	2.14%
Class C	$1,000	$1,009.20	$9.64	$1,000	$1,015.48	$9.67	1.91%
Class Y	$1,000	$1,015.40	$3.53	$1,000	$1,021.56	$3.54	0.70%
High Income Fund							
Class A	$1,000	$1,103.40	$5.26	$1,000	$1,020.04	$5.05	1.00%
Class B**	$1,000	$1,096.80	$11.64	$1,000	$1,014.00	$11.18	2.21%
Class C	$1,000	$1,098.90	$9.55	$1,000	$1,015.99	$9.17	1.81%
Class Y	$1,000	$1,104.90	$3.89	$1,000	$1,021.34	$3.74	0.74%
Municipal Bond Fund							
Class A	$1,000	$1,018.60	$4.34	$1,000	$1,020.79	$4.34	0.85%
Class B**	$1,000	$1,013.80	$8.96	$1,000	$1,016.14	$8.97	1.78%
Class C	$1,000	$1,014.20	$8.66	$1,000	$1,016.48	$8.67	1.71%
Class Y[3]	$1,000	$1,005.30	$2.21	$1,000	$1,021.59	$3.54	0.70%
Municipal High Income Fund							
Class A	$1,000	$1,035.00	$4.38	$1,000	$1,020.77	$4.34	0.86%
Class B**	$1,000	$1,030.00	$9.24	$1,000	$1,015.92	$9.17	1.82%
Class C	$1,000	$1,030.70	$8.63	$1,000	$1,016.57	$8.57	1.70%
Class Y[3]	$1,000	$1,014.20	$2.22	$1,000	$1,021.55	$3.54	0.69%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2016, and divided by 366.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

[1] This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

[2] This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

[3] Actual inception date for the share class is 6-10-16 (the date on which shares were first acquired by shareholders). The calculations are based on 113 days in the period ended September 30, 2016.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.

(UNAUDITED)



Rick Perry

Below, Rick Perry, portfolio manager of the Waddell & Reed Advisors Bond Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2016. He has managed the Fund since October 1, 2015 and has 23 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2016	
Bond Fund (Class A shares at net asset value)	6.58%
Bond Fund (Class A shares including sales charges)	0.52%
Benchmark(s) and/or Lipper Category	
Bloomberg Barclays U.S. Aggregate Bond Index (generally reflects the performance of securities representing the bond market)	5.19%
Lipper Corporate Debt Funds A-Rated Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	7.38%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

For the fiscal year ended September 30, 2016, the Fund produced a net asset value total return of 6.58% which outperformed the Bloomberg Barclays U.S. Aggregate Bond Index by 139 basis points if sales charges are not taken into consideration. The Waddell & Reed Advisors Bond Fund ranked in the 35th percentile (1st percentile being the best, 99th percentile being the worst) of the Lipper Corporate Debt Funds A-Rated Category. The majority of funds that outperformed this fund in the Lipper Category were long-term bond funds with longer durations. The Waddell & Reed Advisors Bond Fund did very well relative to other funds with similar durations.

The Fund began the fiscal year positioned with a shorter duration than the Bloomberg Barclays U.S. Aggregate Bond Index (4.9 years vs 5.4 years). As it became clearer that the Federal Reserve Board (Fed) was unlikely to raise short term interest rates significantly in coming months, the Fund's duration positioning was increased relative to the Index. The Fund ended the fiscal year with a duration of 5.9 years vs 5.6 years for the Bloomberg Barclays U.S. Aggregate Bond Index. The Fund's performance benefited after the move to a longer duration as interest rates declined and bond prices increased during the fiscal year. The 10 year Treasury closed the year at 1.59% vs 2.04% at the beginning of the fiscal year.

The yield curve flattened significantly during fiscal year 2016. A common measure of the shape of the yield curve is the spread between 2 year Treasuries and 10 year Treasuries. This measure was 141 basis points on September 30, 2015, but flattened to 83 basis points on September 30, 2016. The Fund was positioned to benefit from the yield curve flattening throughout most of 2016. The shape of the yield curve going forward will largely be determined by the market's expectations of Fed short-term interest rate moves and longer term growth expectations.

Fiscal year 2016 got off to a rough start in the credit markets, driven by weakness in Energy and Metals/Mining sectors, but ended up being a fairly strong period for corporate credit overall. The Bloomberg Barclay's Corporate Index produced a total return of 8.56% for the period, driven by tighter credit spreads and lower interest rates. Credit spreads tightened 31 basis points for the fiscal year, producing 351 basis points of excess returns (total return over Treasuries of the same duration). The best performing sectors were Communications and Basic Industry. The worst performing sectors for the fiscal year were Financials and Utilities, which are generally considered more defensive in nature. Likewise, higher quality credit (AA's & A's) underperformed lower quality credit (BBB's). The dominant theme in the credit market was the extremely robust demand for U.S. credit from investors, particularly investors outside the U.S. (Asia & Europe). The demand for credit significantly exceeded supply even though fiscal 2016 saw a record amount of new issuance.*

The Fund began the year with an overall allocation to credit of 71%. The allocation to credit was selectively increased during the year to conclude the fiscal year at 75%. The increased exposure to credit was beneficial to the Fund's relative performance. The allocation to sectors within credit stayed relatively consistent throughout the period. There was a slight shift during the year out of Industrials and into Financials. The allocation to Financials was increased to 25% and Industrials was decreased to 44% at year-end. This change in sector allocation was a slight detractor to performance, as Financials have marginally underperformed the broader credit market. The Fund increased its exposure to BBB rated credit during the year to 37% from 28%, which was beneficial to performance as BBB's outperformed higher rated credit.

The Fund's allocation to securitized assets during the year was increased from 12% to 16%, with the majority of the increase to Commercial Mortgage Backed Securities (CMBS). The increase in allocation to CMBS and credit was funded by a reduction in the Fund's exposure to Treasuries. The Fund had only 4% invested in Treasuries at year-end compared to 12%

at the beginning of the year. The uncertainty associated with Fed policy toward short-term interest rates was the primary reason for the reduction in exposure to Treasuries.

Outlook

The Central Bank policies outside of the U.S. continue to have a profound impact on the U.S. Fixed Income market, both in Treasuries and credit. The demand for positive yield from foreign investors is providing an opportunity for U.S. companies to borrow (issue bonds) at very attractive rates. Although the foreign demand provides a short-term boost to the credit market, it is uncertain how stable this demand will prove to be over the longer-term. Credit metrics for U.S. companies such as leverage and interest coverage have been eroding for several quarters as more corporate bonds are issued to meet demand. Should foreign investors reduce their appetite for U.S. credit, the market is likely to experience some weakness.

As long as interest rates outside of the U.S. remain significantly lower than U.S. rates, it seems unlikely that Treasury yields will materially increase in the near term. In addition, the Fed has repeatedly stated its desire to raise the Fed Funds Rate at a gradual pace. Should the Fed execute on their stated goal of a gradual pace for short-term interest rate hikes, the yield curve is expected to continue to flatten throughout the coming months. However, if the Fed acts inconsistently with market expectations, the financial market could experience turbulence in late 2016 and continuing into 2017.

Clear indications that the market is in the late stages of the credit cycle continue to be abundant. Therefore, conservative positioning within the credit market seems to be a prudent strategy in the coming months. Financials have underperformed the broader market throughout the first three quarters of the year. In the past three years, Financials have out-performed Industrials by a significant margin in the fourth quarter. This year may prove to be different, however. Concerns about the low/negative interest rate environment, issues with certain large banks and negative market/political sentiment toward banks may prevent Financials from the late year rally. Secondary market liquidity is expected to remain challenging in the foreseeable future. New issuance is expected to remain robust in coming months as strong global demand for yield continues. Lastly, political uncertainty has the potential to cause some late calendar year market volatility.

*http://www.marketwatch.com/story/companies-defy-logic-with-record-bond-issuance-and-tighter-spreads-what-gives-2016-08-09

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Bond Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2016 (UNAUDITED)

Asset Allocation

Bonds	94.2%
Corporate Debt Securities	70.9%
United States Government and Government Agency Obligations	18.7%
Asset-Backed Securities	1.8%
Municipal Bonds — Taxable	1.7%
Other Government Securities	1.0%
Mortgage-Backed Securities	0.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.8%

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	16/46	35
3 Year	30/41	72
5 Year	31/37	82
10 Year	22/30	71

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	85.8%
AAA	0.9%
AA	21.7%
A	23.5%
BBB	39.7%
Non-Investment Grade	8.4%
BB	2.9%
Below CCC	0.1%
Non-rated	5.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.8%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT   BOND FUND



Bond Fund, Class A Shares(1)	$13,998
Bloomberg Barclays U.S. Aggregate Bond Index	$15,965

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class Y
1-year period ended 9-30-16	0.52%	1.31%	5.65%	6.88%
5-year period ended 9-30-16	1.75%	1.48%	2.02%	3.26%
10-year period ended 9-30-16	3.42%	3.11%	3.09%	4.35%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SEPTEMBER 30, 2016SCHEDULE OF INVESTMENTS BOND FUND *(in thousands)*

ASSET-BACKED SECURITIES	Principal	Value
Air Canada Enhanced Equipment Trust Series 2015-2, Class AA, 3.750%, 12–15–27 (A)	$4,000	$ 4,240
American Airlines Class A Pass Through Certificates, Series 2016-2, 3.650%, 6–15–28	2,000	2,085
American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6–15–28	3,000	3,075
American Airlines, Inc., Class AA Pass Through Certificates, Series 2016-1, 3.575%, 1–15–28	5,985	6,330
SBA Tower Trust, Series 2016-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.877%, 7–15–21 (A)	3,500	3,559
United Airlines Pass-Through Certificates, Series 2016-AA, 3.100%, 7–7–28	4,000	4,090
TOTAL ASSET-BACKED SECURITIES – 1.8%		$23,379
(Cost: $22,485)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Advertising – 0.3%		
Omnicom Group, Inc., 3.600%, 4–15–26	4,000	4,230
Auto Parts & Equipment – 0.2%		
BorgWarner, Inc., 3.375%, 3–15–25	3,000	3,070
Automobile Manufacturers – 0.9%		
BMW U.S. Capital LLC, 2.800%, 4–11–26 (A)	7,500	7,666
General Motors Co., 6.600%, 4–1–36	2,651	3,195
		10,861
Cable & Satellite – 2.8%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
1.625%, 1–15–22	5,000	4,958
2.350%, 1–15–27	5,000	4,923
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
5.000%, 3–1–21	6,750	7,558
3.800%, 3–15–22	2,881	3,086
3.950%, 1–15–25	3,365	3,574
Time Warner Cable, Inc., 5.850%, 5–1–17	5,035	5,161
Time Warner, Inc. (GTD by Historic TW, Inc.), 2.950%, 7–15–26	7,000	7,088
		36,348
Department Stores – 0.5%		
May Department Stores Co. (The), 7.450%, 10–15–16	$6,600	$ 6,611
Education Services – 0.4%		
Trustees of Princeton University (The), 4.950%, 3–1–19	3,000	3,254
University of Southern California, 3.028%, 10–1–39	2,000	1,986
		5,240
Footwear – 0.3%		
NIKE, Inc., 3.875%, 11–1–45	4,000	4,397
Home Improvement Retail – 0.3%		
Home Depot, Inc. (The), 4.400%, 4–1–21	3,135	3,493
Homebuilding – 0.4%		
Toll Brothers Finance Corp., 4.375%, 4–15–23	4,445	4,556
Hotels, Resorts & Cruise Lines – 0.5%		
Marriott International, Inc., Series R, 3.125%, 6–15–26	6,000	6,068
Household Appliances – 0.3%		
Whirlpool Corp., 4.500%, 6–1–46	3,000	3,246
Internet & Direct Marketing Retail – 0.2%		
Amazon.com, Inc., 4.800%, 12–5–34	2,470	2,908
Leisure Products – 0.1%		
Mattel, Inc., 2.350%, 8–15–21	1,500	1,521
Movies & Entertainment – 0.4%		
Walt Disney Co. (The), 4.125%, 6–1–44	4,000	4,525
Publishing – 0.2%		
Thomson Reuters Corp., 3.350%, 5–15–26	3,000	3,081
Restaurants – 0.2%		
McDonalds Corp., 5.350%, 3–1–18	2,360	2,490
Total Consumer Discretionary – 8.0%		102,645
Consumer Staples		
Brewers – 1.5%		
Anheuser-Busch Inbev Finance, Inc. (GTD by AB INBEV/BBR/COB):		
3.650%, 2–1–26	2,665	2,854
4.700%, 2–1–36	6,000	6,905
4.900%, 2–1–46	3,500	4,198
Molson Coors Brewing Co.:		
3.000%, 7–15–26	$2,000	$ 2,015
4.200%, 7–15–46	2,500	2,612
		18,584
Drug Retail – 0.4%		
CVS Health Corp., 2.125%, 6–1–21	2,000	2,021
Walgreens Boots Alliance, Inc., 3.100%, 6–1–23	2,500	2,579
		4,600
Food Distributors – 0.3%		
Sysco Corp., 3.300%, 7–15–26	4,000	4,149
Food Retail – 0.4%		
Kroger Co. (The):		
6.400%, 8–15–17	1,080	1,129
1.500%, 9–30–19	4,000	3,992
		5,121
Household Products – 0.6%		
Kimberly-Clark Corp.:		
2.750%, 2–15–26	4,000	4,158
3.200%, 7–30–46	1,000	986
Procter & Gamble Co. (The), 2.700%, 2–2–26	3,000	3,156
		8,300
Packaged Foods & Meats – 2.1%		
General Mills, Inc., 1.400%, 10–20–17	1,300	1,303
Hershey Co. (The), 2.300%, 8–15–26	3,500	3,470
Kraft Heinz Foods Co.:		
3.000%, 6–1–26	4,000	4,034
4.375%, 6–1–46	5,000	5,304
Mead Johnson Nutrition Co., 4.125%, 11–15–25	4,000	4,339
Tyson Foods, Inc. (GTD by Tyson Fresh Meats, Inc.), 2.650%, 8–15–19	7,765	7,962
		26,412
Soft Drinks – 1.4%		
Coca-Cola Co. (The):		
1.550%, 9–1–21	3,500	3,486
2.875%, 10–27–25	8,000	8,434
2.250%, 9–1–26	2,000	1,988
PepsiCo, Inc., 2.850%, 2–24–26	4,000	4,194
		18,102
Total Consumer Staples – 6.7%		85,268

SCHEDULE OF INVESTMENTS

BOND FUND *(in thousands)*

SEPTEMBER 30, 2016

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Energy		
Oil & Gas Equipment & Services – 1.3%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.),		
6.500%, 1–31–19	$5,000	$ 5,546
Halliburton Co.,		
6.750%, 2–1–27	4,950	6,098
Schlumberger Holding Corp.,		
3.625%, 12–21–22 (A)	5,000	5,360
		17,004
Oil & Gas Exploration & Production – 1.9%		
BP Capital Markets plc (GTD by BP plc),		
1.674%, 2–13–18	4,250	4,266
ConocoPhillips Co. (GTD by ConocoPhillips),		
4.150%, 11–15–34	4,650	4,650
Devon Energy Corp.:		
3.250%, 5–15–22	2,000	1,986
5.850%, 12–15–25	2,000	2,266
EQT Corp.,		
8.125%, 6–1–19	8,081	9,236
Occidental Petroleum Corp.,		
3.400%, 4–15–26	2,500	2,647
		25,051
Oil & Gas Storage & Transportation – 1.7%		
Colorado Interstate Gas Co.,		
4.150%, 8–15–26 (A)	6,000	5,952
El Paso Corp.,		
7.000%, 6–15–17	1,000	1,035
Plains All American Pipeline L.P. and PAA Finance Corp.,		
3.600%, 11–1–24	4,469	4,346
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.),		
4.400%, 4–1–21	2,551	2,737
Tennessee Gas Pipeline Co.,		
7.000%, 3–15–27	6,000	7,191
		21,261
Total Energy – 4.9%		63,316
Financials		
Asset Management & Custody Banks – 2.0%		
Ares Capital Corp.,		
3.875%, 1–15–20	11,635	12,035
Legg Mason, Inc.,		
4.750%, 3–15–26	6,500	7,027
State Street Corp.,		
2.650%, 5–19–26	6,000	6,072
		25,134
Consumer Finance – 4.1%		
American Express Credit Corp.,		
1.875%, 11–5–18	4,000	4,033
Capital One Financial Corp.:		
4.200%, 10–29–25	5,500	5,741
3.750%, 7–28–26	2,000	2,011

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Consumer Finance (Continued)		
Capital One N.A.,		
2.400%, 9–5–19	$4,000	$ 4,063
Discover Financial Services,		
3.950%, 11–6–24	8,200	8,398
Ford Motor Credit Co. LLC,		
3.200%, 1–15–21	8,000	8,214
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.100%, 1–15–19	2,000	2,039
3.500%, 7–10–19	3,400	3,502
4.200%, 3–1–21	4,500	4,736
3.200%, 7–6–21	4,500	4,556
3.700%, 5–9–23	2,500	2,543
Total System Services, Inc.,		
3.800%, 4–1–21	2,500	2,653
		52,489
Diversified Banks – 7.6%		
Australia & New Zealand Banking Group Ltd.,		
4.400%, 5–19–26 (A)	5,000	5,310
Bank of America Corp.:		
2.625%, 4–19–21	4,000	4,064
4.200%, 8–26–24	4,500	4,758
3.875%, 8–1–25	1,500	1,603
6.300%, 12–29–49	2,000	2,172
Bank of New York Mellon Corp. (The):		
2.500%, 4–15–21	2,000	2,056
2.200%, 8–16–23	4,000	3,989
Bank of Nova Scotia (The),		
1.250%, 4–11–17	5,920	5,921
BB&T Corp.,		
2.050%, 5–10–21	7,500	7,579
Commonwealth Bank of Australia,		
2.000%, 9–6–21 (A)	3,500	3,495
Fifth Third Bank N.A.,		
2.250%, 6–14–21	2,500	2,542
Huntington Bancshares, Inc.:		
3.150%, 3–14–21	1,500	1,555
2.300%, 1–14–22	4,000	3,986
Mitsubishi UFJ Financial Group, Inc.,		
2.190%, 9–13–21	6,500	6,484
Mizuho Financial Group, Inc.,		
2.273%, 9–13–21	7,000	6,977
Royal Bank of Canada:		
1.625%, 4–15–19	1,000	1,002
2.350%, 10–30–20	4,000	4,080
2.500%, 1–19–21	4,000	4,129
4.650%, 1–27–26	1,000	1,091
Sumitomo Mitsui Financial Group, Inc.,		
2.058%, 7–14–21	6,000	5,952
U.S. Bancorp,		
3.100%, 4–27–26	3,000	3,101
U.S. Bank N.A.,		
1.350%, 1–26–18	8,000	8,013
Wells Fargo & Co.:		
2.100%, 7–26–21	1,000	997
4.400%, 6–14–46	2,000	2,041
Westpac Banking Corp.,		
2.000%, 8–19–21	4,000	3,998
		96,895

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Investment Banking & Brokerage – 3.6%		
Credit Suisse Group Funding (Guernsey) Ltd.,		
3.125%, 12–10–20	$ 2,500	$ 2,533
Goldman Sachs Group, Inc. (The):		
2.875%, 2–25–21	2,000	2,051
2.625%, 4–25–21	5,500	5,592
2.350%, 11–15–21	3,000	2,994
4.250%, 10–21–25	7,500	7,898
3.750%, 2–25–26	1,000	1,051
Merrill Lynch & Co., Inc.,		
6.400%, 8–28–17	5,969	6,228
Morgan Stanley:		
2.500%, 4–21–21	2,000	2,020
4.875%, 11–1–22	2,000	2,206
3.875%, 1–27–26	10,500	11,169
Raymond James Financial, Inc.,		
3.625%, 9–15–26	2,500	2,552
		46,294
Life & Health Insurance – 1.4%		
Aflac, Inc.,		
3.625%, 11–15–24	4,975	5,353
New York Life Global Funding:		
2.000%, 4–13–21 (A)	2,500	2,523
2.350%, 7–14–26 (A)	3,000	2,984
Principal Life Global Funding II:		
2.625%, 11–19–20 (A)	3,500	3,587
3.000%, 4–18–26 (A)	4,000	4,068
		18,515
Multi-Line Insurance – 0.3%		
American International Group, Inc.,		
3.300%, 3–1–21	4,000	4,197
Other Diversified Financial Services – 5.1%		
Citigroup, Inc.:		
2.700%, 3–30–21	4,000	4,089
2.278%, 9–1–23 (B)	5,000	5,024
4.450%, 9–29–27	8,000	8,377
Fidelity National Financial, Inc.,		
6.600%, 5–15–17	11,430	11,752
JPMorgan Chase & Co.:		
2.295%, 8–15–21	5,000	5,011
2.700%, 5–18–23	6,000	6,064
3.300%, 4–1–26	3,000	3,099
4.950%, 6–1–45	1,000	1,123
TIAA Asset Management Finance Co. LLC,		
4.125%, 11–1–24 (A)	9,600	10,126
USAA Capital Corp.,		
2.450%, 8–1–20 (A)	10,030	10,317
		64,982
Property & Casualty Insurance – 0.9%		
Berkshire Hathaway, Inc.:		
2.750%, 3–15–23	3,000	3,119
3.125%, 3–15–26	5,500	5,789
Old Republic International Corp.,		
3.875%, 8–26–26	3,000	2,997
		11,905

SCHEDULE OF INVESTMENTS

BOND FUND *(in thousands)*

SEPTEMBER 30, 2016

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Regional Banks – 0.9%		
PNC Bank N.A.:		
2.450%, 11–5–20	$ 736	$ 753
2.150%, 4–29–21	6,000	6,063
3.300%, 10–30–24	2,000	2,124
SunTrust Banks, Inc.,		
3.300%, 5–15–26	3,000	3,062
		12,002
Specialized Finance – 1.0%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
4.420%, 6–15–21 (A)	2,000	2,090
5.450%, 6–15–23 (A)	6,000	6,426
6.020%, 6–15–26 (A)	1,500	1,645
8.100%, 7–15–36 (A)	2,500	2,944
		13,105
Total Financials – 26.9%		345,518
Health Care		
Biotechnology – 0.6%		
Amgen, Inc.:		
1.250%, 5–22–17	2,000	2,001
6.150%, 6–1–18	411	443
5.700%, 2–1–19	2,000	2,190
2.250%, 8–19–23	3,000	2,989
		7,623
Health Care Services – 0.4%		
Quest Diagnostics, Inc.,		
3.450%, 6–1–26	5,500	5,735
Health Care Supplies – 1.6%		
Express Scripts Holding Co.,		
3.000%, 7–15–23	1,000	1,016
Medtronic, Inc.,		
4.375%, 3–15–35	10,288	11,682
Shire Acquisitions Investments Ireland Designated Activity Co.,		
2.400%, 9–23–21	8,000	8,022
		20,720
Pharmaceuticals – 0.9%		
AbbVie, Inc.,		
4.500%, 5–14–35	5,600	5,979
AstraZeneca plc,		
3.375%, 11–16–25	3,000	3,210
Perrigo Finance Unlimited Co. (GTD by Perrigo Co. plc),		
3.500%, 3–15–21	2,000	2,069
		11,258
Total Health Care – 3.5%		45,336
Industrials		
Aerospace & Defense – 1.7%		
BAE Systems Finance, Inc.,		
7.500%, 7–1–27 (A)	2,600	3,544

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Aerospace & Defense (Continued)		
BAE Systems Holdings, Inc.:		
3.800%, 10–7–24 (A)	$5,000	$ 5,283
3.850%, 12–15–25 (A)	3,000	3,192
4.750%, 10–7–44 (A)	2,000	2,217
BAE Systems plc,		
3.500%, 10–11–16 (A)	509	509
Boeing Co. (The),		
1.650%, 10–30–20	2,500	2,519
General Dynamics Corp.,		
1.875%, 8–15–23	5,000	4,961
		22,225
Air Freight & Logistics – 0.9%		
FedEx Corp.:		
3.250%, 4–1–26	4,000	4,221
4.750%, 11–15–45	6,000	6,847
		11,068
Airlines – 1.2%		
Norwegian Air Shuttle 2016-1, Class A,		
4.875%, 5–10–28 (A)	4,000	3,981
Southwest Airlines Co.,		
5.125%, 3–1–17	4,720	4,794
Sydney Airport Finance,		
3.625%, 4–28–26 (A)	6,000	6,232
		15,007
Building Products – 0.7%		
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 12–15–21	8,352	8,540
Environmental & Facilities Services – 1.2%		
Republic Services, Inc.:		
3.800%, 5–15–18	4,000	4,155
2.900%, 7–1–26	3,000	3,043
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.):		
2.400%, 5–15–23	4,000	4,049
7.100%, 8–1–26	2,960	4,005
		15,252
Industrial Conglomerates – 0.7%		
Fortive Corp. (GTD by Danaher Corp.),		
3.150%, 6–15–26 (A)	3,500	3,602
General Electric Capital Corp.:		
6.000%, 8–7–19	1,432	1,618
2.342%, 11–15–20	4,171	4,284
		9,504
Railroads – 0.2%		
Burlington Northern Santa Fe LLC,		
3.400%, 9–1–24	2,275	2,450
Trading Companies & Distributors – 0.6%		
HD Supply, Inc.,		
5.250%, 12–15–21 (A)	7,247	7,664
Total Industrials – 7.2%		91,710

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Information Technology		
Application Software – 0.2%		
NVIDIA Corp.,		
2.200%, 9–16–21	$3,000	$ 3,009
Data Processing & Outsourced Services – 1.3%		
Alliance Data Systems Corp.,		
5.250%, 12–1–17 (A)	8,428	8,596
Visa, Inc.:		
2.800%, 12–14–22	4,000	4,194
3.150%, 12–14–25	3,000	3,171
		15,961
Electronic Manufacturing Services – 0.2%		
Jabil Circuit, Inc.,		
5.625%, 12–15–20	2,480	2,679
Home Entertainment Software – 0.3%		
Activision Blizzard, Inc.,		
2.300%, 9–15–21 (A)	4,000	4,010
Semiconductors – 0.6%		
Intel Corp.,		
3.100%, 7–29–22	4,000	4,273
Micron Technology, Inc.,		
7.500%, 9–15–23 (A)	3,133	3,480
		7,753
Systems Software – 0.9%		
CA, Inc.,		
5.375%, 12–1–19	6,195	6,841
Microsoft Corp.:		
2.650%, 11–3–22	3,000	3,129
2.000%, 8–8–23	1,500	1,499
		11,469
Technology Hardware, Storage & Peripherals – 0.2%		
Apple, Inc.,		
2.500%, 2–9–25	2,500	2,532
Total Information Technology – 3.7%		47,413
Materials		
Diversified Metals & Mining – 0.3%		
Glencore Funding LLC,		
3.125%, 4–29–19 (A)	4,000	4,016
Paper Packaging – 0.5%		
Amcor Finance USA, Inc.,		
3.625%, 4–28–26 (A)	6,000	6,199
Specialty Chemicals – 0.5%		
Methanex Corp.,		
5.250%, 3–1–22	6,500	6,714
Total Materials – 1.3%		16,929
Real Estate		
Health Care REITs – 0.5%		
Health Care REIT, Inc.,		
4.000%, 6–1–25	5,700	6,048

SCHEDULE OF INVESTMENTS BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrial REITs – 0.5%		
Aircastle Ltd.:		
5.500%, 2–15–22	$ 4,909	$ 5,296
5.000%, 4–1–23	1,660	1,735
		7,031
Specialized REITs – 0.3%		
Crown Castle International Corp.:		
2.250%, 9–1–21	3,000	2,998
5.250%, 1–15–23	844	955
		3,953
Total Real Estate – 1.3%		17,032
Telecommunication Services		
Integrated Telecommunication Services – 1.8%		
AT&T, Inc.:		
2.300%, 3–11–19	1,000	1,017
3.600%, 2–17–23	5,500	5,799
4.125%, 2–17–26	3,000	3,244
Verizon Communications, Inc.:		
5.150%, 9–15–23	4,500	5,237
2.625%, 8–15–26	8,500	8,340
		23,637
Wireless Telecommunication Service – 1.8%		
American Tower Corp.:		
4.400%, 2–15–26	2,000	2,192
3.125%, 1–15–27	14,000	13,944
Crown Castle Towers LLC:		
3.222%, 5–15–22 (A)	2,000	2,062
3.663%, 5–15–25 (A)	4,000	4,216
		22,414
Total Telecommunication Services – 3.6%		46,051
Utilities		
Electric Utilities – 1.5%		
Commonwealth Edison Co., 3.650%, 6–15–46	2,500	2,574
Edison International, 2.950%, 3–15–23	5,000	5,165
Kansas City Power & Light Co., 6.375%, 3–1–18	6,500	6,940
Sierra Pacific Power Co., 2.600%, 5–1–26 (A)	4,000	4,055
		18,734
Multi-Utilities – 2.1%		
Duke Energy Carolinas LLC:		
4.300%, 6–15–20	3,250	3,574
3.750%, 6–1–45	12,000	12,551
Duke Energy Indiana LLC, 3.750%, 5–15–46	1,000	1,039
NorthWestern Corp., 6.340%, 4–1–19	5,600	6,235
Public Service Electric and Gas Co., 2.250%, 9–15–26	3,500	3,490
		26,889

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Water Utilities – 0.2%		
California Water Service Co., 5.875%, 5–1–19	$3,000	$ 3,299
Total Utilities – 3.8%		48,922
TOTAL CORPORATE DEBT SECURITIES – 70.9%		$910,140
(Cost: $876,026)		
MORTGAGE-BACKED SECURITIES		
Non-Agency REMIC/CMO – 0.1%		
MASTR Adjustable Rate Mortgage Trust 2005-1, 2.743%, 3–25–35 (B)	3,068	968
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-1, 3.027%, 2–25–34 (B)	782	55
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates, Series 2004-3AC, 2.919%, 3–25–34 (B)	1,099	51
		1,074
TOTAL MORTGAGE-BACKED SECURITIES – 0.1%		$ 1,074
(Cost: $4,947)		
MUNICIPAL BONDS – TAXABLE		
Massachusetts – 0.3%		
MA Hlth and Edu Fac Auth, Rev Bonds, Harvard Univ Issue, Ser 2008C, 5.260%, 10–1–18	3,985	4,311
New York – 0.7%		
NYC GO Bonds, Fiscal 2017 Ser A-2, 2.460%, 8–1–26	3,000	3,007
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3–1–29 (A)	3,932	5,622
		8,629
Ohio – 0.5%		
OH State Univ, Gen Receipts Bonds (Multiyear Debt Issuance Prog), Ser 2016A, 3.798%, 12–1–46	5,500	6,074

MUNICIPAL BONDS – TAXABLE (Continued)	Principal	Value
Pennsylvania – 0.2%		
Cmnwlth of PA, GO Bonds, Third Ser B of 2010 (Federally Taxable - Build America Bonds), 4.750%, 7–15–22	$ 3,075	$ 3,405
TOTAL MUNICIPAL BONDS – TAXABLE – 1.7%		$22,419
(Cost: $19,756)		
OTHER GOVERNMENT SECURITIES (C)		
Canada – 1.0%		
Province de Quebec, 7.140%, 2–27–26	9,365	12,833
TOTAL OTHER GOVERNMENT SECURITIES – 1.0%		$12,833
(Cost: $9,572)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Agency Obligations – 0.6%		
Federal Farm Credit Bank, 4.600%, 1–29–20	7,500	8,341
Mortgage-Backed Obligations – 15.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
2.790%, 6–25–22	2,000	2,093
5.000%, 5–15–23	1,111	1,194
4.000%, 10–15–35	1,538	1,569
3.000%, 10–15–36	10,033	10,323
4.000%, 11–15–36	1,690	1,780
4.500%, 8–15–39	1,623	1,677
5.045%, 7–25–44 (A)(B)	10,300	10,763
4.490%, 12–25–44 (A)(B)	17,760	19,378
4.400%, 1–25–45 (A)(B)	12,000	13,046
4.005%, 5–25–45 (A)(B)	4,000	4,268
3.782%, 10–25–45 (A)(B)	8,000	8,396
3.622%, 11–25–45 (A)(B)	8,837	9,262
4.752%, 11–25–46 (A)(B)	8,250	9,093
5.341%, 2–25–47 (A)(B)	1,300	1,454
4.436%, 7–25–48 (A)(B)	8,650	8,821
4.572%, 12–25–48 (A)(B)	5,837	6,286
4.790%, 11–25–49 (A)(B)	1,620	1,760
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates, 3.500%, 1–1–29	2,088	2,207
Federal National Mortgage Association Agency REMIC/CMO:		
2.717%, 2–25–22	5,100	5,338
2.640%, 6–1–22	2,925	3,065
3.360%, 12–1–22	1,937	2,092
2.630%, 2–1–23	3,171	3,314
2.356%, 3–1–23	3,732	3,877
3.320%, 8–1–24	2,782	3,033
2.390%, 6–1–25	3,043	3,140
4.000%, 3–25–33	727	796
3.500%, 8–25–33	505	528
5.500%, 11–25–36 (D)	2,445	423
2.000%, 4–25–39	8,783	8,807

SEPTEMBER 30, 2016

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
3.850%, 3–1–18	$ 4,695	$ 4,835
4.950%, 4–1–19	1,821	1,960
5.500%, 10–1–21	1,543	1,631
2.759%, 4–1–22	5,282	5,557
2.705%, 4–1–23	1,633	1,723
3.000%, 9–1–28	7,959	8,364
4.000%, 12–1–31	5,986	6,484
5.500%, 2–1–35	1,433	1,655
3.500%, 12–25–41	806	862
Government National Mortgage Association Agency REMIC/CMO:		
2.500%, 7–20–40	4,352	4,372
2.000%, 3–16–42	8,256	8,240
		193,466
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 15.7%		**$201,807**

(Cost: $198,276)

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations – 3.0%		
U.S. Treasury Bonds,		
3.000%, 11–15–44	20,389	23,323

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
U.S. Treasury Notes:		
2.750%, 2–28–18	$6,000	$ 6,170
1.625%, 11–15–22	9,000	9,152
2.000%, 8–15–25	19	19
		38,664
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.0%		**$38,664**

(Cost: $37,500)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 3.2%		
BorgWarner, Inc.,		
0.700%, 10–6–16	5,000	4,999
Clorox Co. (The),		
0.760%, 10–11–16	3,000	2,999
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.),		
0.790%, 10–19–16	5,000	4,998
J.M. Smucker Co. (The),		
0.700%, 10–3–16	4,834	4,834
John Deere Canada ULC (GTD by Deere & Co.),		
0.450%, 11–7–16	5,000	4,998
Medtronic Global Holdings SCA,		
0.740%, 11–14–16	5,000	4,995
United Technologies Corp.,		
0.770%, 10–13–16	8,500	8,498

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (E) (Continued)		
Virginia Electric and Power Co.,		
0.700%, 10–4–16	$5,000	$ 5,000
		41,321
Master Note – 0.4%		
Toyota Motor Credit Corp.,		
0.600%, 10–5–16 (F)	4,559	4,559
Municipal Obligations – 0.3%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.),		
0.850%, 10–7–16 (F)	3,970	3,970
TOTAL SHORT-TERM SECURITIES – 3.9%		**$ 49,850**

(Cost: $49,851)

TOTAL INVESTMENT SECURITIES – 98.1%		**$1,260,166**

(Cost: $1,218,413)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.9%		24,139
NET ASSETS – 100.0%		**$1,284,305**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2016 the total value of these securities amounted to $253,299 or 19.7% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016.

(C) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(D) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E) Rate shown is the yield to maturity at September 30, 2016.

(F) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016. Date shown represents the date that the variable rate resets.

SEPTEMBER 30, 2016

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$—	$ 23,379	$—
Corporate Debt Securities	—	910,140	—
Mortgage-Backed Securities	—	1,074	—
Municipal Bonds	—	22,419	—
Other Government Securities	—	12,833	—
United States Government Agency Obligations	—	201,807	—
United States Government Obligations	—	38,664	—
Short-Term Securities	—	49,850	—
Total	$—	$1,260,166	$—

During the year ended September 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.



Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of Waddell & Reed Advisors Cash Management, discusses positioning, performance and results for the fiscal year ended September 30, 2016. She has managed the Fund for 18 years and has 29 years of industry experience.

The Fund's fiscal year ended with short-term interest rates higher due to the 0.25% rate increase by the Federal Reserve (Fed) on December 16, 2015, as well as the anticipation of future Federal Reserve rate increases. The Fed continued to maintain an accommodative policy that provided liquidity to the economy at the beginning of the Fund's fiscal year. However, the move by the Fed in December began the process of draining liquidity from the economy, albeit gradually. During the fiscal year, money markets continued to be affected by low rates, as well as regulatory changes in both the banking sector and money market funds. The economy showed signs of improvement, and although there was some anticipation that the Fed would increase short-term rates again by 0.25%, the low rate of inflation and events in other parts of the world allowed for the continuation of a low Federal Funds target Rate of between 0.25% and 0.50%.

Lower rates, higher-quality bias

The fiscal year started with the Federal Funds Rate at between 0 and 0.25%, and changed to a rate between 0.25% and 0.50% at the Fed's December 16, 2015 meeting. The Fed had been testing Reverse Repo Programs to be integral to managing the Federal Funds Rate once the Fed began increasing short-term rates. These programs helped the short-term market manage liquidity, and provided the Fed with useful data. The Reverse Repo Program had been capped at $300 billion, but with the rate increase the cap on this program was lifted to allow for better management of short-term rates between the 0.25% and 0.50% rate band. Although there is anticipation that the Federal Reserve may increase the funds rate again by year-end 2016, the process will remain gradual. As a result, we will manage the Fund in a fashion based on the interest rate environment, closely monitoring any potential rate changes, and adjusting investments accordingly.

The low rates of interest during the fiscal year restrained the performance of the Fund and rates on money market investments, in general. The Securities and Exchange Commission (SEC) regulation requiring that at least 30% of the Fund's holdings mature in five business days or less also affected the Fund's return, because very short maturities tend to carry the lowest interest rates.

Early in the Fund's fiscal year, new bank regulations, which made short-term borrowing by banks less attractive, put downward pressure on rates due to diminished supply in the very short term. Within the confines of the Fund's liquidity and maturity requirements, we sought to maintain yield by purchasing longer-dated securities when credit spreads were wide. Most recently we have invested in floating rate notes based on the one or three-month London Interbank Offered Rate (LIBOR). These notes carry an attractive rate of interest, while allowing us to maintain a modest "weighted average maturity" (WAM). Over the past several months LIBOR rates have increased as the supply of investors in bank paper has decreased. The one-month LIBOR rate began the fiscal year at 0.19400% and ended the fiscal year considerably higher at 0.53111%. The three-month LIBOR rate began the fiscal year at 0.32400% and moved upward ending the fiscal year at 0.85367%.

Also affecting money market rates has been the transformation of the money market fund industry by the final SEC regulations which will become effective October 14, 2016. A substantial portion of prime fund assets converted to government money market funds throughout the year. Additionally, tax-exempt money market funds, which will be required to float net-asset-values, had asset decreases over the past several months. To continue attracting investors to corporate and tax-exempt money market securities, bank rates longer than 3 months, as well as short floating rate tax-exempt securities saw rate increases. We have taken advantage of this situation, when possible, to increase the fund yield.

Credit quality remained an important factor in the management and performance of the Fund. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

Staying the course

This past year, we have emphasized investments of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. We remain very selective of our investments. Corporate debt was used as an alternative investment when possible. We will continue to use floating-rate securities in the coming fiscal year, in anticipation of future rate increases and while short municipal rates remain attractive. We intend to include U.S. Treasury and government agency securities, as necessary.

We are managing the Fund to comply with SEC regulations of money market funds, which were introduced in 2010, and will be modified on October 14, 2016. The SEC added these regulations in an effort to provide money market investors with

greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations, to provide for the liquidity needs of our shareholders and investing for diversification. We will continue to manage the Fund in a prudent manner and in accordance with SEC regulations.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and it is possible to lose money on your investment.

Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund's liquidity falls below required minimums because of market conditions or other factors. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

PORTFOLIO HIGHLIGHTS

CASH MANAGEMENT

Asset Allocation

Corporate Obligations	48.9%
Commercial Paper	30.1%
Notes	14.6%
Certificate Of Deposit	2.3%
Master Note	1.9%
Municipal Obligations	40.0%
United States Government and Government Agency Obligations	12.9%
Liabilities, Net of Cash and Other Assets	-1.8%

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	55/106	52
3 Year	46/98	47
5 Year	37/97	38
10 Year	36/84	43

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

SCHEDULE OF INVESTMENTS CASH MANAGEMENT *(in thousands)*

SEPTEMBER 30, 2016

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Bank of Montreal,		
0.900%, 12–13–16	$ 10,000	$ 10,000
Bank of Nova Scotia (The):		
0.940%, 10–2–16 (A)	12,000	12,000
0.910%, 11–7–16	10,000	10,000
Total Certificate Of Deposit – 2.3%		32,000
Commercial Paper (B)		
Coca-Cola Co. (The),		
0.990%, 1–5–17	8,600	8,577
Corporacion Andina de Fomento:		
0.823%, 10–5–16	20,000	19,998
0.760%, 10–14–16	11,000	10,997
CVS Health Corp.,		
0.700%, 10–3–16	3,353	3,353
Essilor International S.A.,		
0.551%, 10–7–16	10,000	9,999
J.M. Smucker Co. (The),		
0.700%, 10–3–16	7,010	7,010
Kroger Co. (The),		
0.630%, 10–3–16	7,035	7,035
Malayan Banking Berhad (GTD by Wells Fargo Bank N.A.):		
0.691%, 10–4–16	9,125	9,124
0.600%, 10–12–16	6,000	5,999
0.870%, 10–17–16	2,000	1,999
0.820%, 10–18–16	3,600	3,598
0.810%, 10–19–16	7,000	6,997
0.770%, 10–25–16	2,500	2,499
0.720%, 10–26–16	18,500	18,490
0.760%, 10–28–16	21,000	20,988
Northern Illinois Gas Co.:		
0.560%, 10–4–16	29,586	29,585
0.510%, 10–11–16	30,000	29,995
Pricoa Short Term Funding LLC:		
0.580%, 10–17–16	10,000	9,997
0.590%, 10–20–16	4,000	3,999
0.530%, 11–4–16	15,000	14,992
0.590%, 11–10–16	10,000	9,993
Rabobank Nederland,		
0.740%, 10–12–16	15,000	14,996
Regents of the University of California (The),		
0.630%, 10–18–16	30,000	29,990
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia),		
0.820%, 10–31–16	26,238	26,219
River Fuel Funding Co. #3, Inc. (GTD by Bank of Nova Scotia),		
0.790%, 10–14–16	37,000	36,989
River Fuel Trust #1 (GTD by Bank of Nova Scotia):		
0.790%, 10–14–16	5,465	5,463
0.820%, 10–31–16	2,524	2,522
Rockwell Automation, Inc.:		
0.520%, 10–3–16	5,825	5,825
0.540%, 10–4–16	3,950	3,950
0.590%, 10–5–16	25,000	24,999
0.500%, 10–12–16	8,150	8,149
St. Jude Medical, Inc.,		
0.700%, 10–3–16	7,010	7,010

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
Toyota Motor Credit Corp.,		
0.774%, 10–6–16(A)	$ 17,400	$ 17,400
Wisconsin Electric Power Co.,		
0.490%, 10–4–16	4,500	4,500
Total Commercial Paper – 30.1%		423,236
Master Note		
Toyota Motor Credit Corp.,		
0.600%, 10–5–16 (A)	27,003	27,003
Total Master Note – 1.9%		27,003
Notes		
Banco del Estado de Chile:		
1.120%, 10–13–16 (A)	15,000	15,000
1.060%, 10–22–16 (A)	15,000	15,000
1.100%, 10–23–16 (A)	15,000	15,000
Bank of Montreal:		
1.130%, 10–6–16 (A)	15,000	15,000
0.910%, 10–7–16 (A)	20,000	20,000
Bank of Nova Scotia (The),		
1.070%, 10–11–16 (A)	40,000	40,000
Chevron Corp.,		
0.890%, 11–9–16 (A)	4,000	4,001
Rabobank Nederland,		
1.120%, 10–17–16 (A)	15,000	15,000
Royal Bank of Canada:		
0.920%, 10–14–16 (A)	9,000	9,000
1.020%, 11–9–16 (A)	10,000	10,001
Toronto–Dominion Bank,		
1.340%, 12–2–16 (A)	15,000	15,000
Toyota Motor Credit Corp.,		
0.950%, 10–12–16 (A)	25,000	25,000
Wells Fargo Bank N.A.,		
1.020%, 10–10–16 (A)	7,000	7,000
Total Notes – 14.6%		205,002
TOTAL CORPORATE OBLIGATIONS – 48.9%		$ 687,241

(Cost: $687,241)

MUNICIPAL OBLIGATIONS	Principal	Value
California – 8.2%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.),		
0.840%, 10–7–16 (A)	7,500	7,500
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co.), Ser C (GTD by TD Bank N.A.),		
0.920%, 10–1–16 (A)	2,000	2,000
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA),		
0.860%, 10–7–16 (A)	13,293	13,293

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/Phase I), Ser 2005 I (GTD by FNMA),		
0.870%, 10–7–16 (A)	$ 7,585	$ 7,585
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.),		
0.830%, 10–7–16 (A)	4,000	4,000
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C–C (GTD by U.S. Bank N.A.),		
0.850%, 10–1–16 (A)	2,000	2,000
Muni Impvt Corp. of Los Angeles, Lease Rev, Ser B–1 (Taxable), (GTD by Wells Fargo Bank N.A.),		
0.620%, 10–19–16	5,500	5,500
San Francisco City and Cnty, Pub Util Comnty Water Rev, Series A1T (Taxable), (GTD by Royal Bank of Canada):		
0.620%, 10–18–16	11,964	11,964
0.750%, 10–18–16	34,164	34,164
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.),		
0.810%, 10–7–16 (A)	9,000	9,000
The Regents of the Univ of CA, Gen Rev Bonds, Ser AL,		
0.850%, 10–7–16 (A)	18,400	18,400
		115,406
Colorado – 0.8%		
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.),		
0.910%, 10–7–16 (A)	7,070	7,070
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.):		
0.960%, 10–7–16 (A)	4,000	4,000
1.000%, 10–7–16 (A)	800	800
		11,870
Florida – 0.1%		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.),		
0.880%, 10–1–16 (A)	2,000	2,000

MUNICIPAL OBLIGATIONS (Continued)

	Principal	Value
Georgia – 4.0%		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by TD Bank N.A.):		
0.650%, 10–11–16	$12,007	$12,007
0.680%, 10–11–16	44,224	44,224
		56,231
Illinois – 1.0%		
Chicago, IL, Multi-Fam Hsng Rev Bonds (North Larrabee Ltd. Partnership Proj), Ser 2001A (GTD by Harris Trust and Savings Bank),		
0.920%, 10–7–16 (A)	3,745	3,745
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.),		
0.870%, 10–7–16 (A)	3,255	3,255
IL Fin Auth, Var Rate Demand Rev Bonds (North Park Univ Proj), Ser 2005 (GTD by JPMorgan Chase BankN.A.),		
0.830%, 10–7–16 (A)	2,000	2,000
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank N.A.),		
0.880%, 10–7–16 (A)	5,245	5,245
		14,245
Kansas – 0.6%		
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.),		
0.910%, 10–1–16 (A)	7,675	7,674
Louisiana – 2.8%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.),		
0.840%, 10–7–16 (A)	16,150	16,150
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.),		
0.850%, 10–1–16 (A)	12,948	12,948
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)),		
0.860%, 10–7–16 (A)	5,700	5,700
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp. Proj), Ser 1996 (GTD by Exxon Mobil Corp.),		
0.780%, 10–1–16 (A)	4,900	4,900
		39,698

MUNICIPAL OBLIGATIONS (Continued)

	Principal	Value
Maryland – 0.2%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by TD Bank N.A.),		
0.750%, 10–7–16 (A)	$ 2,200	$ 2,200
Michigan – 0.2%		
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds (Air Prods and Chemicals, Inc. Proj), Ser 2007 (GTD by Air Prods and Chemicals, Inc.),		
0.850%, 10–1–16 (A)	2,500	2,500
Minnesota – 1.9%		
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008A (GTD by U.S. Bank N.A.),		
0.800%, 10–7–16 (A)	3,000	3,000
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2011A (GTD by U.S. Bank N.A.),		
0.860%, 10–7–16 (A)	24,000	24,000
		27,000
Mississippi – 0.4%		
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.),		
0.830%, 10–1–16 (A)	6,000	6,000
Missouri – 0.4%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.),		
0.880%, 10–7–16 (A)	5,310	5,310
Nebraska – 1.4%		
Lancaster Cnty, NE, Hosp Auth, Hosp Rev Rfdg Bonds (Bryan LGH Med Ctr), Ser 2008B-1 (GTD by U.S. Bank N.A.),		
0.910%, 10–1–16 (A)	20,000	20,000
New Jersey – 0.6%		
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.),		
0.650%, 10–7–16 (A)	7,813	7,813
New York – 11.6%		
Long Island, NY Power Auth Elec Sys Tax Rev Notes, Ser 2015 GR-2A,		
0.650%, 10–26–16	16,000	16,000
NY Hsng Fin Agy, Hsng Rev Bonds, Ser 2016A (GTD by JPMorgan Chase Bank N.A.),		
0.840%, 10–7–16 (A)	13,000	13,000

MUNICIPAL OBLIGATIONS (Continued)

	Principal	Value
New York (Continued)		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by FHLMC),		
0.830%, 10–7–16 (A)	$ 14,000	$ 14,000
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2015A-1 (GTD by Bank of America N.A.),		
0.840%, 10–7–16 (A)	32,400	32,400
NY Metro Trans Auth, Trans Rev Var Rate Bonds, Ser 2005E-3 (GTD by Bank of Montreal),		
0.860%, 10–7–16 (A)	32,000	32,000
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2013A,		
0.840%, 10–7–16 (A)	2,000	2,000
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2015B (GTD by Wells Fargo Bank N.A.),		
0.780%, 10–7–16 (A)	12,200	12,200
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.),		
0.840%, 10–7–16 (A)	3,100	3,100
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-1 (GTD by Bank of America N.A.),		
0.840%, 10–7–16 (A)	28,360	28,360
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America N.A.),		
0.880%, 10–7–16 (A)	10,191	10,191
		163,251
Ohio – 0.2%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.),		
0.850%, 10–7–16 (A)	2,200	2,200
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.),		
0.850%, 10–7–16 (A)	500	500
		2,700
Oregon – 0.3%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank N.A.),		
0.830%, 10–7–16 (A)	3,595	3,595
Pennsylvania – 0.5%		
EPC - Allentown, LLC, Incr Taxable Var Rate Demand Bonds, Ser 2005 (GTD by U.S. Bank N.A.),		
0.650%, 10–7–16 (A)	6,855	6,855

SEPTEMBER 30, 2016

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
South Carolina – 0.5%		
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), 0.840%, 10–7–16 (A)	$ 7,000	$ 7,000
Tennessee – 0.1%		
Johnson City, TN Hlth and Edu Fac, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2013A (GTD by U.S. Bank N.A.), 0.830%, 10–7–16 (A)	1,900	1,900
Texas – 3.3%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.850%, 10–7–16 (A)	12,000	12,000
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.850%, 10–1–16 (A)	22,600	22,600

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Texas (Continued)		
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Prdts Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.850%, 10–1–16 (A)	$11,525	$ 11,525
		46,125
Virginia – 0.0%		
Stafford County, Staunton Indl Dev Auth (VA) Rev Bonds, Ser 8-A2 (GTD by Bank of America N.A.), 0.900%, 10–18–16	320	320
Wyoming – 0.9%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron USA, Inc. Proj), Ser 1992 (GTD by Chevron Corp.), 0.830%, 10–1–16 (A)	12,636	12,636
TOTAL MUNICIPAL OBLIGATIONS – 40.0%		$562,329
(Cost: $562,329)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations – 12.9%		
Federal Home Loan Bank, 0.720%, 2–17–17	$16,300	$ 16,300
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.560%, 10–5–16 (A)	9,750	9,750
0.750%, 10–5–16 (A)	7,616	7,615
0.760%, 10–5–16 (A)	30,144	30,144
0.800%, 10–5–16 (A)	9,103	9,103
0.560%, 10–7–16 (A)	3,100	3,100
0.750%, 10–7–16 (A)	21,000	21,000
0.760%, 10–7–16 (A)	55,700	55,700
0.790%, 10–7–16 (A)	28,400	28,400
		181,112
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 12.9%		$ 181,112
(Cost: $181,112)		
TOTAL INVESTMENT SECURITIES – 101.8%		$1,430,682
(Cost: $1,430,682)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.8)%		(25,698)
NET ASSETS – 100.0%		$1,404,984

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016. Date shown represents the date that the variable rate resets.

(B) Rate shown is the yield to maturity at September 30, 2016.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$—	$ 687,241	$—
Municipal Obligations	—	562,329	—
United States Government and Government Agency Obligations	—	181,112	—
Total	$—	$1,430,682	$—

During the year ended September 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

FNMA = Federal National Mortgage Association
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Mark G. Beischel

Below, Mark G. Beischel, CFA, portfolio manager of Waddell & Reed Advisors Global Bond Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2016. Mr. Beischel has been a manager of the Fund since 2002 and has 23 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2016

Global Bond Fund (Class A shares at net asset value)	6.49%
Global Bond Fund (Class A shares including sales charges)	0.50%
Benchmark(s) and/or Lipper Category	
Bloomberg Barclays Multiverse Index (generally reflects the performance of the global bond market)	9.23%
Lipper Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.96%

Please note that Fund returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. The performance discussion below is at net asset value.

Performance

The Waddell & Reed Advisors Global Bond Fund underperformed its Lipper average and the Bloomberg Barclays Multiverse Index for the year ending September 30, 2016. The Fund had a 94% weighting in the U.S. dollar that weakened over the course of the year. The underperformance was due to the large weighting in the U.S. dollar and the shorter duration. The Fund's underweighting in the Japanese yen hindered both its absolute and relative performance versus the Lipper peer group and Index, as the yen appreciated 18% versus the U.S. dollar from pressure of the Bank of Japan's (BOJ) Negative Interest Rate Policies (NIRP) that led flows back to Japan. The Fund's shorter effective duration relative to the index and Lipper group hurt the relative performance as the term structure of global interest rates collapsed with the (NIRP) enacted by the European Central Bank (ECB) and BOJ, as well as dovish forward guidance from the Federal Open Market Committee (FOMC).

The Fund did benefit from not having exposure to the British pound. The Fund's underweighting enhanced its absolute performance as the Sterling depreciated 14.3% from pressure from the Brexit — or British exit — vote , versus the U.S. dollar. Finally, the Fund's overweight exposure to credit enhanced its absolute performance with credit spreads compressing over the course of the year.

Emerging Market currencies had a mixed influence on the relative and absolute performance of the Fund versus its Lipper average. Asian and Latin American (ex. Mexico) commodity currencies outperformed the U.S. dollar as a stabilizing China helped in a rebound in global risk. The Mexican peso had a negative return versus the U.S. dollar due to the political risk associated with a Trump victory on North American Free Trade Agreement (NAFTA) trade.

Slower global recovery

The global recovery has continued to gradually heal. Although we believe the recovery will continue, global growth in 2017 is estimated to be weaker and more uneven than earlier forecasts. In the developed markets the U.S. continues to be the main driver for global growth followed by the Eurozone, United Kingdom (U.K.), and Japan. The FOMC started the normalization process of raising interest rates last December and has set the stage for a second rate hike in the later part of this year, assuming the labor market continues to improve, growth remains above potential, inflation proceeds toward the target and the markets remain calm. The first rate hike in December 2015 led to a tightening in the global financial conditions in January and February of 2016. The U.S. dollar strengthened, credit spreads widened, and equity prices fell. The market rebounded as the FOMC moved to a more dovish interpretation of the incoming data.

The Brexit could well turn out to be one of the most significant geopolitical events in the past decade. For now it is only a political event but it could very well turn into an economic event as the slowdown in the U.K. could spill over into the global economic activity. For now the devaluation of the British pound has taken most of the pain from the exit and those industries that export their goods and services have benefited from the weaker pound. Time will tell how the Brits are able to manage this process over the next couple of years.

In the Euro area, the (ECB) is struggling with weaker-than-expected growth and failing inflation expectations. ECB President Mario Draghi's most recent announcement of purchasing corporate credit and deemphasizing NIRP allows the Central Bank to move away from the controversial "Beggar thy neighbors" policies. In its most recent meeting the ECB has

asked different committees to review and evaluate different options to ensure the smooth implementation of their purchases, as they are running into technical difficulties in meeting their mandate.

The BOJ introduced a new policy framework in which the Bank will not only control the short-term policy rate at -0.1% but also the 10 year Japanese Government Bond yield at @0.0%. This new policy regime underscores the Central Bank's reduction of their dependence on large scale asset purchases which will have a technical limit over time.

Soft data out of China suggests that growth momentum has moderated. Consumer spending appears to be more resilient with retail sales better than expected, underpinned by rising auto sales. As investment is still an important driver of growth, the expectation is that another round of stimulus maybe coming. Monetary policy will remain accommodative with more reserve requirement ratio (RRR) cuts.

And finally, the economic and political situation in Brazil seems to have stabilized. Economic activity should have bottomed in the second half of 2016. However, given the constraints the economic recovery will likely be very soft in comparison to other upturns. Following Brazilian President Dilma Vana Rousseff's impeachment, the new administration will move forward to create a pro-growth fiscal agenda.

Seeking low volatility

Amid this volatility, we are currently maintaining a low duration in the Fund and have built what we believe to be plenty of liquidity. We believe shorter duration will enable the Fund to focus on higher yielding corporate bonds while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining what we believe to be proper diversification for the Fund. The Fund has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe will reward investors over the longer term.

Given the extreme volatility and uncertainty in global markets, the Portfolio's currency exposure remains overwhelmingly in the U.S. dollar. We believe there will be better opportunities to add foreign currency bonds to the portfolio going forward, especially in the emerging markets.

We continue to search for value in the corporate bond space. Some of the best returns have been, and we think will continue to be, from emerging market bonds. There will be more opportunities to redeploy liquidity due to the volatility associated with Washington's politics and the Federal Reserve's (Fed's) normalization of interest rates.

Looking ahead

Given our expectation of slow growth globally for the remainder of 2016 and 2017, we expect interest rates to remain low overall. The Fed has started the normalization process and will gradually increase the policy rates as warranted by the economic data. The short end of the Treasury yield curve (five years and in) is expected to be less volatile due to the Fed's commitment to low policy rates. However, longer term Treasury rates are expected to be more volatile and subject to market emotions regarding fiscal and monetary policies. Central Bankers were the main drivers of market volatility over the past six months. Less than dovish body language from the ECB, as well as, speculation that the BOJ maybe reaching the limits of its large scale asset purchase program has just recently pushed up global interest rates. Still surprisingly is the large demand for sovereign bonds which has led to negative yields. Total face value of negative-yielding sovereigns has jumped to $11.6 Trillion. The structural change in the financial markets has led us to build up more liquidity in the portfolio. Wall Street's incentives to carry high inventory levels of corporate bonds have been reduced by higher capital requirements. As a result, market liquidity has been reduced and there are more opportunities for dislocations in corporate bonds going further.

The Eurozone's growth outlook has stabilized. Macroeconomic adjustments are still underway and the debt overhang remains a major impediment to economic activities. The Euro area is still dependent on the global economic environment and remains vulnerable to any external shock. Geopolitical risks remain elevated; terrorist attacks in Paris and Luxembourg have brought the surging refugee situation into question and will lead more discussions about the open border environment, which is the crux of the European Union (EU) project. Brexit has demonstrated how populism can come to the forefront with major political and economic effects. Political risks are rising in the EU.

Growth in emerging market economies remains generally lackluster, albeit with large regional differences. Despite China's loss of momentum, the rest of emerging market Asia is holding up well, while Latin America remains below trend and Europe, the Middle East and Africa suffer from a weaker Europe and geopolitics. The wild card will be the price of commodities going forward. Brazil is confronting a major scandal with an impeachment of the current President Rousseff, the trial of the former President Lula, and the scandal of the government-owned oil and gas company, Petrobras, that has left investors questioning its transparency and corporate governance.

(UNAUDITED)

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. These and other risks are more fully described in the fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (GinnieMae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Global Bond Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	5.3%
Utilities	2.0%
Energy	1.2%
Financials	1.1%
Information Technology	1.0%
Bonds	87.7%
Corporate Debt Securities	63.3%
United States Government and Government Agency Obligations	20.0%
Other Government Securities	2.5%
Loans	1.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	7.0%

Quality Weightings

Investment Grade	44.3%
AA	20.1%
A	4.2%
BBB	20.0%
Non-Investment Grade	43.4%
BB	21.4%
B	15.4%
CCC	2.5%
Non-rated	4.1%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	12.3%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	120/207	58
3 Year	155/192	81
5 Year	72/139	52
10 Year	51/75	68

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	44.5%
United States	35.5%
Mexico	4.9%
Other North America	4.1%
Europe	23.8%
United Kingdom	7.3%
Netherlands	5.6%
Luxembourg	5.4%
Other Europe	5.5%
South America	15.5%
Brazil	4.3%
Chile	3.9%
Argentina	3.7%
Other South America	3.6%
Pacific Basin	5.1%
Bahamas/Caribbean	2.4%
Other	1.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	7.0%

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT GLOBAL BOND FUND



Global Bond Fund, Class A Shares[1]	$13,882
Bloomberg Barclays Multiverse Index	$15,347

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 9-30-16	0.50%	1.37%	5.87%	6.88%
5-year period ended 9-30-16	1.31%	1.06%	1.67%	2.92%
10-year period ended 9-30-16	3.33%	3.03%	3.07%	4.34%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS GLOBAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2016

COMMON STOCKS	Shares	Value
Brazil		
Utilities – 1.1%		
Alupar Investimento S.A.	648	$ 3,188
Transmissora Alianca de Energia Eletrica S.A.	541	3,476
		6,664
Total Brazil – 1.1%		$6,664
Chile		
Utilities – 0.4%		
Aguas Andinas S.A.	3,909	2,511
Total Chile – 0.4%		$ 2,511
Panama		
Financials – 1.1%		
Banco Latinoamericano de Comercio Exterior S.A.	235	6,614
Total Panama – 1.1%		$ 6,614
United Kingdom		
Energy – 1.2%		
Royal Dutch Shell plc, Class A	261	6,487
Seadrill Partners LLC	209	739
		7,226
Total United Kingdom – 1.2%		$7,226
United States		
Information Technology – 1.0%		
Intel Corp.	151	5,694
Utilities – 0.5%		
PPL Corp.	84	2,908
Total United States – 1.5%		$8,602
TOTAL COMMON STOCKS – 5.3%		$31,617
(Cost: $37,098)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Energy – 1.9%		
Pan American Energy LLC:		
7.875%, 5–7–21	$1,650	1,770
7.875%, 5–7–21 (A)	4,000	4,290
YPF Sociedad Anonima:		
8.875%, 12–19–18 (A)	3,900	4,319
8.500%, 3–23–21 (A)	750	837
		11,216
Industrials – 0.6%		
Aeropuertos Argentina 2000 S.A.:		
10.750%, 12–1–20	196	214
10.750%, 12–1–20 (A)	2,975	3,247
		3,461

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Utilities – 0.1%		
Transportadora de Gas del Sur S.A.:		
7.875%, 5–14–17	$ 254	$ 255
7.875%, 5–14–17 (A)	500	502
		757
Total Argentina – 2.6%		$15,434
Brazil		
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd. 5.850%, 12–12–16 (A)(B)	735	—
Financials – 0.0%		
Banco Cruzeiro do Sul S.A. 8.500%, 2–20–15 (A)(B)	7,500	150
Industrials – 1.3%		
Embraer Overseas Ltd. 6.375%, 1–24–17	7,000	7,070
Odebrecht Drilling Norbe VII/IX Ltd. 6.350%, 6–30–21 (A)	1,650	504
		7,574
Materials – 1.9%		
Suzano Trading Ltd. 5.875%, 1–23–21 (A)	7,450	7,785
Vale Overseas Ltd.:		
4.625%, 9–15–20	1,600	1,643
6.250%, 8–10–26	1,425	1,489
		10,917
Total Brazil – 3.2%		$18,641
British Virgin Islands		
Energy – 0.5%		
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (A)	2,763	2,390
5.250%, 7–30–18	389	336
		2,726
Financials – 0.5%		
Horsepower Finance Ltd. 2.100%, 3–3–17	3,200	3,207
Total British Virgin Islands – 1.0%		$ 5,933
Canada		
Financials – 0.7%		
Bank of Montreal 1.800%, 7–31–18	3,400	3,425
Royal Bank of Canada 2.500%, 1–19–21	750	774
		4,199
Total Canada – 0.7%		$ 4,199

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cayman Islands		
Financials – 0.3%		
Banco Bradesco S.A. 4.500%, 1–12–17 (A)	$ 1,900	$ 1,912
Industrials – 0.1%		
Odebrecht Offshore Drilling Finance 6.750%, 10–1–22 (A)	3,529	653
Telecommunication Services – 0.7%		
Sable International Finance Ltd. 6.875%, 8–1–22 (A)	3,600	3,735
Total Cayman Islands – 1.1%		$ 6,300
Chile		
Industrials – 1.4%		
Guanay Finance Ltd. 6.000%, 12–15–20 (A)	3,917	4,001
LATAM Airlines Group S.A. 7.250%, 6–9–20 (A)	4,300	4,407
		8,408
Materials – 2.1%		
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.):		
4.750%, 1–19–18 (A)	10,450	10,711
4.375%, 5–15–23 (A)	1,600	1,670
		12,381
Total Chile – 3.5%		$20,789
China		
Information Technology – 0.5%		
Alibaba Group Holding Ltd. 1.625%, 11–28–17	2,750	2,754
Total China – 0.5%		$ 2,754
Columbia		
Energy – 1.1%		
Empresas Publicas de Medellin E.S.P. 8.375%, 2–1–21 (C)	COP18,938,000	6,332
Financials – 0.6%		
Banco de Bogota S.A. 5.000%, 1–15–17 (A)	$ 3,680	3,707
Utilities – 1.2%		
Emgesa S.A. E.S.P. 8.750%, 1–25–21 (C)	COP20,786,000	7,129
Total Columbia – 2.9%		$ 17,168

SCHEDULE OF INVESTMENTS GLOBAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
France		
Financials – 0.7%		
Societe Generale S.A.		
5.922%, 4–29–49 (A)	$ 4,000	$4,036
Total France – 0.7%		$4,036
Hong Kong		
Telecommunication Services – 0.3%		
Hutchison Whampoa Ltd.		
1.625%, 10–31–17 (A)	2,000	2,001
Total Hong Kong – 0.3%		$2,001
India		
Financials – 0.4%		
ICICI Bank Ltd.		
4.750%, 11–25–16 (A)	2,500	2,511
Industrials – 0.6%		
Adani Ports and Special Economic Zone Ltd.		
3.500%, 7–29–20 (A)	3,500	3,544
Utilities – 0.1%		
Tata Electric Co.		
8.500%, 8–19–17	200	208
Total India – 1.1%		$6,263
Indonesia		
Financials – 0.2%		
Bank Rakyat Indonesia		
2.950%, 3–28–18	905	907
Utilities – 1.2%		
Majapahit Holding B.V.		
7.750%, 10–17–16	7,400	7,400
Total Indonesia – 1.4%		$8,307
Ireland		
Energy – 0.4%		
Novatek Finance Ltd.		
7.750%, 2–21–17 (A)(C)	RUB146,000	2,304
Financials – 0.8%		
MTS International Funding Ltd.		
5.000%, 5–30–23 (A)	$ 2,400	2,505
VEB Finance Ltd.		
5.375%, 2–13–17 (A)	2,125	2,146
		4,651
Industrials – 0.2%		
Russian Railways via RZD Capital Ltd.		
8.300%, 4–2–19 (C)	RUB68,000	1,063

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Telecommunication Services – 0.4%		
Mobile TeleSystems OJSC		
5.000%, 5–30–23	$2,300	$ 2,401
Total Ireland – 1.8%		$10,419
Jamaica		
Telecommunication Services – 0.3%		
Digicel Group Ltd.		
6.000%, 4–15–21 (A)	2,000	1,780
Total Jamaica – 0.3%		$ 1,780
Luxembourg		
Consumer Discretionary – 1.0%		
Altice S.A.		
7.625%, 2–15–25 (A)	5,600	5,761
Consumer Staples – 0.2%		
Minerva Luxembourg S.A.		
6.500%, 9–20–26 (A)	1,525	1,499
Financials – 2.6%		
OJSC Russian Agricultural Bank		
5.100%, 7–25–18 (A)	6,200	6,373
VTB Capital S.A.		
6.000%, 4–12–17 (A)	8,770	8,931
		15,304
Information Technology – 1.6%		
BC Luxco 1 S.A.:		
7.375%, 1–29–20	2,000	2,075
7.375%, 1–29–20 (A)	7,300	7,574
		9,649
Total Luxembourg – 5.4%		$32,213
Mexico		
Consumer Discretionary – 0.8%		
Tenedora Nemak S.A. de C.V.		
5.500%, 2–28–23 (A)	4,700	4,789
Consumer Staples – 0.6%		
Sigma Alimentos S.A. de C.V.		
5.625%, 4–14–18 (A)	3,450	3,639
Financials – 0.4%		
Banco Santander S.A.		
4.125%, 11–9–22 (A)	2,000	2,055
Unifin Financiera S.A.B. de C.V. SOFOM E.N.R.		
7.250%, 9–27–23 (A)	400	399
		2,454
Materials – 3.1%		
C5 Capital (SPV) Ltd.		
5.115%, 12–29–49 (A)(D)	5,000	4,025

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials (Continued)		
CEMEX S.A.B. de C.V.:		
6.500%, 12–10–19 (A)	$ 9,600	$ 10,176
7.250%, 1–15–21 (A)	3,750	3,994
		18,195
Total Mexico – 4.9%		$29,077
Netherlands		
Consumer Discretionary – 1.1%		
Myriad International Holdings B.V.		
6.375%, 7–28–17 (A)	2,750	2,835
VTR Finance B.V.		
6.875%, 1–15–24 (A)	3,802	3,935
		6,770
Consumer Staples – 0.5%		
Marfrig Holdings (Europe) B.V.:		
6.875%, 6–24–19 (A)	1,000	1,017
8.000%, 6–8–23 (A)	1,800	1,844
		2,861
Energy – 1.0%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.):		
4.875%, 3–17–20	3,500	3,536
8.375%, 5–23–21	2,200	2,411
		5,947
Materials – 0.7%		
Cimpor Financial Operations B.V. (GTD by InterCement Participacoes S.A. and InterCement Brasil S.A.)		
5.750%, 7–17–24 (A)	4,600	3,933
Telecommunication Services – 0.3%		
VimpleCom Holdings B.V.		
9.000%, 2–13–18 (A)(C)	RUB120,000	1,897
Utilities – 2.0%		
Listrindo Capital B.V.		
6.950%, 2–21–19 (A)	$ 9,200	9,531
Majapahit Holding B.V.		
7.750%, 1–20–20 (A)	2,000	2,300
		11,831
Total Netherlands – 5.6%		$33,239
Panama		
Financials – 2.3%		
Banco Latinoamericano de Comercio Exterior S.A.		
3.750%, 4–4–17 (A)	13,800	13,886
Total Panama – 2.3%		$13,886

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Peru		
Financials – 0.1%		
BBVA Banco Continental S.A.		
3.250%, 4–8–18	$ 500	$ 509
Real Estate – 0.6%		
InRetail Shopping Malls		
5.250%, 10–10–21 (A)	3,600	3,744
Total Peru – 0.7%		$ 4,253
Russia		
Materials – 0.5%		
Uralkali Finance Ltd.		
3.723%, 4–30–18 (A)	3,000	2,991
Total Russia – 0.5%		$ 2,991
Singapore		
Consumer Staples – 2.3%		
Olam International Ltd.:		
5.750%, 9–20–17	3,300	3,369
7.500%, 8–12–20	9,150	10,211
		13,580
Telecommunication Services – 0.7%		
TBG Global Pte. Ltd.		
4.625%, 4–3–18 (A)	4,400	4,455
Total Singapore – 3.0%		$18,035
Spain		
Financials – 0.8%		
Banco Bilbao Vizcaya Argentaria S.A.		
9.000%, 5–29–49	4,400	4,506
Total Spain – 0.8%		$ 4,506
United Arab Emirates		
Financials – 0.8%		
ICICI Bank Ltd.:		
4.800%, 5–22–19 (A)	1,500	1,598
3.500%, 3–18–20 (A)	2,875	2,974
		4,572
Total United Arab Emirates – 0.8%		$ 4,572
United Kingdom		
Consumer Staples – 0.2%		
BAT International Finance plc		
1.850%, 6–15–18 (A)	1,000	1,009
Financials – 5.3%		
Barclays plc		
8.250%, 12–29–49	4,100	4,095
HSBC Holdings plc		
5.625%, 12–29–49	3,100	3,061
Royal Bank of Scotland Group plc (The)		
7.640%, 3–29–49	5,800	5,626

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
State Bank of India:		
4.125%, 8–1–17 (A)	$2,400	$ 2,446
3.250%, 4–18–18 (A)	11,825	12,053
3.622%, 4–17–19 (A)	3,600	3,728
		31,009
Materials – 0.6%		
Vedanta Resources plc		
6.000%, 1–31–19 (A)	3,800	3,762
Total United Kingdom – 6.1%		$35,780
United States		
Consumer Discretionary – 0.8%		
BakerCorp International, Inc.		
8.250%, 6–1–19	2,100	1,696
Globo Comunicacoe e Participacoes S.A.		
5.307%, 5–11–22 (A)(D)	3,250	3,290
		4,986
Consumer Staples – 1.1%		
Anheuser-Busch InBev S.A./N.V.		
2.650%, 2–1–21	2,000	2,064
SABMiller Holdings, Inc.		
2.200%, 8–1–18 (A)	2,800	2,837
Simmons Foods, Inc.		
7.875%, 10–1–21 (A)	1,475	1,471
		6,372
Energy – 0.9%		
Brand Energy & Infrastructure Services		
8.500%, 12–1–21 (A)	3,620	3,620
PBF Holding Co. LLC		
8.250%, 2–15–20	1,600	1,651
		5,271
Financials – 2.2%		
Citigroup, Inc.		
8.400%, 4–29–49	3,675	4,033
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.		
3.480%, 6–1–19 (A)	1,500	1,543
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.)		
3.000%, 9–25–17	3,600	3,646
Wells Fargo & Co.		
7.980%, 3–29–49	3,475	3,632
		12,854
Health Care – 0.4%		
Fresenius U.S. Finance II, Inc.:		
4.250%, 2–1–21 (A)	300	318
4.500%, 1–15–23 (A)	2,250	2,346
		2,664

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials – 0.8%		
TransDigm, Inc. (GTD by TransDigm Group, Inc.)		
6.000%, 7–15–22	$4,606	$ 4,859
Information Technology – 1.5%		
Alliance Data Systems Corp.		
5.250%, 12–1–17 (A)	5,550	5,661
Micron Technology, Inc.		
5.875%, 2–15–22	2,850	2,925
		8,586
Materials – 0.6%		
Hillman Group, Inc. (The)		
6.375%, 7–15–22 (A)	3,777	3,541
Real Estate – 1.0%		
Aircastle Ltd.		
4.625%, 12–15–18	5,865	6,114
Telecommunication Services – 2.8%		
American Tower Corp.		
3.400%, 2–15–19	5,100	5,299
T-Mobile USA, Inc.		
6.000%, 3–1–23	8,120	8,675
Verizon Communications, Inc.		
2.625%, 2–21–20	2,307	2,372
		16,346
Total United States – 12.1%		$ 71,593
TOTAL CORPORATE DEBT SECURITIES – 63.3%		$374,169
(Cost: $395,697)		
OTHER GOVERNMENT SECURITIES (E)		
Argentina – 1.1%		
Province of Buenos Aires		
9.950%, 6–9–21	5,454	6,271
Russia – 0.5%		
Russian Federation		
3.500%, 1–16–19 (A)	3,000	3,063
Supranational – 0.9%		
Central American Bank for Economic Integration		
3.875%, 2–9–17 (A)	5,300	5,340
TOTAL OTHER GOVERNMENT SECURITIES – 2.5%		$ 14,674
(Cost: $13,442)		
LOANS (D)		
United States		
Energy – 0.0%		
Empresas ICA S.A.		
9.300%, 6–20–17 (B)	1,883	151

SCHEDULE OF INVESTMENTS

SEPTEMBER 30, 2016

LOANS (D) (Continued)	Principal	Value
Industrials – 1.2%		
TransDigm, Inc.:		
3.750%, 2–28–20	$1,332	$ 1,331
3.838%, 2–28–20	5,834	5,831
		7,162
Information Technology – 0.4%		
Magic Newco LLC		
5.000%, 12–12–18	2,166	2,168
Materials – 0.3%		
BakerCorp International, Inc.		
4.250%, 2–7–20	1,984	1,700
Total United States – 1.9%		$11,181
TOTAL LOANS – 1.9%		$11,181

(Cost: $13,162)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States – 0.2%		
Federal Home Loan Mortgage Corp.		
Agency REMIC/CMO:		
5.000%, 5–15–18 (F)	37	1
5.500%, 3–15–23 (F)	7	—*
4.000%, 7–15–23 (F)	—*	—*
4.000%, 2–15–24 (F)	75	3
4.000%, 4–15–24 (F)	456	37
5.500%, 10–15–25 (F)	182	23
5.500%, 1–15–33 (F)	68	13
5.500%, 5–15–33 (F)	316	60
6.500%, 7–15–37 (F)	311	58
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates		
4.500%, 10–1–35	566	619

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
United States (Continued)		
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (F)	$ 15	$ 2
5.500%, 12–25–33 (F)	84	1
5.500%, 8–25–35 (F)	269	47
5.500%, 11–25–36 (F)	330	57
Government National Mortgage Association Agency REMIC/CMO		
7.000%, 5–20–33 (F)	561	154
		1,075
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.2%		$ 1,075

(Cost: $3,538)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
United States – 19.8%		
U.S. Treasury Bonds		
2.250%, 11–15–25	6,200	6,549
U.S. Treasury Notes:		
2.375%, 7–31–17	7,100	7,201
0.625%, 9–30–17	20,000	19,991
0.875%, 5–31–18	12,000	12,024
0.875%, 5–15–19	12,000	12,005
3.500%, 5–15–20	7,810	8,495
2.625%, 11–15–20	17,000	18,047
2.125%, 8–15–21	12,700	13,263
1.750%, 5–15–22	19,250	19,736
		117,311
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 19.8%		$117,311

(Cost: $114,057)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (G) – 5.5%		
BorgWarner, Inc.		
0.700%, 10–6–16	$10,000	$ 9,999
J.M. Smucker Co. (The)		
0.700%, 10–3–16	7,722	7,721
Kellogg Co.		
0.760%, 10–11–16	10,000	9,998
NBCUniversal Enterprise, Inc.		
0.790%, 10–17–16	5,000	4,998
		32,716
Master Note – 0.3%		
Toyota Motor Credit Corp.		
0.600%, 10–5–16 (H)	1,507	1,507
TOTAL SHORT-TERM SECURITIES – 5.8%		$ 34,223
(Cost: $34,225)		
TOTAL INVESTMENT SECURITIES – 98.8%		$584,250
(Cost: $611,219)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		7,192
NET ASSETS – 100.0%		$ 591,442

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2016 the total value of these securities amounted to $247,830 or 41.9% of net assets.

(B) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (COP – Columbian Peso and RUB – Russian Ruble).

(D) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016.

(E) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(F) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G) Rate shown is the yield to maturity at September 30, 2016.

(H) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016. Date shown represents the date that the variable rate resets.

SCHEDULE OF INVESTMENTS

GLOBAL BOND FUND *(in thousands)*

The following forward foreign currency contracts were outstanding at September 30, 2016:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	4,524	U.S. Dollar	5,933	10–26–16	Barclays Capital, Inc.	$67	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$31,617	$ —	$ —
Corporate Debt Securities	—	374,169	—
Other Government Securities	—	14,674	—
Loans	—	11,030	151
United States Government Agency Obligations	—	1,075	—
United States Government Obligations	—	117,311	—
Short-Term Securities	—	34,223	—
Total	$31,617	$552,482	$151
Forward Foreign Currency Contracts	$ —	$ 67	$ —

During the year ended September 30, 2016, securities totaling $6,173 were transferred from Level 2 to Level 1. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on September 30, 2015. Transfers out of Level 2 represent the values as of the beginning of the reporting period. During the year ended September 30, 2016, there were no transfers between Levels 2 and 3.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Market Sector Diversification

(as a % of net assets)

United States Government and Government Agency Obligations	20.0%
Financials	19.8%
Materials	9.8%
Energy	7.0%
Utilities	6.6%
Industrials	6.2%

Market Sector Diversification (Continued)

Telecommunication Services	5.5%
Information Technology	5.0%
Consumer Staples	4.9%
Consumer Discretionary	3.7%
Other Government Securities	2.5%
Real Estate	1.6%
Health Care	0.4%
Other+	7.0%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

2016 ANNUAL REPORT 31

(UNAUDITED)



Rick Perry

Below, Rick Perry, portfolio manager of the Waddell & Reed Advisors Government Securities Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2016. He has managed the Fund since October 1, 2015 and has 23 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2016

Government Securities Fund (Class A shares at net asset value)	3.01%
Government Securities Fund (Class A shares including sales charges)	−1.29%
Benchmark(s) and/or Lipper Category	
Bloomberg Barclays U.S. Government/Mortgage-Backed Securities Index (generally reflects the performance of securities representing the government securities market)	3.84%
Lipper General U.S. Government Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.72%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

For the fiscal year ended Sept. 30, 2016, the Fund produced a total return of 3.01% which under-performed the Bloomberg Barclays U.S. Government/Mortgage-Backed Index by 83 basis points. The Waddell & Reed Advisors Government Securities Bond Fund ranked in the 44th percentile (1st percentile being the best, 99th percentile being the worst) of the Lipper Government Securities Category. A significant number of funds that outperformed the Waddell & Reed Advisors Government Securities Fund in the Lipper Category were long-term government bond funds with longer durations. The Fund did well relative to other government funds with similar durations.

The Fund began the fiscal year positioned with a shorter effective duration than the Bloomberg Barclay's U.S. Government/Mortgage-Backed Index (4.3 years vs 4.8 years). As it became more unlikely that the Federal Reserve Board (Fed) would raise short term interest rates significantly in coming months, the Fund's duration positioning was increased relative to the Index. The Fund ended the fiscal year with an effective duration of 5.0 years vs 4.8 years for the Bloomberg Barclays U.S. Government/Mortgage-Backed Securities Index. The Fund's performance benefited after the move to a longer duration as interest rates along the yield curve longer than 3 years declined during the fiscal period, bond prices increased. The 10 yr Treasury closed the year at 1.59% vs 2.04% at the beginning of the fiscal year. In retrospect, a quicker duration adjustment would have served shareholders better.

The yield curve flattened significantly during fiscal year 2016. A common measure of the shape of the yield curve is the spread between 2 year Treasuries and 10 year Treasuries. This measure was 141 basis points on Sept. 30, 2015, but flattened to 83 basis points on Sept. 30, 2016. The Fund was positioned to benefit from the yield curve flattening throughout the majority of 2016. The shape of the yield curve going forward will largely be determined by the market's expectations of Fed short-term interest rate moves, inflation, and longer term economic growth expectations.

The Fund began the year with an overall allocation to U.S. Government Securities of 53%, with 42% in Treasuries and 11% Agencies. The allocation to U.S. Government Securities was slightly reduced during the year to conclude the fiscal year at 49%, the Treasuries allocation remained unchanged and Agencies allocation declined to 7% of the Fund. The Fund's allocation to securitized assets during the year was decreased from 44% to 40%, with MBS Pass- throughs declining from 28% to 24% at fiscal year end. Commercial Mortgage Backed Securities (CMBS) were increased from 2% to 4% at year end. All of the Fund's securities were rated AAA at both the beginning and ending of the fiscal year. Cash (& cash equivalents) were 10% of the Fund assets at year-end, which is considerably higher than at other points in the year. The uncertainty associated with Fed policy toward short-term interest rates was the primary reason for the increased exposure to cash.

Outlook

The Central Bank policies outside of the U.S. continue to have a profound impact on the U.S. Fixed Income market. The demand for positive yield from foreign investors is providing support for Treasuries, as well as other asset classes in the fixed income market. Although the foreign demand provides a short-term boost to the U.S. Fixed Income market, it is uncertain how stable this demand will prove to be over the longer-term. Should foreign investors reduce their appetite for U.S. Government Securities, the market is likely to experience some volatility.

As long as interest rates outside of the U.S. remain materially lower than U.S. rates, it seems unlikely that Treasury yields will materially increase in the near term. In addition, the Fed has repeatedly stated its desire to raise the Fed Funds Rate at a gradual pace. Should the Fed execute on their stated goal of a gradual pace for short-term interest rate hikes, the yield curve

is expected to continue to flatten throughout the coming months. However, if the Fed acts inconsistently with market expectations, the financial market could experience turbulence in late 2016 and 2017. Current expectations are that the Fed will raise the Fed Funds Rate by 25 basis points late in calendar year 2016, with perhaps another increase to the Fed Funds Rate in the first half of 2017, depending on domestic economic data and interest rates outside of the U.S. The shape of the yield curve going forward will largely be determined by the market's expectations of Fed short-term interest rate moves, inflation, and longer term economic growth expectations.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Government Securities Fund.

PORTFOLIO HIGHLIGHTS

GOVERNMENT SECURITIES FUND

Asset Allocation

Bonds	88.8%
United States Government and Government Agency Obligations	88.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	11.2%

Lipper Rankings

Category: Lipper General U.S. Government Funds	Rank	Percentile
1 Year	44/101	44
3 Year	74/98	75
5 Year	85/93	91
10 Year	58/74	78

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Quality Weightings

Investment Grade	87.9%
AA	87.9%
Non-Investment Grade	0.9%
Non-rated	0.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	11.2%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

COMPARISON OF CHANGE IN VALUE OF $10,000 GOVERNMENT SECURITIES FUND INVESTMENT



—— Government Securities Fund, Class A Shares[1]	$12,998
···· Bloomberg Barclays U.S. Gov/Mortgage-Backed Securities Index	$15,503

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 9-30-16	-1.29%	-2.17%	2.10%	3.33%
5-year period ended 9-30-16	0.03%	-0.46%	0.06%	1.22%
10-year period ended 9-30-16	2.66%	2.25%	2.25%	3.44%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS GOVERNMENT SECURITIES FUND *(in thousands)*

SEPTEMBER 30, 2016

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 5.2%		
Federal Farm Credit Bank:		
3.560%, 10–6–32	$5,000	$5,628
3.460%, 2–22–33	3,500	3,899
Federal Home Loan Bank,		
2.500%, 4–27–26	5,000	5,014
		14,541
Mortgage-Backed Obligations – 40.1%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.000%, 4–15–18	807	824
2.790%, 6–25–22	7,250	7,587
5.000%, 5–15–23	1,616	1,736
4.000%, 10–15–35	614	626
3.000%, 10–15–36	5,016	5,162
4.000%, 11–15–36	801	843
4.500%, 9–15–37	136	137
4.500%, 8–15–39	756	780
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
4.186%, 12–25–20 (A)	4,000	4,406
3.000%, 1–1–33	5,110	5,420
4.000%, 10–1–44	3,619	3,882
3.000%, 4–15–46	4,546	4,747
3.000%, 4–15–53	4,663	4,683
Federal National Mortgage Association Agency REMIC/CMO:		
2.640%, 6–1–22	1,467	1,538
3.020%, 1–1–23	1,209	1,291
2.630%, 2–1–23	2,268	2,370
2.356%, 3–1–23	2,817	2,926
2.390%, 6–1–25	2,231	2,302
3.360%, 7–1–25	2,647	2,889
4.000%, 3–25–33	2,180	2,389
3.500%, 8–25–33	533	558
2.000%, 4–25–39	3,335	3,344
4.500%, 6–25–40	442	473
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
2.790%, 11–1–18	7,882	8,111
2.580%, 5–1–19	6,626	6,807
5.380%, 11–1–20	638	638
4.380%, 6–1–21	6,963	7,740
5.500%, 10–1–21	671	709
2.705%, 4–1–23	980	1,034
3.500%, 8–1–26	2,425	2,572
3.000%, 9–1–28	3,316	3,485
4.000%, 12–1–31	2,138	2,316
5.500%, 12–1–34	656	747
3.500%, 4–25–37	4,081	4,279
6.000%, 4–1–39	870	997
4.500%, 2–1–44	3,772	4,231
4.000%, 10–1–44	3,926	4,218

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 4–16–39	$ 222	$ 229
2.000%, 3–16–42	2,914	2,908
		111,934
United States Government Agency Obligations – 2.2%		
Overseas Private Investment Corp. (GTD by U.S. Government),		
5.142%, 12–15–23	3,256	3,557
Ukraine Government AID Bond,		
1.844%, 5–16–19	2,500	2,535
		6,092
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 47.5%		$132,567
(Cost: $130,027)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 41.3%		
U.S. Treasury Bonds:		
9.000%, 11–15–18	8,000	9,386
5.250%, 2–15–29	3,000	4,176
3.500%, 2–15–39	2,000	2,482
2.750%, 11–15–42	5,000	5,459
3.000%, 11–15–44	1,576	1,803
2.500%, 2–15–45	2,500	2,592
2.500%, 2–15–46	2,500	2,592
2.250%, 8–15–46	2,000	1,970
U.S. Treasury Notes:		
3.125%, 1–31–17	1,500	1,514
1.000%, 3–15–18	5,000	5,020
3.625%, 8–15–19	9,000	9,697
1.000%, 9–30–19	2,000	2,006
1.375%, 9–30–20	5,000	5,060
1.250%, 3–31–21	1,500	1,508
1.125%, 6–30–21	1,000	999
1.750%, 3–31–22	5,000	5,130
1.750%, 4–30–22	1,000	1,026
1.750%, 5–15–22	3,500	3,588
2.125%, 12–31–22	3,500	3,663
1.500%, 3–31–23	3,500	3,526
1.750%, 5–15–23	500	511
1.375%, 6–30–23	3,000	2,995
1.250%, 7–31–23	1,500	1,485
2.750%, 2–15–24	5,000	5,458
2.250%, 11–15–24	7,880	8,323
2.000%, 2–15–25	2,500	2,590
2.000%, 8–15–25	6,000	6,213
1.625%, 2–15–26	9,000	9,022
1.625%, 5–15–26	5,500	5,511
		115,305
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 41.3%		$115,305
(Cost: $111,601)		

SHORT-TERM SECURITIES	Principal	Value
United States Government Agency Obligations – 10.8%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.560%, 10–5–16 (A)	$4,000	$ 4,000
0.760%, 10–5–16 (A)	6,825	6,825
0.800%, 10–5–16 (A)	11,295	11,296
0.760%, 10–7–16 (A)	5,444	5,444
0.790%, 10–7–16 (A)	500	500
0.800%, 10–7–16 (A)	2,181	2,181
		30,246
TOTAL SHORT-TERM SECURITIES – 10.8%		$ 30,246
(Cost: $30,246)		
TOTAL INVESTMENT SECURITIES – 99.6%		$ 278,118
(Cost: $271,874)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		1,231
NET ASSETS – 100.0%		$279,349

SCHEDULE OF INVESTMENTS GOVERNMENT SECURITIES FUND *(in thousands)*

SEPTEMBER 30, 2016

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
United States Government Agency Obligations	$—	$ 132,567	$—
United States Government Obligations	—	115,305	—
Short-Term Securities	—	30,246	—
Total	$—	$ 278,118	$—

During the year ended September 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AID = Agency International Development
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Chad A. Gunther

Below, Chad Gunther, portfolio manager of the Waddell & Reed Advisors High Income Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2016. Mr. Gunther has been manager of the Fund since 2014 and has 18 years industry experience.

Fiscal Year Performance

For the 12 months ended Sept. 30, 2016

High Income Fund (Class A shares at net asset value)	8.33%
High Income Fund (Class A shares including sales charges)	2.12%
Benchmark(s) and/or Lipper Category	
BofA Merrill Lynch US High Yield Index (generally reflects the performance of securities representing the high yield sector of the bond market)	12.82%
Lipper High Yield Funds Universe Average generally reflects the performance of the universe of funds with similar investment objectives)	9.32%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Investment Environment

The fiscal year started off in tumultuous times with terrorists' attacks in Paris, a high yield fund halting redemptions and the U.S. Federal Reserve (Fed) raising the Fed Funds Rate by 25 basis points in the face of very slow global and domestic growth. In particular, high yield was being touted as the canary in the coal mine in relation to a global slow down and pending recession. These events, along with volatility in China at the beginning of the calendar year, led to the 10-year treasury dropping below 2% in January and staying below 2% throughout the year.

The bottom in oil prices (approximately $26 a barrel) occurred on February 11, which also coincided with both spreads and yields reaching their peaks for the year. The yield and spread on the BofA Merrill Lynch High Yield Index began the calendar year at 8.09% and 662 basis points, respectively before widening to a peak of 10.07% and 887 basis points on February 11. Since then, the high yield market has seen one of the more impressive rallies in recent memory. The rally was led by the implementation of more quantitative easing by the European Central Bank (ECB), very dovish talk by the Fed and oil prices rising off the lows which benefitted commodity sectors. The BofA Merrill Lynch High Yield Index ended the fiscal year at a yield and spread of 6.24% and 497 basis points, respectively.

Fund flows into the high yield asset class were close to $6 billion for the fiscal year, while loans continued to have outflows. New issue volume for the fiscal year declined to $275 billion from $321 billion the previous year.

Defaults increased this fiscal year, but mainly in energy as well as metals and mining. We continue to expect little spillover from energy and metals and mining sectors, reflecting the strong "business cycle" component in the behavior of high yield defaults. Also, given that U.S. recession risk remains low, we believe the risk of spillover from these two sectors to the broader market is still limited.

Investment performance

During the fiscal year, the Fund underperformed its benchmark, the BofA Merrill Lynch US High Yield Index, which returned 12.82%. Underperformance was driven by the Fund's allocation to senior loans (a sector not represented in the benchmark index). The Fund's allocation to loans averaged 17.6% and returned 1.11% over the year. In addition, the Fund's cash allocation, which averaged 6% for the fiscal year, detracted in a rising market. Positive contributors to performance included underweights in the banking sector as well as an underweight allocation to the poor performing utility sector. Credit selection in the Cable and Specialty Retail sectors also helped performance. While the Fund used derivatives during the reporting period, they had minimal impact on the performance of the Fund.

Outlook

Since the peak in yields and spreads on February 11, the market has rallied approximately 390 basis points and is up approximately 16% off the lows. At fiscal year end, the BofA Merrill Lynch US High Yield Index sits at a yield of 6.24% and a spread of 497 basis points. This is roughly at the 20 year historical average spread for the index, which implies the market is very close to fair value.

It is our view that finding value in the high yield market has become increasingly more difficult, and considerable caution is warranted in making new investments. As such, we believe our continued process of bottom-up, in-depth fundamental research and analysis will guide us to those investments where the risk/reward is in our favor. We also think with the potential for rising interest rates and the ability to continue to invest in loans will help diversify the portfolio. We believe our relative underweight to bonds may prove beneficial as we believe bonds may have more downside risk over the next 12 months.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower.

Performance including sales charges reflects the maximum applicable front-end sales load.

While the Fund used derivatives during the reporting period, they had minimal impact on the performance of the Fund.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in below investment grade securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the referenced assets that underlie the swap agreement. Swap agreements also may have a leverage component, and adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors High Income Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2016 (UNAUDITED)

Asset Allocation

Stocks	0.5%
Warrants	0.0%
Bonds	93.7%
Corporate Debt Securities	79.8%
Loans	13.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.8%

Lipper Rankings

Category: Lipper High Yield Funds	Rank	Percentile
1 Year	496/660	76
3 Year	339/554	62
5 Year	44/437	11
10 Year	27/293	10

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

Quality Weightings

Investment Grade	1.7%
BBB	1.7%
Non-Investment Grade	92.0%
BB	13.3%
B	38.5%
CCC	35.4%
Below CCC	1.1%
Non-rated	3.7%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	6.3%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT HIGH INCOME FUND

(UNAUDITED)



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 9-30-16	2.12%	3.00%	7.46%	8.62%
5-year period ended 9-30-16	7.23%	7.11%	7.64%	8.80%
10-year period ended 9-30-16	6.72%	6.45%	6.47%	7.67%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS

HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2016

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Cable & Satellite – 0.2%		
Altice N.V., Class A (A)(B)	196	$ 3,516
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)	—*	122
Total Consumer Discretionary – 0.2%		3,638
Utilities		
Gas Utilities – 0.0%		
Suburban Propane Partners L.P.	19	619
Total Utilities – 0.0%		619
TOTAL COMMON STOCKS – 0.2%		$ 4,257
(Cost: $3,927)		

PREFERRED STOCKS	Shares	Value
Telecommunication Services		
Integrated Telecommunication Services – 0.3%		
Frontier Communications Corp., Convertible Series A, 11.125%	73	6,124
Total Telecommunication Services – 0.3%		6,124
TOTAL PREFERRED STOCKS – 0.3%		$ 6,124
(Cost: $7,298)		

WARRANTS	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC, expires 5–15–18 (C)	7	—
Commodity Chemicals – 0.0%		
Foresight Energy L.P., expires 10–3–27 (C)	12	—
TOTAL WARRANTS – 0.0%		$ —
(Cost: $408)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Advertising – 0.9%		
Acosta, Inc., 7.750%, 10–1–22 (D)	$13,521	11,121
Lamar Media Corp., 5.375%, 1–15–24	3,062	3,223
Outfront Media Capital LLC and Outfront Media Capital Corp.:		
5.250%, 2–15–22	1,659	1,725
5.625%, 2–15–24	1,785	1,857
		17,926

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Apparel Retail – 1.3%		
Hot Topic, Inc.,		
9.250%, 6–15–21 (D) . . . . $	13,558	$ 14,371
HT Intermediate Holdings Corp.,		
12.000%, 5–15–19 (D)(E)	4,142	4,225
Neiman Marcus Group Ltd., Inc.,		
8.000%, 10–15–21 (D)	10,403	8,635
		27,231
Automotive Retail – 0.6%		
Allison Transmission, Inc.,		
5.000%, 10–1–24 (D)	1,753	1,793
Group 1 Automotive, Inc.,		
5.000%, 6–1–22	2,292	2,303
Penske Automotive Group, Inc.,		
5.500%, 5–15–26	1,219	1,216
Sonic Automotive, Inc.,		
5.000%, 5–15–23	7,435	7,324
		12,636
Broadcasting – 1.6%		
Clear Channel Outdoor Holdings, Inc.,		
6.500%, 11–15–22	16,559	17,114
Clear Channel Worldwide Holdings, Inc., Series A,		
7.625%, 3–15–20	613	588
Clear Channel Worldwide Holdings, Inc., Series B,		
7.625%, 3–15–20	5,454	5,406
Cumulus Media, Inc.,		
7.750%, 5–1–19	10,806	4,376
iHeartCommunications, Inc.,		
10.000%, 1–15–18	3,769	2,469
iHeartCommunications, Inc. (GTD by iHeartMedia Capital I LLC),		
10.625%, 3–15–23	2,942	2,192
		32,145
Cable & Satellite – 9.5%		
Altice Financing S.A.:		
6.625%, 2–15–23 (D)	4,517	4,636
7.500%, 5–15–26 (D)	8,029	8,360
Altice S.A.:		
7.250%, 5–15–22 (D)(F) . . . . . . EUR	771	913
7.750%, 5–15–22 (D) . . . . $	26,812	28,622
6.250%, 2–15–25 (D)(F) . . . . . EUR	966	1,089
7.625%, 2–15–25 (D) . . . . $	5,375	5,530
Altice U.S. Finance I Corp.,		
5.500%, 5–15–26 (D)	4,968	5,129
Cablevision Systems Corp.,		
5.875%, 9–15–22	10,063	9,157
CCO Holdings LLC and CCO Holdings Capital Corp.,		
5.500%, 5–1–26 (D)	244	256
Columbus International, Inc.,		
7.375%, 3–30–21 (D)	1,414	1,500
DISH DBS Corp.:		
6.750%, 6–1–21	5,314	5,726
5.875%, 7–15–22	2,460	2,534
5.000%, 3–15–23	1,582	1,538
5.875%, 11–15–24	1,207	1,192
7.750%, 7–1–26 (D)	3,676	3,906

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Neptune Finco Corp.:		
10.125%, 1–15–23 (D) . . . . $	7,011	$ 8,089
6.625%, 10–15–25 (D)	2,140	2,322
10.875%, 10–15–25 (D)	5,205	6,090
Numericable – SFR S.A.,		
7.375%, 5–1–26 (D)	18,528	18,939
Sirius XM Radio, Inc.:		
4.625%, 5–15–23 (D)	14,438	14,438
6.000%, 7–15–24 (D)	18,000	19,192
VTR Finance B.V.,		
6.875%, 1–15–24 (D)	22,263	23,042
Wave Holdco LLC and Wave Holdco Corp.,		
8.250%, 7–15–19 (D)(E)	2,444	2,456
WaveDivision Escrow LLC and WaveDivision Escrow Corp.,		
8.125%, 9–1–20 (D)	21,739	22,554
		197,210
Casinos & Gaming – 1.9%		
Gateway Casinos & Entertainment Ltd.,		
8.500%, 11–26–20 (D)(F) . . . . . CAD	9,337	6,725
MCE Finance Ltd.,		
5.000%, 2–15–21 (D) . . . . $	1,885	1,895
Studio City Finance Ltd.,		
8.500%, 12–1–20 (D)	11,503	11,848
Wynn Macau Ltd.,		
5.250%, 10–15–21 (D)	18,659	18,846
		39,314
Department Stores – 0.5%		
Bon-Ton Stores, Inc. (The):		
10.625%, 7–15–17	2,711	2,723
8.000%, 6–15–21	12,060	6,874
		9,597
Distributors – 0.8%		
Pinnacle Operating Corp.,		
9.000%, 11–15–20 (D)	23,159	16,096
Education Services – 2.2%		
Laureate Education, Inc.,		
10.000%, 9–1–19 (D)(G)	47,836	45,874
Homefurnishing Retail – 0.7%		
Restoration Hardware Holdings, Inc., Convertible:		
0.000%, 6–15–19 (D)(H)	9,029	7,788
0.000%, 7–15–20 (D)(H)	7,525	6,142
		13,930
Hotels, Resorts & Cruise Lines – 0.2%		
Carlson Travel Holdings,		
7.500%, 8–15–19 (D)(E)	5,086	5,035
Movies & Entertainment – 1.5%		
AMC Entertainment, Inc.,		
5.750%, 6–15–25	5,714	5,771
Cinemark USA, Inc.:		
5.125%, 12–15–22	585	600
4.875%, 6–1–23	8,000	8,040

HIGH INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Movies & Entertainment (Continued)		
EMI Music Publishing Group North America Holdings, 7.625%, 6–15–24 (D)	$ 2,929	$ 3,167
WMG Acquisition Corp., 6.750%, 4–15–22 (D)	13,701	14,523
		32,101
Publishing – 0.2%		
MDC Partners, Inc., 6.500%, 5–1–24 (D)	3,761	3,451
Specialized Consumer Services – 2.1%		
BakerCorp International, Inc., 8.250%, 6–1–19	27,980	22,594
Emdeon, Inc., 11.000%, 12–31–19	3,071	3,232
Nielsen Finance, 5.500%, 10–1–21 (D)	6,936	7,231
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (D)	11,077	11,437
		44,494
Specialty Stores – 1.5%		
Jo-Ann Stores Holdings, Inc., 9.750%, 10–15–19 (D)(E)	28,474	27,762
Jo-Ann Stores, Inc., 8.125%, 3–15–19 (D)	3,225	3,217
		30,979
Total Consumer Discretionary – 25.5%		528,019
Consumer Staples		
Food Distributors – 1.6%		
Performance Food Group, Inc., 5.500%, 6–1–24 (D)	4,819	4,976
Simmons Foods, Inc., 7.875%, 10–1–21 (D)	20,850	20,798
U.S. Foods, Inc., 5.875%, 6–15–24 (D)	7,350	7,644
		33,418
Packaged Foods & Meats – 1.6%		
Bumble Bee Foods LLC:		
9.000%, 12–15–17 (D)	2,342	2,354
9.625%, 3–15–18 (D)(E)	3,371	3,346
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10–28–20 (D)	1,000	1,045
JBS USA LLC and JBS USA Finance, Inc.:		
7.250%, 6–1–21 (D)	970	997
5.875%, 7–15–24 (D)	10,650	10,597
5.750%, 6–15–25 (D)	4,373	4,296
Post Holdings, Inc.:		
7.750%, 3–15–24 (D)	4,604	5,156
8.000%, 7–15–25 (D)	2,929	3,352
5.000%, 8–15–26 (D)	2,469	2,456
		33,599

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Personal Products – 0.2%		
Revlon Consumer Products Corp., 5.750%, 2–15–21	$ 1,999	$ 2,039
Revlon Escrow Corp., 6.250%, 8–1–24 (D)	1,235	1,275
		3,314
Tobacco – 0.5%		
Prestige Brands, Inc., 5.375%, 12–15–21 (D)	9,833	10,177
Total Consumer Staples – 3.9%		80,508
Energy		
Coal & Consumable Fuels – 0.4%		
Foresight Energy LLC and Foresight Energy Finance Corp., 10.000%, 8–15–21 (D)(E)(G)	7,566	6,791
Foresight Energy LLC and Foresight Energy Finance Corp., Convertible, 15.000%, 10–3–17 (E)(G)	2,718	2,446
		9,237
Integrated Oil & Gas – 0.3%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.), 8.375%, 5–23–21	6,104	6,688
Oil & Gas Drilling – 0.9%		
Globe Luxembourg SCA, 9.625%, 5–1–18 (D)(G)	6,464	5,931
KCA DEUTAG UK Finance plc, 7.250%, 5–15–21 (D)	5,266	4,318
Offshore Drilling Holding S.A., 8.375%, 9–20–20 (D)(G)	13,429	7,419
Offshore Group Investment Ltd., 0.000%, 11–1–19	5,169	—
		17,668
Oil & Gas Equipment & Services – 0.0%		
Key Energy Services, Inc., 6.750%, 3–1–21 (I)	1,294	349
Oil & Gas Exploration & Production – 3.4%		
Bellatrix Exploration Ltd., 8.500%, 5–15–20 (D)	5,994	5,574
California Resources Corp., 8.000%, 12–15–22 (D)	7,697	5,118
Clayton Williams Energy, Inc., 7.750%, 4–1–19	19,921	19,473
Crownrock L.P., 7.750%, 2–15–23 (D)	1,941	2,082
EnCana Corp., 6.500%, 8–15–34	2,862	2,996
Endeavor Energy Resources L.P.:		
7.000%, 8–15–21 (D)	5,795	5,954
8.125%, 9–15–23 (D)	1,808	1,925

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Gulfport Energy Corp., 6.625%, 5–1–23	$ 595	$ 610
Laredo Petroleum, Inc., 7.375%, 5–1–22	8,698	8,992
Midstates Petroleum Co., Inc. and Midstates Petroleum Co. LLC, 10.000%, 6–1–20 (I)	4,407	2,953
Parsley Energy LLC and Parsley Finance Corp., 6.250%, 6–1–24 (D)	1,472	1,520
Whiting Petroleum Corp., 6.500%, 10–1–18	13,174	12,976
		70,173
Oil & Gas Refining & Marketing – 1.6%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.), 6.125%, 10–1–24 (D)	1,252	1,296
PBF Holding Co. LLC and PBF Finance Corp., 7.000%, 11–15–23 (D)	6,524	6,149
PDC Energy, Inc., 6.125%, 9–15–24 (D)	1,001	1,041
Seven Generations Energy Ltd.:		
8.250%, 5–15–20 (D)	11,751	12,500
6.750%, 5–1–23 (D)	11,328	11,753
		32,739
Oil & Gas Storage & Transportation – 0.1%		
Access Midstream Partners L.P., 4.875%, 5–15–23	3,056	3,093
Total Energy – 6.7%		139,947
Financials		
Consumer Finance – 0.9%		
Creditcorp, 12.000%, 7–15–18 (D)	11,476	5,164
Quicken Loans, Inc., 5.750%, 5–1–25 (D)	8,962	8,895
Speedy Cash Intermediate Holdings Corp., 10.750%, 5–15–18 (D)	4,802	3,458
Speedy Group Holdings Corp., 12.000%, 11–15–17 (D)	4,107	1,930
		19,447
Diversified Capital Markets – 1.2%		
Patriot Merger Corp., 9.000%, 7–15–21 (D)	23,612	24,258
Investment Banking & Brokerage – 0.3%		
E*TRADE Financial Corp., 5.875%, 12–29–49	1,740	1,797
GFI Group, Inc., 8.375%, 7–19–18 (G)	4,841	5,228
		7,025

SCHEDULE OF INVESTMENTS HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services – 2.6%		
AAF Holdings LLC and AAF Finance Co.,		
12.000%, 7–1–19 (D)(E)	$ 4,347	$ 4,455
Balboa Merger Sub, Inc.,		
11.375%, 12–1–21 (D)	25,418	22,622
Greektown Holdings LLC and Greektown Mothership Corp.,		
8.875%, 3–15–19 (D)	7,557	7,992
New Cotai LLC and New Cotai Capital Corp.,		
10.625%, 5–1–19 (D)(E)	32,562	17,909
		52,978
Property & Casualty Insurance – 1.8%		
Hub International Ltd.,		
7.875%, 10–1–21 (D)	8,878	9,055
Onex USI Acquisition Corp.,		
7.750%, 1–15–21 (D)	28,392	28,818
		37,873
Specialized Finance – 1.4%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
4.420%, 6–15–21 (D)	2,441	2,551
5.875%, 6–15–21 (D)	1,712	1,819
5.450%, 6–15–23 (D)	1,221	1,308
7.125%, 6–15–24 (D)	1,712	1,883
6.020%, 6–15–26 (D)	2,441	2,677
Flexi–Van Leasing, Inc.,		
7.875%, 8–15–18 (D)	4,382	3,955
TMX Finance LLC and TitleMax Finance Corp.,		
8.500%, 9–15–18 (D)	21,166	15,769
		29,962
Thrifts & Mortgage Finance – 0.7%		
Provident Funding Associates L.P. and PFG Finance Corp.,		
6.750%, 6–15–21 (D)	13,559	13,678
Total Financials – 8.9%		185,221
Health Care		
Health Care Facilities – 2.5%		
Chiron Merger Sub, Inc.,		
12.500%, 11–1–19	1,180	1,174
Double Eagle Acquisition Sub, Inc.,		
7.500%, 10–1–24 (D)	3,014	3,067
Greatbatch Ltd.,		
9.125%, 11–1–23 (D)	9,158	8,975
HCA, Inc.,		
5.250%, 6–15–26	1,697	1,803
MPH Acquisition Holdings LLC,		
7.125%, 6–1–24 (D)	4,881	5,247
Surgery Center Holdings, Inc.,		
8.875%, 4–15–21 (D)	13,047	13,928
Tenet Healthcare Corp.:		
6.750%, 2–1–20	6,592	6,476
8.125%, 4–1–22	11,492	11,492
		52,162

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Supplies – 1.7%		
Kinetic Concepts, Inc. and KCI USA, Inc.:		
10.500%, 11–1–18	$ 6,273	$ 6,595
9.625%, 10–1–21 (D)	23,767	23,767
Universal Hospital Services, Inc.,		
7.625%, 8–15–20	4,249	4,047
		34,409
Pharmaceuticals – 1.8%		
Concordia Healthcare Corp.:		
9.500%, 10–21–22 (D)	27,123	18,783
7.000%, 4–15–23 (D)	2,927	1,873
IMS Health, Inc.,		
5.000%, 10–15–26 (D)	2,940	3,057
Jaguar Holding Co. II and Pharmaceutical Product Development LLC,		
6.375%, 8–1–23 (D)	5,723	5,952
VPII Escrow Corp.,		
7.500%, 7–15–21 (D)	4,619	4,469
VRX Escrow Corp.,		
5.375%, 3–15–20 (D)	4,231	3,914
		38,048
Total Health Care – 6.0%		124,619
Industrials		
Aerospace & Defense – 3.3%		
KLX, Inc.,		
5.875%, 12–1–22 (D)	13,832	14,316
Silver II Borrower SCA and Silver II U.S. Holdings,		
7.750%, 12–15–20 (D)	11,078	8,779
TransDigm Group, Inc.,		
7.500%, 7–15–21	7,082	7,507
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.000%, 7–15–22	13,668	14,420
6.500%, 7–15–24	15,097	15,890
6.375%, 6–15–26 (D)	6,375	6,614
		67,526
Air Freight & Logistics – 0.3%		
TRAC Intermodal LLC and TRAC Intermodal Corp.,		
11.000%, 8–15–19	1,258	1,327
XPO Logistics, Inc.:		
6.500%, 6–15–22 (D)	3,196	3,344
6.125%, 9–1–23 (D)	1,738	1,786
		6,457
Building Products – 1.1%		
Alcoa Nederland Holding B.V.:		
6.750%, 9–30–24 (D)	1,297	1,347
7.000%, 9–30–26 (D)	1,297	1,341
Eagle Materials, Inc.,		
4.500%, 8–1–26	988	1,002
Ply Gem Industries, Inc.,		
6.500%, 2–1–22	13,768	14,125

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Building Products (Continued)		
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4–15–22 (D)	$ 967	$ 1,054
6.125%, 7–15–23	2,012	2,052
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 6–15–24 (D)	2,443	2,448
		23,369
Diversified Support Services – 0.1%		
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),		
5.875%, 9–15–26	1,220	1,256
Environmental & Facilities Services – 0.5%		
GFL Environmental, Inc.:		
7.875%, 4–1–20 (D)	8,484	8,908
9.875%, 2–1–21 (D)	2,194	2,402
		11,310
Railroads – 0.8%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC:		
6.750%, 5–1–19 (D)	12,544	12,858
9.750%, 5–1–20 (D)	3,080	2,795
		15,653
Security & Alarm Services – 0.7%		
Prime Security Services Borrower LLC,		
9.250%, 5–15–23 (D)	13,321	14,520
Trading Companies & Distributors – 0.2%		
HD Supply, Inc.,		
5.750%, 4–15–24 (D)	4,243	4,455
Total Industrials – 7.0%		144,546
Information Technology		
Application Software – 2.1%		
Ensemble S Merger Sub, Inc.,		
9.000%, 9–30–23 (D)	3,273	3,437
Infor Software Parent LLC and Infor Software Parent, Inc.,		
7.125%, 5–1–21 (D)(E)	6,794	6,590
Kronos Acquisition Holdings, Inc.,		
9.000%, 8–15–23 (D)	27,375	28,213
Michael Baker International LLC,		
8.250%, 10–15–18 (D)	4,516	4,527
		42,767
Communications Equipment – 0.7%		
West Corp.,		
5.375%, 7–15–22 (D)	15,525	15,215
Data Processing & Outsourced Services – 2.1%		
Alliance Data Systems Corp.:		
5.250%, 12–1–17 (D)	3,099	3,161
6.375%, 4–1–20 (D)	9,158	9,330
5.375%, 8–1–22 (D)	11,332	11,049

SCHEDULE OF INVESTMENTS HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Data Processing & Outsourced Services (Continued)		
Italics Merger Sub, Inc.,		
7.125%, 7–15–23 (D)	$21,866	$ 20,335
		43,875
Electronic Manufacturing Services – 0.3%		
KEMET Corp.,		
10.500%, 5–1–18	7,367	7,385
IT Consulting & Other Services – 0.8%		
NCR Escrow Corp.:		
5.875%, 12–15–21	7,005	7,373
6.375%, 12–15–23	8,619	9,114
		16,487
Semiconductors – 1.2%		
Micron Technology, Inc.:		
5.875%, 2–15–22	10,978	11,266
7.500%, 9–15–23 (D)	4,995	5,548
5.500%, 2–1–25	8,322	8,156
		24,970
Technology Hardware, Storage & Peripherals – 0.4%		
Western Digital Corp.:		
7.375%, 4–1–23 (D)	1,215	1,334
10.500%, 4–1–24 (D)	5,398	6,268
		7,602
Total Information Technology – 7.6%		158,301
Materials		
Aluminum – 2.1%		
Constellium N.V.:		
8.000%, 1–15–23 (D)	9,644	9,716
5.750%, 5–15–24 (D)	4,758	4,401
Kaiser Aluminum Corp.,		
5.875%, 5–15–24	975	1,019
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8–15–24 (D)	3,725	3,958
5.875%, 9–30–26 (D)	2,497	2,556
Wise Metals Group LLC,		
8.750%, 12–15–18 (D)	7,134	7,277
Wise Metals Intermediate Holdings,		
9.750%, 6–15–19 (D)(E)	15,238	14,629
		43,556
Construction Materials – 0.8%		
Hillman Group, Inc. (The),		
6.375%, 7–15–22 (D)	16,700	15,656
Diversified Chemicals – 0.4%		
PQ Corp.,		
6.750%, 11–15–22 (D)	731	775
PSPC Escrow Corp.,		
6.500%, 2–1–22 (D)	4,928	4,793
PSPC Escrow II Corp.,		
10.375%, 5–1–21 (D)	2,503	2,703
		8,271
Diversified Metals & Mining – 1.2%		
Artsonig Pty Ltd.,		
11.500%, 4–1–19 (D)(E)	13,039	782

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining (Continued)		
Crystal Merger Sub, Inc.,		
7.625%, 10–15–21 (D)	$ 2,100	$ 1,795
FMG Resources Pty Ltd.:		
9.750%, 3–1–22 (D)	992	1,151
6.875%, 4–1–22 (D)	13,791	14,271
Lundin Mining Corp.:		
7.500%, 11–1–20 (D)	3,710	3,942
7.875%, 11–1–22 (D)	3,039	3,237
		25,178
Metal & Glass Containers – 0.9%		
ARD Finance S.A.,		
7.125%, 9–15–23 (D)	1,387	1,380
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc.:		
6.000%, 6–30–21 (D)	1,269	1,310
7.250%, 5–15–24 (D)	3,541	3,780
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC,		
7.125%, 5–1–18 (D)	4,014	4,098
Signode Industrial Group,		
6.375%, 5–1–22 (D)	8,462	8,568
		19,136
Paper Packaging – 0.4%		
Coveris Holdings S.A.,		
7.875%, 11–1–19 (D)	2,080	2,127
Reynolds Group Holdings Ltd.,		
9.875%, 8–15–19	1,250	1,287
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A.,		
5.125%, 7–15–23 (D)	5,649	5,833
		9,247
Specialty Chemicals – 0.1%		
Versum Materials, Inc.,		
5.500%, 9–30–24 (D)	1,255	1,289
Steel – 0.1%		
U.S. Steel Corp.,		
8.375%, 7–1–21 (D)	1,708	1,868
Total Materials – 6.0%		124,201
Real Estate		
Health Care REITs – 0.1%		
MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.),		
5.250%, 8–1–26	1,236	1,282
Industrial REITs – 1.2%		
Aircastle Ltd.:		
5.125%, 3–15–21	16,608	17,750
5.500%, 2–15–22	4,228	4,561
5.000%, 4–1–23	2,613	2,731
		25,042

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Real Estate Development – 0.3%		
Hub Holdings LLC and Hub Holdings Finance, Inc.,		
8.125%, 7–15–19 (D)(E)	$ 6,610	$ 6,445
Total Real Estate – 1.6%		32,769
Telecommunication Services		
Alternative Carriers – 0.9%		
Consolidated Communications Finance II Co.,		
6.500%, 10–1–22	5,332	5,172
Level 3 Communications, Inc.,		
5.750%, 12–1–22	3,066	3,204
Level 3 Escrow II, Inc.,		
5.375%, 8–15–22	8,411	8,789
Zayo Group LLC and Zayo Capital, Inc.,		
6.000%, 4–1–23	1,738	1,821
		18,986
Integrated Telecommunication Services – 3.7%		
BCP (Singapore) VI Cayman Financing Co. Ltd.,		
8.000%, 4–15–21 (D)	1,151	1,134
Frontier Communications Corp.:		
8.875%, 9–15–20	7,230	7,799
6.250%, 9–15–21	4,201	4,038
10.500%, 9–15–22	4,256	4,511
7.125%, 1–15–23	1,013	945
6.875%, 1–15–25	2,912	2,577
11.000%, 9–15–25	4,789	4,993
GCI, Inc.,		
6.875%, 4–15–25	7,552	7,741
Sprint Corp.:		
7.250%, 9–15–21	21,716	21,825
7.875%, 9–15–23	15,048	15,198
7.125%, 6–15–24	5,951	5,802
		76,563
Wireless Telecommunication Service – 2.0%		
Sable International Finance Ltd.,		
6.875%, 8–1–22 (D)	10,351	10,739
Sprint Nextel Corp.:		
6.000%, 12–1–16	2,402	2,414
9.125%, 3–1–17	1,208	1,235
8.375%, 8–15–17	4,594	4,772
9.000%, 11–15–18 (D)	1,474	1,625
7.000%, 8–15–20	1,208	1,214
11.500%, 11–15–21	989	1,138
T–Mobile USA, Inc.:		
6.464%, 4–28–19	3,650	3,719
6.731%, 4–28–22	685	719
6.000%, 4–15–24	4,371	4,677
6.500%, 1–15–26	8,557	9,477
		41,729
Total Telecommunication Services – 6.6%		137,278
TOTAL CORPORATE DEBT SECURITIES – 79.8%		$1,655,409
(Cost: $1,701,776)		

SCHEDULE OF INVESTMENTS HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2016

LOANS (G)	Principal	Value
Consumer Discretionary		
Advertising – 0.3%		
Advantage Sales & Marketing, Inc., 7.500%, 7–25–22	$ 5,258	$ 4,989
Apparel Retail – 1.2%		
Talbots, Inc. (The):		
5.500%, 3–19–20	6,208	6,051
9.500%, 3–19–21	17,300	16,031
True Religion Apparel, Inc., 5.875%, 7–30–19	15,066	3,540
		25,622
Casinos & Gaming – 0.1%		
Gateway Casinos & Entertainment Ltd.:		
5.250%, 11–26–19 (F)	CAD 3,165	2,364
5.950%, 11–26–19 (F)	8	6
		2,370
Department Stores – 0.8%		
Belk, Inc., 5.750%, 12–10–22	$ 17,154	15,518
General Merchandise Stores – 0.9%		
BJ's Wholesale Club, Inc., 8.500%, 3–31–20	12,328	12,368
Orchard Acquisition Co. LLC, 7.000%, 2–8–19	17,870	6,433
		18,801
Housewares & Specialties – 0.2%		
KIK Custom Products, Inc., 6.000%, 8–26–22	4,154	4,154
Specialty Stores – 0.3%		
Jo-Ann Stores, Inc., 0.000%, 9–29–23 (J)	6,806	6,687
Total Consumer Discretionary – 3.8%		78,141
Consumer Staples		
Food Distributors – 0.2%		
Chefs' Warehouse, Inc. (The), 6.750%, 6–22–22	5,020	4,970
Food Retail – 0.7%		
Focus Brands, Inc., 10.250%, 8–21–18	13,764	13,764
Hypermarkets & Super Centers – 0.2%		
GOBP Holdings, Inc., 9.250%, 10–21–22	5,087	5,066
Packaged Foods & Meats – 0.2%		
Shearer's Foods LLC, 7.750%, 6–30–22	3,838	3,473
Total Consumer Staples – 1.3%		27,273

LOANS (G) (Continued)	Principal	Value
Energy		
Coal & Consumable Fuels – 0.2%		
Westmoreland Coal Co., 7.500%, 12–16–20	$ 5,158	$ 4,023
Oil & Gas Drilling – 0.4%		
KCA Deutag Alpha Ltd., 6.250%, 5–16–20	10,907	9,126
Oil & Gas Exploration & Production – 0.4%		
Chesapeake Energy Corp., 8.500%, 8–16–21	7,457	7,823
Sabine Oil & Gas LLC, 11.750%, 12–31–18 (I)	2,005	58
		7,881
Oil & Gas Storage & Transportation – 0.3%		
Bowie Resources Holdings LLC:		
6.750%, 8–12–20	3,121	2,559
11.750%, 2–16–21	3,043	2,434
		4,993
Total Energy – 1.3%		26,023
Health Care		
Life Sciences Tools & Services – 0.4%		
Atrium Innovations, Inc., 7.750%, 8–10–21	8,740	8,216
Total Health Care – 0.4%		8,216
Industrials		
Building Products – 0.3%		
C.H.I. Overhead Doors, Inc., 8.750%, 7–31–23	5,192	5,094
Construction & Engineering – 0.1%		
Tensar International Corp., 9.500%, 7–10–22	3,077	2,308
Industrial Conglomerates – 0.1%		
Crosby Worldwide Ltd., 7.000%, 11–22–21	3,950	2,660
Industrial Machinery – 0.7%		
Dynacast International LLC, 9.500%, 1–30–23	14,491	14,129
Research & Consulting Services – 0.1%		
Larchmont Resources LLC, 11.250%, 8–7–19 (I)	9,877	2,996
Total Industrials – 1.3%		27,187
Information Technology		
Application Software – 3.8%		
Applied Systems, Inc., 7.500%, 1–23–22	7,237	7,287
Aptean Holdings, Inc., 5.250%, 2–27–20	3,739	3,735
Misys plc and Magic Newco LLC, 12.000%, 6–12–19	55,619	58,400

LOANS (G) (Continued)	Principal	Value
Application Software (Continued)		
TIBCO Software, Inc., 6.500%, 12–4–20	$ 10,921	$ 10,751
		80,173
Internet Software & Services – 0.7%		
TravelCLICK, Inc. & TCH-2 Holdings LLC:		
5.500%, 5–12–21	6,136	6,136
8.750%, 11–12–21	7,920	7,761
		13,897
IT Consulting & Other Services – 0.5%		
Active Network, Inc. (The), 5.500%, 11–15–20	4,481	4,448
Triple Point Group Holdings, Inc., 5.250%, 7–13–20	6,174	5,479
		9,927
Total Information Technology – 5.0%		103,997
Materials		
Diversified Metals & Mining – 0.1%		
EP Minerals LLC, 8.500%, 8–20–21	2,803	2,691
Paper Packaging – 0.5%		
FPC Holdings, Inc., 9.250%, 5–27–20	7,863	5,406
Ranpak (Rack Merger), 8.250%, 10–1–22	5,506	5,093
		10,499
Specialty Chemicals – 0.2%		
Chromaflo Technologies Corp., 8.250%, 6–2–20	3,756	3,493
MacDermid, Inc., 5.500%, 6–7–20	724	725
		4,218
Total Materials – 0.8%		17,408
TOTAL LOANS – 13.9%		$288,245
(Cost: $328,823)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(K) – 3.8%		
Bemis Co., Inc., 0.720%, 10–3–16	7,000	7,000
BorgWarner, Inc.:		
0.700%, 10–6–16	10,000	9,999
0.660%, 10–11–16	5,000	4,999
E.I. du Pont de Nemours and Co., 0.760%, 10–17–16	10,000	9,997
Ecolab, Inc., 0.700%, 10–6–16	10,000	9,999
General Mills, Inc., 0.580%, 10–3–16	10,000	9,999
Kroger Co. (The), 0.630%, 10–3–16	13,000	12,999

SCHEDULE OF INVESTMENTS HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2016

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper(K) (Continued)		
Medtronic Global Holdings SCA, 0.720%, 10–3–16	$5,000	$ 5,000
NBCUniversal Enterprise, Inc., 0.830%, 11–9–16	3,000	2,997
Virginia Electric and Power Co., 0.690%, 10–19–16	5,000	4,998
		77,987
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.600%, 10–5–16 (L)	$2,580	$ 2,580
TOTAL SHORT–TERM SECURITIES – 3.9%		$ 80,567
(Cost: $80,569)		
TOTAL INVESTMENT SECURITIES – 98.1%		$2,034,602
(Cost: $2,122,912)		
CASH AND OTHER ASSETS, NET OF LIABILITIES(M) – 1.9%		39,811
NET ASSETS – 100.0%		$ 2,074,413

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2016 the total value of these securities amounted to $1,181,125 or 56.9% of net assets.

(E)Payment-in-kind bonds.

(F)Principal amounts are denominated in the indicated foreign currency, where applicable (CAD – Canadian Dollar and EUR – Euro).

(G)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016.

(H)Zero coupon bond.

(I)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(J)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(K)Rate shown is the yield to maturity at September 30, 2016.

(L)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016. Date shown represents the date that the variable rate resets.

(M)Cash of $10 is held in collateralized accounts for open forward foreign currency contracts.

The following forward foreign currency contracts were outstanding at September 30, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Canadian Dollar	11,831	U.S. Dollar	9,086	10-26-16	Morgan Stanley International	$67	$—
Euro	2,032	U.S. Dollar	2,288	10-26-16	Morgan Stanley International	3	—
						$70	$—

SCHEDULE OF INVESTMENTS HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2016

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 3,516	$ —	$ 122
Utilities	619	—	—
Total Common Stocks	4,135	—	$ 122
Preferred Stocks	6,124	—	—
Warrants	—	—	—
Corporate Debt Securities	—	1,655,409	—
Loans	—	170,161	118,084
Short-Term Securities	—	80,567	—
Total	$10,259	$ 1,906,137	$118,206
Forward Foreign Currency Contracts	$ —	$ 70	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt	Loans
Beginning Balance 10-1-15	$168	$—	$ 67,396
Net realized gain (loss)	—	—	(4,223)
Net change in unrealized appreciation (depreciation)	(46)	(17)	(130)
Purchases	—	—	7,668
Sales	—	—	(25,182)
Amortization/Accretion of premium/discount	—	—	(460)
Transfers into Level 3 during the period	—	17	108,005
Transfers out of Level 3 during the period	—	—	(34,990)
Ending Balance 9-30-16	$122	—	$ 118,084
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-16	$(46)	$(17)	$ (3,394)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the year ended September 30, 2016, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 9-30-16	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$ 122	Broker	Broker quotes
Loans	$118,084	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Bryan J. Bailey

Below, Bryan Bailey, portfolio manager of the Waddell & Reed Advisors Municipal Bond Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2016. He has managed the Fund for since 2000 and has 28 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2016

Municipal Bond Fund (Class A shares at net asset value)	4.69%
Municipal Bond Fund (Class A shares including sales charge)	0.18%
Benchmark(s) and/or Lipper Category	
S&P Municipal Bond Index (generally reflects the performance of securities representing the municipal bond market)	5.84%
Lipper General & Insured Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	5.77%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund underperformed its benchmark and Lipper peer group in the fiscal year. Underperformance was impacted by fund expenses (relative to benchmark), a defensive to neutral duration (interest rate sensitivity), and an overall defensive portfolio structure.

Heavy investor flows into the asset class overwhelmed new issue supply during the entire fiscal year. Extreme stimulative monetary policy operations by the United States Federal Open Market Committee (FOMC) as well as the European Central Bank (ECB), Bank of Japan (BOJ) and the People's Bank of China (PBOC), drove many high quality global fixed income yields to extremely low, and even negative levels. Non-traditional and foreign buyers emerged searching for attractive absolute yields in a yield starved global environment, putting additional downward pressure on municipal yields. This new class of investors receives no tax benefit from owning municipal securities, and it remains to be seen whether they fully understand the historically reduced liquidity that is a common trait of the municipal bond market. These conditions persisted throughout the entire fiscal year. While the Federal Reserve Bank (Fed) finally lifted the Fed Funds Rate to .25% in December 2015, the market continued to question the strength of the U.S. economic recovery, and therefore the trajectory and schedule of additional monetary policy actions. Heightened risk and uncertainty around the U.K. Brexit vote in the second quarter of 2016 put additional downward pressure on rates, as investors were fleeing risk assets and seeking the safety of high quality fixed income assets. Municipal 10-year yields hit all-time recorded low levels in the second quarter of 2016, while 30-year municipal yields broke the all-time low level in the third quarter. Also, in the third quarter, interest rates backed up slightly from the record lows set in the prior quarter, as the market reversed some of the flight-to-quality trades placed when the U.K. Brexit didn't result in economic Armageddon. The third quarter was also impacted by an increased level of uncertainty around the U.S. FOMC monetary policy timetable going forward and heightened uncertainty around the upcoming U.S. Presidential election, as well as a recent ramp-up in municipal new issue supply.

Fund positioning and performance

The Fund both began and ended the fiscal year positioned defensively in anticipation of the eventual start of an increasing interest rate cycle and the end of the 30-year bull market in bonds. Fund sensitivity to interest rates was held at a lower sensitivity level relative to the Fund benchmark throughout the fiscal year. This was achieved by holding a larger than normal cash position, as well as approximately 8.5% exposure to Municipal Floating Rate Notes and Municipal Auction Rate Notes. The shorter duration strategy was a drag on performance over the fiscal year, and the elevated cash position reduced the income contribution to total return modestly. Portfolio turnover remained very low as we felt that the Fund was structured appropriately entering the fiscal year.

Overall performance was negatively impacted by the portfolio's defensive structure as well as it's larger than normal cash position. The elevated cash position was intended to provide a cushion against potential redemptions as we entered the fiscal year, as well as a tactical position to redeploy into anticipated higher yielding investments as the year progressed. Neither of these events materialized, and the defensive duration positioning coupled with the resulting income sacrifice from the large cash allocation proved to be a drag on overall performance. The Fund has a long-term track record of providing one of the lowest volatility measures in the industry. We will not compromise our investment principles. We are not willing to take excessive credit and duration risks, or utilize leverage, in an effort to produce out-sized returns that historically have been unsustainable and subject investors to increased risk to the inevitable downside and a higher level of NAV volatility. We will not compromise our management discipline. Preservation of capital is an important consideration in our efforts.

Outlook

We enter the new fiscal year facing many of the same challenges that we faced entering the 2015 fiscal year: municipal market headline risk, interest rate risk, geopolitical risk, inflation/deflation risk and currency risk, as its potential impact on the Treasury market will indirectly impact the municipal bond market. There will certainly be additional risks to monitor as the year unfolds. In addition, we begin the new fiscal year under a heavy cloud of uncertainty regarding the future path of U.S. monetary policy, as well as potential surprises with monetary policy decisions made by the ECB, BOJ, and PBOC.

These are very trying and volatile times for investors. While we expect U.S. gross domestic product (GDP) to grow at a respectable level over the next year, there is much that could go wrong to curtail what appears to be a moderate U.S. economic recovery. While the Fed has begun to tighten monetary policy, recent rhetoric and comments from Chairwoman Yellen, as well as other FOMC Governors, has introduced more uncertainty and confusion into the market. Geopolitical and terror risks need to be respected for their de-stabilizing potential. The Chinese and Japanese economies have been slowing, and most European economies are either in or near recession. Despite all of these negative factors, we remain cautiously optimistic that the U.S. economy will continue to grow modestly, and that situations outside of U.S. borders will not be powerful enough to derail the recovery. There is scant evidence that inflation expectations may be picking up, as the U.S. labor market continues to tighten. Both Presidential candidates have suggested that fiscal spending will be ramped up if elected. Other global central banks have also floated the idea of increased fiscal spending and some are beginning to acknowledge that extreme monetary policy operations have reached the limits of creating a positive impact, with some suggesting that the time is approaching to reverse some of the stimulus operations.

We could be entering a challenging period for fixed income investors, and total return expectations should probably be tempered to some degree. It is difficult to fathom outsized total returns continuing into the future, especially given that interest rates are still extremely low by all historical measures. In this low yield environment, the Fund's yield cushion does not provide much protection from capital losses when measuring total return. However, when rates begin to rise, we believe more attractive reinvestment opportunities should be available, which should provide an opportunity to boost portfolio income. We continue to believe the Fund's cash position will provide reinvestment opportunities at expected higher prevailing future rates.

We fully expect market volatility to remain elevated as a result of risk-on/risk-off trades playing out in the Treasury market. We continue to be very cognizant that the pendulum may at some point in time swing back to renewed interest outside of the municipal bond asset class, which would potentially result in outflows in the investment grade municipal bond space. While we believe that the 30+ year bull market in bonds is nearing the end, or has already ended, we do not believe that a bear market is necessarily imminent. We believe bond yields could stay in a low, narrow range for the remainder of 2016, into 2017, or even longer. Very low, even negative, interest rates across the globe could continue to boost demand for higher yielding U.S. treasuries and municipal bonds, despite an improvement in the U.S. economy and increased domestic inflation expectations. Municipal bond new issue volume trends will need to be monitored closely. We will remain proactive and vigilant in assessing any risk to the portfolio from a change in inflation expectations, as monetary policy continues to be extraordinarily accommodative, which in our view increases the risk of inflation in the future. Inflation does not appear to be on the immediate horizon, and recent dialogue from the Fed suggests that they view deflation as a bigger risk. The risk is that after an unprecedented period of monetary easing, the Fed could be wrong.

We fully anticipate an elevated level of headline risk in our market. This is the new normal. However, despite all of the naysayers, the municipal bond market is and, in our opinion, will remain a very strong market from a credit perspective. Since the 2008 financial crisis, there has been an average of 4.5 municipal defaults per year, up from an average of 1.3 defaults annually from 1970 to 2007, according to Moody's. There were four defaults among Moody's rated municipal issuers in 2015. Municipal bond defaults continue to be heavily concentrated in the high yield category.

Given these crosscurrents, the high level of uncertainty on all fronts, and our aforementioned viewpoint on the eventual direction of interest rates, we expect to keep the interest rate sensitivity of the Fund lower/neutral to the benchmark. The Fund will continue to hold an overweight cash position in the near term to give us the flexibility to take advantage of what we hope to be more attractive investment opportunities in the future. Going forward, we expect to keep the average credit quality of the Fund in the A-AA range, while actively seeking relative value opportunities between sectors, states, and security structures. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross market technical factors. The Fund will continue to hold its positions in lower investment grade credits, in an attempt to capture additional refinancing opportunities and credit upgrades. However, we do not anticipate actively adding lower quality exposure, and at this time we anticipate future investments to be higher quality in nature. The municipal yield curve continued to flatten over the last fiscal year, and is currently much flatter than the 10-year average slope. We will occasionally attempt to exploit trading opportunities in the high yield space, without compromising our style discipline. We believe that the Fund is well positioned relative to its peers entering the fourth quarter of 2016. The objective of the Fund remains the same, to provide income that is not subject to Federal income

taxes, while maximizing tax-free total return. To achieve that objective, we plan to continue investing in short, intermediate and longer-term investment grade (primarily) municipal bonds with an emphasis on overall quality and capital preservation with minimal yield sacrifice.

The Fund currently has an approximately 2% short position in 30-year US Treasury futures. This trade was put on in an attempt to capitalize on an expected reversal of extreme negative sentiment after the U.K. Brexit vote. At quarter-end the position was profitable and the manager intends to continue to hold the position at this juncture.

While the Fund used derivatives during the reporting period, they had minimal impact on the performance of the Fund.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). Investments in municipal instruments can be volatile and significantly affected by adverse tax rulings, legislative or political changes, market and economic conditions, issuer, industry-specific (including the credit quality of municipal issuers), and other conditions. These and other risks are more fully described in the Fund's prospectus.

The Fund may from time to time utilize futures contracts and similar derivative instruments designed for hedging purposes and/or to take a directional position on interest rates. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Municipal Bond Fund.

ALL DATA IS AS OF SEPTEMBER 30, 2016 (UNAUDITED)

Asset Allocation

Bonds	85.9%
Municipal Bonds	85.9%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	14.1%

Lipper Rankings

Category: Lipper General & Insured Municipal Debt Funds	Rank	Percentile
1 Year	204/267	77
3 Year	186/230	81
5 Year	155/209	74
10 Year	39/154	26

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	77.8%
AAA	5.0%
AA	39.9%
A	20.8%
BBB	12.1%
Non-Investment Grade	8.1%
BB	1.2%
B	0.1%
CCC	0.2%
Non-rated	6.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	14.1%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT MUNICIPAL BOND FUND



		$15,065
Municipal Bond Fund, Class A Shares[1]		$15,065
S&P Municipal Bond Index		$15,797

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 9-30-16	0.18%	-0.29%	3.79%	—
5-year period ended 9-30-16	3.16%	2.88%	3.18%	—
10-year period ended 9-30-16	4.18%	3.83%	3.73%	—
Since Inception of Class through 9-30-16[5]	—	—	—	0.53%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

(5)*6-10-16 for Class Y shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS

MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS	Principal	Value
Alabama – 1.4%		
The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11–1–33	$2,000	$ 2,301
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	2,500	2,724
Water Works Board of the City of Birmingham, Water Rev Rfdg Bonds, Ser 2015-A, 5.000%, 1–1–35	6,555	7,781
		12,806
Alaska – 0.2%		
AK Intl Arpt, Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10–1–21	1,735	1,973
Arizona – 1.1%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26	2,000	2,236
Coconino Cnty, AZ, Pollutn Ctl Corp., Pollutn Ctl Rfdg Rev Bonds (NV Power Co. Proj), Ser 2006A (Auction Rate Sec) (Insured by FGIC), 1.296%, 9–1–32 (A)	3,000	2,880
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	2,500	2,516
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	2,000	2,204
		9,836
California – 15.0%		
ABAG Fin Auth for Nonprofit Corp., Rev Bonds (Sharp Hlth Care), Ser 2009B, 6.250%, 8–1–39	1,000	1,145
Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2009E, 6.000%, 5–1–39	3,000	3,389
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D–1 Index Rate Bonds, 1.219%, 4–1–45 (A)	4,000	4,007
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.940%, 4–1–45 (A)	8,500	8,589
CA (School Facilities) GO Bonds, 5.000%, 11–1–30	3,000	3,690
CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. – Total Road Impvt Prog), Ser 2012B, 5.250%, 6–1–42	1,900	2,160

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Dept of Water Res, Cent Vly Proj, Water Sys Rev Bonds, Ser X (Insured by FGIC), 5.500%, 12–1–16	$ 10	$ 10
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39	3,000	3,421
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11–1–38	2,000	2,335
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	4,000	4,384
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10–1–29	1,000	1,218
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj), Ser 2002B, 5.250%, 6–1–23	2,085	2,184
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–33	1,000	1,102
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	1,745	1,942
6.350%, 7–1–46	970	1,087
CA Various Purp GO Bonds:		
5.250%, 9–1–26	3,500	4,214
5.500%, 4–1–28	5	5
5.250%, 10–1–29	2,500	2,819
5.750%, 4–1–31	5,000	5,583
6.000%, 3–1–33	1,000	1,167
5.000%, 4–1–37	5,000	5,954
6.000%, 11–1–39	4,500	5,190
CA Various Purp GO Rfdg Bonds, 5.000%, 2–1–33	8,000	9,579
Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10–1–36	750	876
City of Los Angeles, Wastewater Sys Rev Bonds, Rfdg Ser 2015-D, 5.000%, 6–1–34	5,000	6,162
Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011A, 6.250%, 9–1–24	2,000	2,395
Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp., 5.750%, 2–1–30	2,000	2,254
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A, 5.000%, 6–1–29	1,500	1,810
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A:		
5.000%, 6–1–33	3,165	3,847
5.000%, 6–1–34	2,840	3,432

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Los Angeles, Wastewater Sys Rev Bonds, Ser 2015-A, 5.000%, 6–1–35	$1,000	$ 1,226
Modesto, CA, Irrigation Dist Fin Auth, Elec Sys Rev Bonds, Ser 2015A, 5.000%, 10–1–36	3,600	4,306
Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A:		
0.000%, 8–1–31 (B)	3,315	2,084
0.000%, 8–1–32 (B)	5,000	3,017
0.000%, 8–1–33 (B)	5,000	2,846
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	2,750	3,155
Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5–15–34	3,000	3,341
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	1,500	1,786
Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9–1–40	1,000	1,141
Sacramento Area Flood Ctl Agy, Consolidated Cap Assmt Dist Bonds, Ser 2008 (Insured by BHAC), 5.500%, 10–1–28	500	541
San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A-1, 5.500%, 8–1–35	1,000	1,128
San Jose, CA, Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21	3,185	3,712
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	1,000	1,090
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11–1–34	500	582
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G-1, 5.750%, 10–1–30	1,000	1,135
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AI, 5.000%, 5–15–34	3,500	4,223
Tuolumne Wind Proj Auth, Rev Bonds (Tuolumne Co Proj), Ser 2009A, 5.875%, 1–1–29	1,000	1,112
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41	2,185	2,532
		134,907

SCHEDULE OF INVESTMENTS MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado – 2.4%		
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	$2,065	$ 2,354
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A:		
6.750%, 12–1–23	1,275	1,404
7.400%, 12–1–38	1,000	1,139
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	2,975	3,276
CO Higher Edu Cap Constr, Lease Purchase Fin Prog, Cert of Part, Ser 2008, 5.500%, 11–1–27	1,000	1,096
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bonds, Ser 2010, 5.625%, 12–1–40	3,250	3,622
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	2,500	2,776
Rgnl Trans Dist of CO, Cert of Part, Ser 2015A, 5.000%, 6–1–35	1,000	1,195
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	4,250	4,987
		21,849
Connecticut – 0.3%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.750%, 6–15–34	2,500	2,693
District Of Columbia – 1.3%		
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	2,250	2,607
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (B)	6,500	8,832
		11,439
Florida – 5.3%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	2,500	2,765
Citizens Ppty Ins Corp., Coastal Account Sr Secured Bonds, Ser 2011A-1, 5.000%, 6–1–20	1,000	1,137
Citizens Ppty Ins Corp., Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	3,600	3,706

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Hillsborough Cnty Aviation Auth, FL Intl Arpt, Sub Rev Bonds, Ser 2015B, 5.000%, 10–1–35	$ 1,700	$ 1,978
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	3,600	3,916
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	2,500	2,822
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	2,885	3,299
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	1,500	1,723
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	2,500	2,735
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22	5,000	6,143
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 6.000%, 10–1–23	2,500	2,753
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	3,000	3,877
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 6.500%, 7–1–35	2,500	2,732
South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4–1–39	1,000	1,117
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	3,500	3,971
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10–15–22	2,250	2,631
		47,305
Georgia – 2.3%		
Atlanta Arpt, Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1–1–23	2,000	2,383
Atlanta Dev Auth, Edu Fac Rev Bonds (Panther Place LLC Proj), Ser 2009A, 5.000%, 7–1–37	3,495	3,827
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	3,000	3,362

MUNICIPAL BONDS (Continued)	Principal	Value
Georgia (Continued)		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	$ 1,500	$ 1,711
Dev Auth of Burke Cnty (GA), Pollutn Ctl Rev Bonds (Oglethorpe Power Corp. Vogtle Proj), Ser 2003A, 0.919%, 1–1–24 (A)	6,500	6,443
Griffin, GA, Combined Pub Util Rev Rfdg Bonds, Ser 2012 (Insured by AGM), 3.000%, 1–1–17	500	503
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 6.000%, 1–1–23	2,100	2,287
		20,516
Idaho – 0.5%		
Boise City, ID, Arpt Rev Rfdg Bonds (Air Terminal Fac Proj), Ser 2011:		
5.750%, 9–1–19	750	849
5.750%, 9–1–20	1,000	1,169
ID Hlth Fac Auth, Rev Bonds (St. Luke's Hlth Sys Proj), Ser 2008A, 6.750%, 11–1–37	2,000	2,221
		4,239
Illinois – 4.3%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36	1,750	1,770
Cmnty College Dist No. 525 Cnty of Will, Grundy, Livingston, Cook, Kendall, LaSalle, and Kankakee (Joliet Jr College), GO Bonds (Alternate Rev Source), Ser 2008, 5.750%, 6–1–28	1,000	1,072
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	2,500	2,735
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–30	2,500	2,829
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.750%, 7–1–33	2,500	2,712
IL Fin Auth, Rev Rfdg Bonds (DePaul Univ), Ser 2016A, 4.000%, 10–1–34	2,000	2,185
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb LLC – Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	2,000	2,227
IL GO Bonds, Ser 2012A, 4.000%, 1–1–23	7,150	7,548
IL Muni Elec Agy, Power Supply Sys Rev Rfdg Bonds, Ser 2015A, 5.000%, 2–1–32	3,000	3,583
IL Sales Tax Rev Bonds (Jr Oblig), Ser 2013, 5.000%, 6–15–26	1,700	2,029

SCHEDULE OF INVESTMENTS MUNICIPAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, 2013 Ser A, 5.000%, 1–1–35	$3,000	$ 3,502
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser B, 5.000%, 1–1–37	1,500	1,790
Metro Pier and Exposition Auth IL, McCormick Place Expansion Proj Rfdg Bonds, Ser 2010B-1, 0.000%, 6–15–43 (B)	2,000	677
Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7–1–24	3,080	4,042
		38,701
Iowa – 0.8%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 5.750%, 6–1–31	1,000	1,081
IA Fin Auth, IA State Revolving Fund Rev Bonds, Ser 2008, 6.000%, 8–1–27	2,500	2,735
IA Higher Edu Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9–1–39	2,145	2,551
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9–1–33	1,000	1,242
		7,609
Kansas – 1.6%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	2,000	2,097
Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4–1–32	2,875	3,051
Saint Marys, KS, Pollutn Ctl Rev Bonds (Westn Res, Inc. Proj), Ser 1994, 1.120%, 4–15–32 (A)	2,550	2,375
Unif Govt of Wyandotte Cnty, Kansas City, KS, Trans Dev Dist Sales Tax Rev Bonds (NFM-Cabela's Proj), Ser 2006, 5.000%, 12–1–27	655	656
Wamego, KS, Pollutn Ctl Rev Bonds (Westn Res, Inc. Proj), Ser 1994, 1.260%, 4–15–32 (A)	6,500	6,118
		14,297
Kentucky – 0.8%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	$4,500	$ 5,144
6.500%, 3–1–45	2,000	2,292
		7,436
Louisiana – 2.2%		
Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1–1–28	1,000	1,154
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	5,250	6,175
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	1,000	1,129
Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010, 5.250%, 10–1–20	2,040	2,333
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	1,000	1,106
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1–1–23	1,500	1,657
New Orleans, LA, GO Rfdg Bonds, Ser 2012, 5.000%, 12–1–25	1,500	1,775
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM):		
5.000%, 12–1–26	2,000	2,361
5.000%, 12–1–27	1,500	1,761
		19,451
Maine – 0.1%		
ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A-3, 5.875%, 12–1–39	945	1,036
Maryland – 1.0%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	1,750	1,950
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, 1.181%, 5–15–38 (A)	5,360	5,351
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, 6.000%, 7–1–40	1,500	1,588
		8,889
Massachusetts – 1.3%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	$ 2,110	$ 2,354
MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10–15–40	1,000	1,139
MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A, 5.750%, 7–1–39	1,615	1,783
The Cmnwlth of MA, GO Rfdg Bonds (SIFMA Index Bonds), Ser 2013A, 1.200%, 2-1-17 (A)	6,000	6,000
		11,276
Michigan – 2.3%		
Board of Trustees of Grand Vly State Univ, Gen Rev Bonds, Ser 2009, 5.750%, 12–1–34	1,000	1,008
MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, 5.000%, 12–1–35	2,500	2,910
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2015I, 5.000%, 4–15–34	2,500	3,014
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	4,250	4,870
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V, 8.000%, 9–1–29	3,950	4,487
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8–1–39	2,000	2,286
State Bldg Auth, Rev and Rev Rfdg Bonds (Fac Prog), Ser 2008I, 6.000%, 10–15–38	2,000	2,206
		20,781
Minnesota – 0.6%		
Hsng and Redev Auth of Saint Paul, MN, Hlth Care Fac Rev Bonds (Hlth Partners Oblig Group Proj), Ser 2006, 5.250%, 5–15–36	2,000	2,011
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008A, 6.750%, 11–15–32	1,000	1,122
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	2,000	2,240
		5,373

SEPTEMBER 30, 2016
MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri – 1.8%		
Belton, MO, Cert of Part, Ser 2008, 5.125%, 3–1–25	$1,000	$ 1,048
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	2,250	2,502
Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A, 5.750%, 6–1–39	1,000	1,107
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2015A:		
5.000%, 12–1–29	1,550	1,885
5.000%, 12–1–30	1,200	1,450
5.000%, 12–1–31	1,000	1,201
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Iatan 2 Proj), Ser 2015A, 5.000%, 12–1–36	5,650	6,687
		15,880
Nebraska – 0.1%		
Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bonds (Immanuel Oblig Group), Ser 2010, 5.625%, 1–1–40	1,000	1,101
Nevada – 0.6%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	3,000	3,555
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–25	1,715	1,976
		5,531
New Hampshire – 0.6%		
Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, 6.125%, 10–1–39	1,635	1,829
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	1,000	1,174
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4–1–38	1,985	2,329
		5,332
New Jersey – 3.5%		
Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010, 5.375%, 10–1–21	2,500	2,956
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC – Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	2,900	3,257

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	$2,545	$ 2,875
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	1,000	1,171
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1:		
5.000%, 12–1–19	1,385	1,517
5.500%, 12–1–21	1,145	1,317
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	1,500	1,671
NJ Tpk Auth, Tpk Rev Bonds, Ser 2000D, 1.470%, 1–1–30 (A)	6,625	6,037
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12–15–40 (B)	8,000	2,753
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B, 5.250%, 12–15–22	3,500	4,086
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22	1,000	1,193
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	2,500	2,968
		31,801
New Mexico – 0.1%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30	895	912
New York – 9.6%		
Dormitory Auth of the State of NY, State Personal Income Tax Rev Bonds (Gen Purp), Ser 2015C (Tax-Exempt), 5.000%, 2–15–38	4,250	5,127
Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11–15–36	1,125	1,353
Metro Trans Auth, Trans Rev Bonds, Ser 2015A-2, 1.420%, 11–15–39 (A)	6,000	5,993
Metro Trans Auth, Trans Rev Green Bonds, Ser 2016A-1, 5.000%, 11–15–41	1,605	1,930
Metro Trans Auth, Trans Rev Rfdg Bonds, Ser 2015C-1, 5.000%, 11–15–35	2,500	3,023
NY Convention Ctr Dev Corp., Rev Rfdg Bonds (Hotel Unit Fee Secured), Ser 2015, 5.000%, 11–15–34	5,000	6,119

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B, 0.800%, 7–1–29 (A)	$ 8,100	$ 7,553
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowk Power Corp. Proj), Ser 1985A (Insured by AMBAC), 1.318%, 12–1–23 (A)	4,350	4,198
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohawk Power Corp. Proj), Ser 2004A (Insured by Capital Assurance, Inc.), 1.318%, 7–1–29 (A)	3,830	3,753
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co. of NY, Inc. Proj), Sub Ser 1999A-1 (Insured by AMBAC), 1.365%, 5–1–34 (A)	8,000	7,360
NYC GO Bonds, Ser 2014D-1, 5.000%, 8–1–30	2,000	2,433
NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11–1–39	2,000	2,092
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (B)	2,675	2,220
0.000%, 3–1–26 (B)	2,685	2,147
0.000%, 3–1–27 (B)	2,500	1,943
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Ser 2015HH, 5.000%, 6–15–37	8,500	10,316
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5–1–29	2,600	3,164
Port Auth of NY & NJ Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30	4,490	4,837
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12–15–31	8,500	10,428
		85,989
North Carolina – 0.4%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.750%, 1–1–24	1,000	1,126
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A:		
0.000%, 1–1–37 (B)	3,000	1,563
5.750%, 1–1–39	1,000	1,092
		3,781

SCHEDULE OF INVESTMENTS MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio – 1.4%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	$1,000	$ 1,174
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp. Proj), Ser 2009E, 5.625%, 10–1–19	2,000	2,201
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	4,500	5,269
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40	1,000	1,119
OH Hosp Rev Bonds (Cleveland Clinic Hlth Sys Oblig Group), Ser 2008A, 5.250%, 1–1–33	2,000	2,111
OH Hsng Fin Agy, Residential Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2008J (Insured by GNMA/FNMA/FHLMC), 6.200%, 9–1–33	330	341
		12,215
Oklahoma – 0.1%		
OK Muni Power Auth, Power Supply Sys Rev Bonds, Ser 2008A, 5.875%, 1–1–28	1,000	1,063
Oregon – 0.8%		
Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three, 5.000%, 7–1–33	5,000	6,082
Port of Portland, Portland Intl Arpt, Rev Bonds, Subser 20C, 5.000%, 7–1–22	1,000	1,137
		7,219
Pennsylvania – 6.1%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	1,000	1,171
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A:		
6.000%, 6–1–29	2,000	2,266
6.000%, 6–1–36	2,750	3,115
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	3,500	3,929
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26	2,500	2,858

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C, 0.000%, 6–1–33 (B)	$ 4,000	$ 5,305
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	2,250	2,508
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010 B-2, 5.750%, 12–1–28	8,500	10,000
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12–15–31	2,600	2,939
Philadelphia, PA, Arpt Rev Bonds, Ser 2010D, 5.250%, 6–15–22	5,000	5,660
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12–15–24	10,750	11,703
Sch Dist of Philadelphia, GO Bonds, Ser 2015A:		
5.000%, 9–1–34	1,615	1,793
5.000%, 9–1–35	1,000	1,107
		54,354
Puerto Rico – 0.1%		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 5.000%, 7–1–28	1,000	1,031
Rhode Island – 0.5%		
RI Hlth and Edu Bldg Corp., Hosp Fin Rev Bonds, Lifespan Oblig Group Issue, Ser 2009A, 6.250%, 5–15–30	1,590	1,809
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18	2,125	2,221
		4,030
South Carolina – 1.1%		
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4–1–42	4,015	4,773
SC Pub Svc Auth, Tax-Exempt Rfdg and Impvt Rev Oblig, Ser 2015A, 5.000%, 12–1–31	4,300	5,215
		9,988
Tennessee – 0.8%		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2011A-1:		
5.750%, 7–1–19	2,220	2,488
5.750%, 7–1–20	1,330	1,539
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7–1–38	2,500	2,885
		6,912

MUNICIPAL BONDS (Continued)	Principal	Value
Texas – 10.8%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.500%, 8–15–27	$ 2,000	$ 2,117
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	3,250	3,864
Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45	1,000	1,139
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	2,500	2,974
Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12–1–34	2,000	2,069
Dallas Independent Sch Dist (Dallas Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008, 6.375%, 2–15–34	2,500	2,688
Frisco Independent Sch Dist (Collin and Denton Cnty, TX), Unlimited Tax Sch Bldg Bonds, Ser 2008A, 6.000%, 8–15–38	2,500	2,744
Harris Cnty Hlth Fac Dev Corp., Hosp Rev Rfdg Bonds (Mem Hermann Hlthcare Sys), Ser 2008B, 7.000%, 12–1–27	2,500	2,829
Harris Cnty Hlth Fac Dev Corp., Thermal Util Rev Bonds (Teco Proj), Ser 2008, 5.000%, 11–15–26	2,500	2,704
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 5.750%, 2–15–28	1,000	1,034
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A, 6.250%, 5–15–28	2,500	2,717
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 5.625%, 12–1–17	3,805	3,910
North Harris Cnty Rgnl Water Auth, Sr Lien Rev and Rfdg Bonds, Ser 2016, 4.000%, 12–15–35	3,090	3,417
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (B)	24,000	16,419
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A, 6.500%, 8–15–39	1,000	1,046
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37	3,000	3,064

SCHEDULE OF INVESTMENTS

MUNICIPAL BOND FUND *(in thousands)*

SEPTEMBER 30, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Tarrant Cnty, TX, Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty Proj), Ser 2015A, 5.250%, 11–15–35	$ 500	$ 554
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	1,500	1,598
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–16	2,000	2,017
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	2,000	2,352
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–33	2,250	2,736
7.000%, 6–30–40	5,000	5,981
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	2,500	2,930
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011, 6.750%, 5–1–26	3,740	4,331
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC), 0.000%, 8–15–26 (B)	24,500	19,977
		97,311
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 6.750%, 10–1–37	1,000	1,039
Virginia – 0.5%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	2,500	2,812
Isle of Wight Cnty, VA, GO Pub Impvt Bonds, Ser 2008B, 6.000%, 7–1–27	1,605	1,789
		4,601
Washington – 1.0%		
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 3–1–35	1,700	2,021
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 7.000%, 7–1–39	1,000	1,166
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.125%, 3–1–29	2,500	2,861

MUNICIPAL BONDS (Continued)	Principal	Value
Washington (Continued)		
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	$ 2,910	$ 3,017
		9,065
Wisconsin – 1.0%		
WI Gen Fund Annual Appropriation Bonds, Ser 2009A, 5.750%, 5–1–33	1,000	1,117
WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A, 5.625%, 4–15–39	1,500	1,677
WI Hlth and Edu Fac Auth, Rev Bonds (Med College of WI, Inc.), Ser 2016, 5.000%, 12–1–41	3,250	3,900
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	2,000	2,270
		8,964
Wyoming – 0.1%		
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–28	1,000	1,054
TOTAL MUNICIPAL BONDS – 85.9%		$771,585
(Cost: $679,073)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (C) – 1.1%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 0.650%, 12–21–16	6,000	5,991
Clorox Co. (The), 0.770%, 10–13–16	2,500	2,499
Sysco Corp., 0.560%, 10–3–16	1,794	1,794
		10,284
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.600%, 10–5–16 (D)	689	689
Municipal Obligations – 11.8%		
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron USA, Inc. Proj), Ser 2010C (GTD by Chevron Corp.), 0.750%, 10–1–16 (D)	2,100	2,100
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank N.A.), 0.830%, 10–7–16 (D)	2,000	2,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2005 (GTD by U.S. Bank N.A.), 0.850%, 10–7–16 (D)	$ 3,800	$ 3,800
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.), 0.850%, 10–7–16 (D)	3,500	3,500
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hlthcare Org (GTD by JPMorgan Chase Bank N.A.), 0.870%, 10–7–16 (D)	185	185
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank N.A.), 0.860%, 10–7–16 (D)	1,325	1,325
Greenville Hosp Sys Board of Trustees, Hosp Rfdg Rev Bonds, Ser 2008B (GTD by U.S. Bank N.A.), 0.840%, 10–7–16 (D)	2,500	2,500
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.850%, 10–7–16 (D)	2,500	2,500
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2014C-C (GTD by U.S. Bank N.A.), 0.850%, 10–1–16 (D)	5,500	5,500
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.840%, 10–7–16 (D)	1,500	1,500
MN Office of Higher Edu, Adj Rate Supplemental Student Loan Prog Rev Bonds, Ser 2008B (Tax-Exempt), (GTD by U.S. Bank N.A.), 0.860%, 10–7–16 (D)	3,800	3,800
MS Business Fin Corp., Gulf Opp Zone Indl Dev Rev Bonds (Chevron USA, Inc. Proj), Ser 2007D (GTD by Chevron Corp.), 0.830%, 10–1–16 (D)	15,000	15,000
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.), 0.770%, 10–7–16	3,500	3,500
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.870%, 10–7–16 (D)	6,300	6,300

SEPTEMBER 30, 2016
MUNICIPAL BOND FUND *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012A (GTD by Bank of America N.A.), 0.840%, 10–7–16 (D)	$3,000	$3,000
NY State Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2013A-2 (GTD by Bank of America N.A.), 0.840%, 10–7–16 (D)	9,200	9,200
NYC GO Bonds, Fiscal 2008 Ser L-4 (GTD by U.S. Bank N.A.), 0.880%, 10–1–16 (D)	2,000	2,000
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.850%, 10–1–16 (D)	1,545	1,545
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank N.A.), 0.810%, 10–7–16 (D)	$ 5,049	$ 5,049
The Regents of the Univ of CA, Gen Rev Bonds, Ser AL, 0.850%, 10–7–16 (D)	20,400	20,400
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011G (GTD by Bank of Nova Scotia), 0.840%, 10–7–16 (D)	4,000	4,000
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.), 0.910%, 10–1–16 (D)	$6,845	$ 6,845
		105,549
TOTAL SHORT-TERM SECURITIES – 13.0%		$116,522
(Cost: $116,518)		
TOTAL INVESTMENT SECURITIES – 98.9%		$888,107
(Cost: $795,591)		
CASH AND OTHER ASSETS, NET OF LIABILITIES(E) – 1.1%		10,016
NET ASSETS – 100.0%		$898,123

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016.

(B)Zero coupon bond.

(C)Rate shown is the yield to maturity at September 30, 2016.

(D)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016. Date shown represents the date that the variable rate resets.

(E)Cash of $441 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at September 30, 2016 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
U.S. Treasury Long Bond	Short	12–30–16	107	$(17,993)	$282

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$771,585	$ —
Short-Term Securities	—	116,522	—
Total	$ —	$888,107	$ —
Futures Contracts	$ 282	$ —	$ —

During the year ended September 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Michael J. Walls

Below, Michael J. Walls, portfolio manager of the Waddell & Reed Advisors Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2016. He has managed the Fund for since 2008 and has 18 years of industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2016

Municipal High Income Fund (Class A shares at net asset value)	5.81%
Municipal High Income Fund (Class A shares including sales charges)	1.27%
Benchmark(s) and/or Lipper Category	
Bloomberg Barclays Municipal High Yield Index (generally reflects the performance of securities representing the high-yield municipal bond market)	11.32%
Lipper High Yield Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	8.67%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The underperformance of the Ivy Municipal High Yield Fund versus the Barclay's High Yield Index can be traced to two investment decisions by portfolio management. One decision was an incorrect duration positioning and the other a credit issue. First, as the municipal market rallied during the past year, the fund underperformed as it was short duration versus the benchmark. The fund also had a distressed investment which negatively affected pricing during the first quarter of 2016. While the fund used derivatives during the reporting period, they had minimal impact on the performance of the Fund.

The municipal market remained full speed ahead for the fiscal year ending September, 30, 2016. Fund inflows continued to be positive and with concerns over global growth and geopolitical risks, bond prices continued to rally. These fund inflows, as well as the continued lack of supply, resulted in the high-yield municipal bond market being once again one of the top performing asset classes.

Duration and credit management

In general, funds with longer durations outperformed shorter duration funds excluding any potential price movements based on credit issues. Waddell & Reed Advisors Municipal High Income Fund had a modified adjusted duration of approximately 4.508 years versus the Barclay's High Yield TR Index, which weighted in at 8.41 years. This was a negative driver in the fund's underperformance. However, we feel a shorter duration was and continues to be warranted, as rates are at historic lows and spreads are at very tight levels. The fund should benefit over the long term assuming the Federal Reserve Bank moves to raise rates as we expect. While our primary goal for the fund is high levels of tax exempt income we also want to protect investor's downside risk should rates rise.

While duration management is important for any asset class, credit selection is paramount when investing in a high-yield municipal bond fund. With that being said, the fund has one particular investment which was negatively impacted by credit issues in the first quarter of 2016; it is important to note that while this security has negatively affected performance, we believe issuer we will be able to work through its issues and should be able to recapture the past negative price action.

Looking ahead

With another strong year behind this asset class, we have become less constructive on the high yield municipal space. We believe new issues are coming to market fully priced and offer very little in the way of security provisions in the form of covenants for the investor. We will continue to participate selectively in the new issue market; however, attractive deals are difficult to find. That being said, even with our concern over new issue spreads and weak covenants, we believe near-term demand for municipal bonds should cause continued positive performance with the expectation of higher taxes. While we expect additional headwinds for this asset class, we continue to believe municipals will provide high-net-worth investors with attractive levels of income over the long term.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

(UNAUDITED)

Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). Investments in municipal instruments can be volatile and significantly affected by adverse tax rulings, legislative or political changes, market and economic conditions, issuer, industry-specific (including the credit quality of municipal issuers) and other conditions.

The Fund may from time to time utilize futures contracts and similar derivative instruments designed for hedging purposes and/or to take a directional position on interest rates. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index(indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Waddell & Reed Advisors Municipal High Income Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2016 (UNAUDITED)

Asset Allocation

Bonds	**96.2%**
Municipal Bonds	96.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.8%

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	148/159	93
3 Year	114/131	87
5 Year	91/111	82
10 Year	17/73	23

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**34.4%**
AAA	0.7%
AA	1.3%
A	8.9%
BBB	23.5%
Non-Investment Grade	**61.8%**
BB	7.0%
B	6.7%
CCC	0.9%
Below CCC	3.0%
Non-rated	44.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.8%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT MUNICIPAL HIGH INCOME FUND



Municipal High Income Fund, Class A Shares[1]	$15,375
Bloomberg Barclays Municipal High Yield Index	$16,119

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class Y
1-year period ended 9-30-16	1.27%	0.80%	4.93%	—
5-year period ended 9-30-16	4.82%	4.55%	4.86%	—
10-year period ended 9-30-16	4.40%	4.09%	3.97%	—
Since Inception of Class through 9-30-16[5]	—	—	—	1.42%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.*

(5)*6-10-16 for Class Y shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2016

MUNICIPAL BONDS	Principal	Value
Alabama – 1.4%		
Butler Cnty Indl Dev Auth, Envirnmt Impvt Rev Bonds, Ser 2008A, 7.000%, 9–1–32	$ 1,000	$ 1,086
Jefferson Cnty, AL, Swr Rev Bonds, Ser 2013–D, 6.500%, 10–1–53	2,970	3,744
Lower AL Gas Dist, Gas Proj Rev Bonds, Ser 2016A, 5.000%, 9–1–46	6,000	7,944
		12,774
Alaska – 0.8%		
Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6–1–46	6,955	6,891
American Samoa – 0.6%		
American Samoa Econ Dev Auth, Gen Rev and Rfdg Bonds, Ser 2015A, 6.625%, 9–1–35	5,000	5,192
Arizona – 2.6%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 0.981%, 1–1–37 (A)	10,000	9,235
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison LLC Expansion Proj), Ser 2008, 8.000%, 5–1–25	8,000	8,050
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12–1–32	1,430	1,579
6.250%, 12–1–46	1,500	1,657
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42	2,000	2,341
		22,862
California – 8.0%		
CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2016A, 5.000%, 7–1–46	1,670	1,804
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	4,000	4,902
CA Statewide Cmnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2016A, 5.250%, 12–1–56	2,500	2,875
CA Statewide Cmnty Dev Auth, Rev Bonds (Methodist Hosp of Southn CA Proj), Ser 2009 (Insured by FHA), 6.625%, 8–1–29	2,225	2,582

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	$2,995	$ 3,333
6.350%, 7–1–46	1,705	1,911
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29	1,500	1,733
CA Statewide Cmnty Dev Auth, Student Hsng Rfdg Rev Bonds (Univ of CA, Irvine East Campus Apt, CHF-Irvine LLC), Ser 2016, 5.000%, 5–15–40	1,500	1,792
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9–15–40	5,000	5,848
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1 Sr Current Interest Bonds, 5.750%, 6–1–47	5,000	5,076
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47	7,000	7,001
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A, 5.000%, 6–1–35	6,265	7,533
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.625%, 11–1–29	2,000	2,294
6.750%, 11–1–39	900	1,033
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	2,500	2,977
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8–1–28	1,000	1,043
8.000%, 8–1–38	1,400	1,461
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011, 7.500%, 12–1–41	4,000	4,930
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42	1,000	1,163
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6–1–37	5,500	5,500
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser A-1, 5.125%, 6–1–46	4,000	4,000
		70,791

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado – 6.5%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2006, 5.250%, 10–1–40	$2,000	$ 2,005
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40	4,750	4,960
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008B, 8.000%, 12–1–38	1,125	1,272
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	2,700	3,075
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	4,000	4,511
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	5,975	6,580
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty-Clermont Park Proj), Ser 2006A, 5.750%, 1–1–37	3,000	3,037
CO Hlth Fac Auth, Rev Bonds (CO Sr Residences Proj), Ser 2012, 7.000%, 6–1–42 (B)	3,665	2,947
CO Hlth Fac Auth, Rev Rfdg Bonds (Christian Living Cmnty Proj), Ser 2012, 5.250%, 1–1–37	1,000	1,072
Green Gables Metro Dist No. 1, Ltd. Tax GO Bonds, Ser 2016A, 5.300%, 12–1–46	1,250	1,279
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	4,000	4,247
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd. Tax GO Bonds, Ser 2007, 5.500%, 12–15–37	7,300	7,389
Pub Auth for CO Enrg, Natural Gas Purchase Rev Bonds, Ser 2008, 6.500%, 11–15–38	3,000	4,354
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	3,000	3,520
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd. Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	3,943	3,973
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd. Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	3,082	3,111
		57,332

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Connecticut – 0.8%		
CT Hlth and Edu Fac Auth, Hlthcare Fac Expansion Rev Bonds (Church Home of Hartford, Inc. Proj), Ser 2016A, 5.000%, 9–1–53	$1,600	$ 1,748
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	4,500	5,277
		7,025
Florida – 2.5%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	2,250	2,475
6.750%, 11–1–39	2,390	2,643
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 6–15–32	2,600	2,869
6.000%, 9–15–40	6,000	6,321
6.125%, 6–15–43	1,000	1,105
FL Dev Fin Corp., Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10–1–38	1,965	2,102
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47	3,835	4,343
		21,858
Georgia – 1.7%		
Cobb Cnty, GA, Dev Auth Sr Living Rfdg Rev Bonds (Provident Vlg Creekside Proj), Ser 2016A, 6.000%, 7–1–51 (C)	2,000	1,973
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	2,000	2,281
Greene Cnty Dev Auth, GA, First Mtg Rev Bonds (Glen-I LLC Proj), Ser 2015A, 7.250%, 1–1–46	6,000	6,286
Savannah Econ Dev Auth, Rfdg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2013, 7.250%, 1–1–49	4,000	4,707
		15,247
Guam – 0.4%		
Govt of GU, GO Bonds, Ser 2009A, 7.000%, 11–15–39	2,700	3,200
Hawaii – 0.3%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11–15–29	400	483
9.000%, 11–15–44	2,000	2,415
		2,898
Illinois – 8.9%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A, 5.700%, 5–1–36	$2,500	$2,528
Chicago Multi-Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12–1–43	3,000	2,857
Cook Cnty, IL, Recovery Zone Fac Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.500%, 10–15–40	4,500	4,740
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	850	890
IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.750%, 5–15–46	2,500	2,717
IL Fin Auth, Multi-Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, 6.500%, 12–1–32	4,660	4,999
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A:		
8.000%, 5–15–40	5,000	5,795
8.000%, 5–15–46	8,000	9,251
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009A, 7.250%, 11–1–38	2,565	2,903
IL Fin Auth, Rev Bonds (Rush Univ Med Ctr Oblig Group), Ser 2009C, 6.625%, 11–1–39	3,000	3,438
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	5,000	5,862
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	3,500	3,603
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32	2,000	2,056
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22	3,455	3,810
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	490	517
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3–1–23	2,480	2,586
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12–1–36	2,675	2,586
Vlg of Bridgeview, Cook Cnty, IL, GO Bonds, Ser 2015A, 5.625%, 12–1–41	4,000	4,296
Illinois (Continued)		
Vlg of Bridgeview, Cook Cnty, IL, GO Rfdg Bonds, Ser 2014A, 5.500%, 12–1–43	$5,000	$ 5,149
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (D)	7,385	5,130
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36	2,375	2,622
		78,335
Indiana – 2.9%		
City of Carmel, IN, Rev Bonds, Ser 2012A, 7.125%, 11–15–47	6,250	7,094
Hammond, IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	255	256
IN Fin Auth, Midwestn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6–1–39	6,335	6,826
Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	2,000	2,201
Terre Haute, IN, Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8–1–39	1,000	1,035
Westfield Redev Dist, Tax Incr Rev Bonds of 2009, 6.500%, 2–1–30	2,000	2,236
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	3,685	3,926
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32	665	734
Whiting, IN, Redev Dist Tax Incr Rev Bonds, Ser 2016, 4.000%, 1–15–32	1,000	993
		25,301
Iowa – 0.8%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37	4,500	4,800
IA Fin Auth, Rev and Rfdg Bonds (Childserve Proj), Ser 2015B, 5.000%, 6–1–36	2,425	2,530
		7,330
Kansas – 1.9%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	3,000	3,146

SCHEDULE OF INVESTMENTS — MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2008A, 6.750%, 9–1–30	$2,920	$3,014
Kansas City, Wyandotte Cnty, KS, Unif Govt Spl Oblig Rev Sales Tax Bonds (Vacation Vlg Proj), Ser 2015A, 5.750%, 9–1–32	3,000	3,108
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	3,500	3,778
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A, 6.000%, 11–15–38	2,500	2,504
Olathe, KS, Trans Dev Dist Sales Tax Rev Bonds (The Olathe Gateway TDD No. 1a Proj), Ser 2006:		
5.000%, 12–1–16 (B)	68	26
5.000%, 12–1–28 (B)	95	37
Wilson Cnty, KS, Hosp Rev Bonds, Ser 2006, 6.200%, 9–1–26	1,000	1,109
		16,722
Kentucky – 1.0%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	5,500	6,287
6.500%, 3–1–45	2,500	2,865
		9,152
Louisiana – 2.4%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev Bonds (Shreveport Arpt Cargo Fac Proj), Ser 2008C, 7.000%, 1–1–33	1,000	1,129
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev and Rfdg Bonds (CDF Hlthcare of LA LLC Proj), Ser 2015A, 5.625%, 6–1–45	3,000	3,160
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7–1–39 (B)	11,000	6,337
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj – Phase IIA), Ser 2014A, 8.375%, 7–1–39 (B)	6,000	3,459
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2015, 7.750%, 7–1–39 (B)	3,000	1,730
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	4,600	5,087
		20,902

MUNICIPAL BONDS (Continued)	Principal	Value
Maryland – 0.4%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	$1,250	$1,393
MD Econ Dev Corp., Port Fac Rfdg Rev Bonds (CNX Marine Terminals, Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25	2,000	2,037
		3,430
Massachusetts – 1.7%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 7.000%, 7–1–42	4,000	4,556
MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 1.484%, 1–1–31 (A)	11,500	10,120
		14,676
Michigan – 3.0%		
MI Fin Auth, Hosp Rev and Rfdg Bonds (Presbyterian Vlg of MI), Ser 2015, 5.250%, 11–15–35	2,340	2,488
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10–1–31	1,000	1,027
7.450%, 10–1–41	1,000	1,031
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A:		
5.900%, 12–1–30	2,000	2,054
6.500%, 12–1–40	3,000	3,128
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45 (B)	9,815	5,888
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6–1–42	7,600	7,821
The Econ Dev Corp. of Dearborn, MI, Ltd. Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008:		
6.000%, 11–15–18	885	907
7.000%, 11–15–38	2,400	2,451
		26,795
Missouri – 5.8%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28	2,075	2,178
Arnold, MO, Sales Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009B, 8.000%, 5–1–28	2,045	2,151

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Ballwin, MO, Tax Incr Rfdg and Impvt Rev Bonds (Ballwin Town Ctr Redev Proj), Ser 2002A, 6.250%, 10–1–17	$1,700	$1,634
Blue Springs, MO, Spl Oblig Tax Incr and Spl Dist Rfdg and Impvt Bonds (Adams Farm Proj), Ser 2015A, 5.250%, 6–1–39	5,000	5,183
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12–1–31	675	551
6.125%, 12–1–36	675	543
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.400%, 10–1–26	760	742
5.500%, 10–1–31	1,500	1,433
5.550%, 10–1–36	400	374
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A, 6.500%, 10–1–30	1,500	1,665
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	1,770	1,753
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
0.000%, 4–1–55 (D)	3,302	490
5.750%, 4–1–55	2,391	2,342
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	2,845	2,982
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2005A, 6.000%, 6–1–20	720	778
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	3,500	3,642
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7–15–36 (D)	1,500	754
0.000%, 7–15–37 (D)	2,500	1,212
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, 5.750%, 4–1–27 (B)	1,250	381
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	1,260	1,294
The Indl Dev Auth of Branson, MO, Tax Incr Rev Bonds (Branson Shoppes Redev Proj), Ser 2006A, 5.950%, 11–1–29	2,525	2,529

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12–1–28(B)	$1,000	$ 210
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	3,550	3,559
6.500%, 1–1–35	3,000	3,006
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3–1–29 (B)	1,185	732
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	2,845	3,057
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	6,000	6,011
		51,186
Nebraska – 1.3%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9–1–37	8,000	9,260
5.000%, 9–1–42	2,000	2,275
		11,535
Nevada – 1.4%		
Director of the State of NV, Dept of Business and Industry Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2015A, 5.125%, 12–15–45	2,515	2,614
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	5,000	5,925
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	3,000	3,456
		11,995
New Jersey – 1.8%		
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 5.125%, 9–15–23	2,000	2,249
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12–1–32	2,500	2,928
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2007-1A:		
5.000%, 6–1–29	1,300	1,311
5.000%, 6–1–41	9,730	9,472
		15,960

MUNICIPAL BONDS (Continued)	Principal	Value
New Mexico – 0.2%		
NM Hosp Equip Loan Council, Hosp Impvt and Rfdg Rev Bonds (Gerald Champion Rgnl Med Ctr Proj), Ser 2012A, 5.500%, 7–1–42	$ 2,000	$ 2,229
New York – 4.8%		
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A2, 6.500%, 1–1–32	1,125	1,140
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, 6.700%, 1–1–49	3,750	3,766
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, 6.700%, 1–1–49	726	730
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, 5.500%, 7–1–20	1,256	1,263
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, 2.000%, 1–1–49	2,621	328
Nassau Cnty Tob Stlmnt Corp., Tob Stlmnt Asset-Bkd Bonds, Ser 2006A-3 Sr Current Int Bonds, 5.125%, 6-1-46	3,000	2,968
NY Cntys Tob Trust VI, Tob Stlmt Pass-Through Bonds, Ser 2016A, 5.000%, 6–1–51	1,000	1,107
NY Liberty Dev Corp., Rev Bonds (3 World Trade Center Proj), Ser 2014, 5.000%, 11–15–44	15,000	17,323
NY Trans Dev Corp., Spl Fac Bonds (Laguardia Arpt Terminal B Redev Proj), Ser 2016A, 5.250%, 1–1–50	2,500	2,889
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1–1–46	6,015	6,185
TSASC, Inc., Tob Stlmt Asset-Bkd Bonds, Ser 2006-1, 5.000%, 6–1–34	5,000	5,006
		42,705
Ohio – 0.6%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	3,500	4,107

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio (Continued)		
Summit Cnty Port Auth, OH (Cleveland – Flats East Dev Proj), Ser 2010B, 6.875%, 5–15–40	$ 1,215	$ 1,366
		5,473
Oklahoma – 0.7%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	2,000	2,004
6.000%, 11–15–38	4,550	4,554
		6,558
Oregon – 1.2%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38	4,000	4,657
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30	5,000	5,824
		10,481
Pennsylvania – 3.4%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	3,000	3,512
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 5.250%, 1–1–41	3,000	3,204
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	6,540	6,590
Delaware Cnty Indl Dev Auth, PA, Rfdg Rev Bonds (Covanta Proj), Ser 2015A, 5.000%, 7–1–43	5,000	5,176
PA Econ Dev Fin Auth, Exempt Fac Rev Rfdg Bonds (PPL Enrg Supply LLC Proj), Ser 2009A, 6.400%, 12–1–38	4,000	4,287
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 0.000%, 12–1–38 (D)	3,000	3,761
Scranton-Lackawanna Hlth and Welfare Auth, Univ Rev Bonds (Marywood Univ Proj), Ser 2016, 5.000%, 6–1–46	2,000	2,143
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992:		
7.300%, 7–1–12 (B)	1,850	458
7.350%, 7–1–22 (B)	3,400	841
		29,972

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND (in thousands)

SEPTEMBER 30, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Puerto Rico – 2.8%		
Cmnwlth of PR, GO Bonds of 2014, Ser A, 8.000%, 7–1–35 (B)	$ 5,000	$ 3,275
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7–1–28 (B)	2,000	1,254
5.500%, 7–1–39 (B)	3,750	2,381
PR Aqueduct and Sewer Auth, Rev Bonds, Ser 2012A (Sr Lien), 5.750%, 7–1–37	1,000	774
PR Elec Power Auth, Power Rev Bonds, Ser 2013A, 7.000%, 7–1–43	13,000	8,837
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	5,000	2,693
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, First Sub Ser 2010A:		
5.375%, 8–1–39	5,000	2,632
5.500%, 8–1–42	1,000	529
PR Sales Tax Fin Corp., Sales Tax Rev Bonds, Ser 2011C, 5.250%, 8–1–40	3,000	2,257
		24,632
Rhode Island – 0.6%		
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015B, 5.000%, 6–1–50	5,000	5,295
South Carolina – 0.7%		
SC Jobs-Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4–1–42	5,000	5,943
Tennessee – 0.1%		
Metro Nashville Arpt Auth, Arpt Impvt Rev Bonds, Ser 2015A, 5.000%, 7–1–40	1,000	1,197
Texas – 14.9%		
Arlington, TX, Higher Edu Fin Corp., Edu Rev Bonds (Wayside Sch), Ser 2016A, 4.625%, 8–15–46	1,250	1,271
Arlington, TX, Higher Edu Fin Corp., Rev Bonds (Newman Intl Academy), Ser 2016A, 5.375%, 8–15–36	4,585	4,669
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	1,750	2,080
Cass Cnty Indl Dev Corp., Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	3,500	4,163
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (D)	2,000	994
0.000%, 1–1–40 (D)	1,500	634

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Cent TX Rgnl Mobility Auth, Sr Lien Rev Rfdg Bonds, Ser 2016, 5.000%, 1–1–46	$ 2,000	$2,332
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11–1–45	5,500	6,096
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013B, 5.000%, 11–1–44	5,000	5,858
Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4–1–53	10,000	11,521
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A, 9.000%, 9–1–38	2,865	3,138
Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	4,500	4,874
HFDC of Cent TX, Inc., Ret Fac Rev Bonds (The Vlg at Gleannloch Farms, Inc. Proj), Ser 2006A, 5.500%, 2–15–27	1,500	1,526
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–38	1,600	1,656
La Vernia Higher Edu Fin Corp. (KIPP, Inc.), Ser 2009A, 6.375%, 8–15–44	2,000	2,304
La Vernia Higher Edu Fin Corp. (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38	5,070	5,615
Mission Econ Dev Corp., Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff LLC Proj), Ser 2011, 6.875%, 12–1–24	2,000	2,063
North TX Twy Auth, Sys First Tier Rev Rfdg Bonds, Ser 2016A, 5.000%, 1–1–39	2,000	2,380
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	900	1,002
6.500%, 8–15–39	1,800	2,064
Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, 8.000%, 7–1–38	5,000	4,350
Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A:		
7.300%, 6–1–29	425	483
7.750%, 6–1–39	1,200	1,415
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.750%, 11–15–37	6,000	6,127

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.125%, 11–15–39	$ 750	$ 640
8.250%, 11–15–44	7,000	5,972
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckingham Sr Living Cmnty Proj), Ser 2015B-1, 4.500%, 11–15–21	4,000	4,034
Tarrant Cnty Cultural Edu Fac Fin Corp. Ret Fac Rev Bonds (Air Force Vig Oblig Group Proj), Ser 2016, 5.000%, 5–15–45 (C)	2,650	2,905
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–32	1,000	1,134
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	9,750	11,467
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	1,500	1,822
7.000%, 6–30–40	6,000	7,178
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	5,400	6,330
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40	3,000	3,612
TX Trans Comsn, Cent TX Tpk Sys First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8–15–41	6,445	7,423
		131,132
Utah – 0.2%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A, 5.500%, 6–1–37	2,000	2,154
Virgin Islands – 0.4%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A:		
6.625%, 10–1–29	1,500	1,553
6.750%, 10–1–37	2,000	2,079
		3,632
Virginia – 4.0%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A:		
6.000%, 6–1–43	3,911	3,908
2.000%, 10–1–48	1,265	59

MUNICIPAL HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2016

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia (Continued)		
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	$ 4,710	$ 5,347
Lexington, VA, Indl Dev Auth, Residential Care Fac Rfdg Rev Bonds (Kendal at Lexington), Ser 2016, 4.000%, 1–1–37 (C)	800	849
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007:		
0.000%, 9–1–41 (D)	821	117
5.625%, 9–1–41	2,779	2,249
Marquis Cmnty Dev Auth (York Country, VA), Convertible Cap Apprec Rev Bonds, Ser 2015, 0.000%, 9–1–45 (D)	859	569
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 L.P.-Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26	1,800	1,802
VA Small Business Fin Auth, Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7–1–34	4,590	5,075
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1–1–37	2,000	2,393
5.500%, 1–1–42	11,000	12,713
		35,081
Washington – 0.7%		
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21	1,640	1,746
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38	4,100	4,716
		6,462
Wisconsin – 1.5%		
Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7–1–42	$4,500	$ 4,830
Pub Fin Auth, Edu Rev Bonds (NC Charter Edu Fndtn Proj), Ser 2016A, 5.000%, 6–15–36	4,000	4,043
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,000	1,184
6.125%, 6–1–39	1,000	1,184
WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6–15–45	2,000	2,094
		13,335
Wyoming – 0.5%		
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.500%, 1–1–38	4,000	4,214
TOTAL MUNICIPAL BONDS – 96.2%		**$849,884**
(Cost: $811,729)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.4%		
Toyota Motor Credit Corp., 0.600%, 10–5–16 (E)	3,460	3,460
Municipal Obligations – 2.0%		
CA GO Bonds, Ser 2004B6 (GTD by U.S. Bank N.A.), 0.840%, 10–7–16 (E)	1,000	1,000
Dev Auth of Monroe Cnty, Pollutn Ctl Rev Bonds (GA Power Co. Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Co.), 0.930%, 10–1–16 (E)	2,000	2,000
Lancaster Cnty, NE, Hosp Auth, Hosp Rev Rfdg Bonds (Bryan LGH Med Ctr), Ser 2008B-1 (GTD by U.S. Bank N.A.), 0.910%, 10–1–16 (E)	$ 2,370	$ 2,370
NY State Hsng Fin Agy, Maestro West Chelsea Hsng Rev Bonds, Ser 2015B (GTD by Wells Fargo Bank N.A.), 0.780%, 10–7–16 (E)	2,000	2,000
NYC GO Bonds, Fiscal 2008 Ser L-4 (GTD by U.S. Bank N.A.), 0.880%, 10–1–16 (E)	3,000	3,000
Port Arthur Nav Dist Indl Dev Corp., Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.850%, 10–1–16 (E)	2,000	2,000
Tuscaloosa Cnty Indl Dev Auth, Gulf Opp Zone Bonds (Hunt Refining Proj), Ser 2011I (GTD by Bank of Nova Scotia), 0.840%, 10–7–16 (E)	5,000	5,000
		17,370
TOTAL SHORT-TERM SECURITIES – 2.4%		**$ 20,830**
(Cost: $20,830)		
TOTAL INVESTMENT SECURITIES – 98.6%		**$ 870,714**
(Cost: $832,559)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (F) – 1.4%		**12,101**
NET ASSETS – 100.0%		**$882,815**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016.

(B)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C)Purchased on a when-issued basis with settlement subsequent to September 30, 2016.

(D)Zero coupon bond.

(E)Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016. Date shown represents the date that the variable rate resets.

(F)Cash of $635 has been pledged as collateral on open futures contracts.

SCHEDULE OF INVESTMENTS MUNICIPAL HIGH INCOME FUND *(in thousands)*

SEPTEMBER 30, 2016

The following futures contracts were outstanding at September 30, 2016 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Value	Unrealized Appreciation
U.S. Treasury Long Bond	Short	12–30–16	154	$(25,896)	$405

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$849,884	$ —
Short-Term Securities	—	20,830	—
Total	$ —	$ 870,714	$ —
Futures Contracts	$ 405	$ —	$ —

During the year ended September 30, 2016, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
FHA = Federal Housing Administration
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

AS OF SEPTEMBER 30, 2016

(In thousands, except per share amounts)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
ASSETS							
Investments in unaffiliated securities at value+	$ 1,260,166	$ 1,430,682	$584,250	$ 278,118	$ 2,034,602	$ 888,107	$ 870,714
Investments at Value	1,260,166	1,430,682	584,250	278,118	2,034,602	888,107	870,714
Cash	—*	2,740	97	90	3,036	1	3,423
Cash denominated in foreign currencies at value+	—	—	—	—	11	—	—
Restricted cash	—	—	—	—	10	441	635
Investment securities sold receivable	18,725	—	—	—	9,042	—	10
Dividends and interest receivable	10,166	664	7,126	1,160	40,501	9,835	14,315
Capital shares sold receivable	1,268	16,689	896	668	2,984	788	387
Receivable from affiliates	—	1,249	—	—	—	—	—
Unrealized appreciation on forward foreign currency contracts	—	—	67	—	70	—	—
Variation margin receivable	—	—	—	—	—	157	226
Prepaid and other assets	79	103	58	52	135	83	195
Total Assets	1,290,404	1,452,127	592,494	280,088	2,090,391	899,412	889,905
LIABILITIES							
Investment securities purchased payable	3,998	—	—	—	11,187	—	5,717
Capital shares redeemed payable	1,575	46,434	773	554	2,928	992	845
Distributions payable	—	31	—	33	1,191	—	289
Independent Trustees and Chief Compliance Officer fees payable	210	109	98	72	247	162	117
Distribution and service fees payable	4	—*	2	1	9	4	5
Shareholder servicing payable	243	489	135	58	320	87	71
Investment management fee payable	16	15	10	3	32	12	12
Accounting services fee payable	22	22	13	8	22	18	18
Other liabilities	31	43	21	10	42	14	16
Total Liabilities	6,099	47,143	1,052	739	15,978	1,289	7,090
Total Net Assets	$1,284,305	$ 1,404,984	$ 591,442	$279,349	$ 2,074,413	$ 898,123	$ 882,815
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 1,218,998	$ 1,405,126	$649,255	$275,605	$ 2,312,094	$ 814,579	$ 870,147
Undistributed net investment income	2,999	—	1,389	—*	(1,372)	2,633	2,242
Accumulated net realized gain (loss)	20,555	(142)	(32,353)	(2,500)	(148,067)	(11,887)	(28,134)
Net unrealized appreciation (depreciation)	41,753	—	(26,849)	6,244	(88,242)	92,798	38,560
Total Net Assets	$1,284,305	$ 1,404,984	$ 591,442	$279,349	$ 2,074,413	$ 898,123	$ 882,815
CAPITAL SHARES OUTSTANDING:							
Class A	79,728	1,400,758	76,188	21,045	179,146	74,917	142,745
Class B	382	1,205	340	192	703	88	148
Class C	1,605	3,163	1,544	632	5,122	1,998	4,998
Class Y	115,520	N/A	82,500	28,032	128,368	39,815	29,981
NET ASSET VALUE PER SHARE:							
Class A	$6.51	$1.00	$3.68	$5.60	$6.62	$7.69	$4.96
Class B	$6.51	$1.00	$3.68	$5.60	$6.62	$7.68	$4.96
Class C	$6.50	$1.00	$3.68	$5.60	$6.62	$7.68	$4.96
Class Y	$6.51	N/A	$3.68	$5.60	$6.62	$7.69	$4.96
+COST							
Investments in unaffiliated securities at cost	$1,218,413	$1,430,682	$611,219	$271,874	$2,122,912	$795,591	$832,559
Cash denominated in foreign currencies at cost	—	—	—	—	10	—	—

* Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

WADDELL & REED ADVISORS FUNDS

FOR THE YEAR ENDED SEPTEMBER 30, 2016

(In thousands)	Bond Fund	Cash Management	Global Bond Fund	Government Securities Fund	High Income Fund	Municipal Bond Fund	Municipal High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ —	$ 2,341	$ —	$ 1,560	$ —	$ —
Foreign dividend withholding tax	—	—	(35)	—	—	—	—
Interest and amortization from unaffiliated securities	36,759	7,128	25,269	5,588	167,471	32,689	46,547
Total Investment Income	36,759	7,128	27,575	5,588	169,031	32,689	46,547
EXPENSES							
Investment management fee	5,789	5,666	3,937	1,325	11,362	4,598	4,472
Distribution and service fees:							
Class A	2,552	—	1,271	544	3,829	1,995	2,015
Class B	27	12	16	11	51	8	9
Class C	100	42	62	36	331	148	241
Shareholder servicing:							
Class A	2,124	4,608	1,430	492	2,698	613	598
Class B	21	3	14	7	32	2	2
Class C	33	7	23	12	76	26	37
Class Y	307	N/A	191	67	658	125	62
Registration fees	96	219	77	83	110	83	77
Custodian fees	22	20	25	11	21	16	17
Independent Trustees and Chief Compliance Officer fees	51	66	29	9	90	37	38
Accounting services fee	260	256	163	94	260	218	215
Professional fees	77	100	51	26	125	29	8
Other	90	165	52	27	132	47	51
Total Expenses	11,549	11,164	7,341	2,744	19,775	7,945	7,842
Less:							
Expenses in excess of limit	(133)	(4,320)	(175)	(145)	(250)	(304)	(224)
Total Net Expenses	11,416	6,844	7,166	2,599	19,525	7,641	7,618
Net Investment Income	25,343	284	20,409	2,989	149,506	25,048	38,929
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	23,374	185	(25,443)	1,429	(122,207)	590	(4,369)
Futures contracts	—	—	—	—	—	(192)	257
Swap agreements	—	—	—	—	(455)	—	—
Forward foreign currency contracts	—	—	942	—	36	—	—
Foreign currency exchange transactions	—	—	(249)	—	(2)	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	31,076	—	44,981	3,253	127,399	15,229	14,437
Futures contracts	—	—	—	—	—	282	475
Swap agreements	—	—	—	—	147	—	—
Forward foreign currency contracts	—	—	(17)	—	(62)	—	—
Foreign currency exchange transactions	—	—	202	—	2	—	—
Net Realized and Unrealized Gain	54,450	185	20,416	4,682	4,858	15,909	10,800
Net Increase in Net Assets Resulting from Operations	$79,793	$ 469	$40,825	$ 7,671	$154,364	$40,957	$49,729

See Accompanying Notes to Financial Statements.

(In thousands)	Bond Fund Year ended 9-30-16	Bond Fund Year ended 9-30-15	Cash Management Year ended 9-30-16	Cash Management Year ended 9-30-15	Global Bond Fund Year ended 9-30-16	Global Bond Fund Year ended 9-30-15
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 25,343	$ 25,461	$ 284	$ 258	$ 20,409	$ 26,508
Net realized gain (loss) on investments	23,374	22,021	185	76	(24,750)	(9,283)
Net change in unrealized appreciation (depreciation)	31,076	(28,227)	—	—	45,166	(73,285)
Net Increase (Decrease) in Net Assets Resulting from Operations	79,793	19,255	469	334	40,825	(56,060)
Distributions to Shareholders From:						
Net investment income:						
Class A	(20,764)	(28,041)	(283)	(257)	(9,955)	(22,697)
Class B	(18)	(39)	—*	—*	(9)	(48)
Class C	(113)	(140)	(1)	(1)	(63)	(216)
Class Y	(4,490)	(444)	N/A	N/A	(2,269)	(1,834)
Net realized gains:						
Class A	(12,487)	—	—	—	—	—
Class B	(31)	—	—	—	—	—
Class C	(98)	—	—	—	—	—
Class Y	(24)	—	N/A	N/A	—	—
Total Distributions to Shareholders	(38,025)	(28,664)	(284)	(258)	(12,296)	(24,795)
Capital Share Transactions	21,108	(47,950)	49,092	78,586	(140,384)	(68,968)
Net Increase (Decrease) in Net Assets	62,876	(57,359)	49,277	78,662	(111,855)	(149,823)
Net Assets, Beginning of Period	1,221,429	1,278,788	1,355,707	1,277,045	703,297	853,120
Net Assets, End of Period	$1,284,305	$1,221,429	$1,404,984	$1,355,707	$ 591,442	$703,297
Undistributed net investment income	$ 2,999	$ 974	$ —	$ —	$ 1,389	$ 3,177

* Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Government Securities Fund		High Income Fund	
	Year ended 9-30-16	Year ended 9-30-15	Year ended 9-30-16	Year ended 9-30-15
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 2,989	$ 2,920	$ 149,506	$ 154,778
Net realized gain (loss) on investments	1,429	1,570	(122,628)	(27,805)
Net change in unrealized appreciation (depreciation)	3,253	223	127,486	(227,080)
Net Increase (Decrease) in Net Assets Resulting from Operations	7,671	4,713	154,364	(100,107)
Distributions to Shareholders From:				
Net investment income:				
Class A	(2,958)	(3,630)	(113,561)	(129,291)
Class B	(2)	(4)	(311)	(409)
Class C	(16)	(32)	(2,183)	(2,632)
Class Y	(674)	(44)	(32,357)	(21,894)
Net realized gains:				
Class A	—	—	—	(37,342)
Class B	—	—	—	(158)
Class C	—	—	—	(906)
Class Y	—	—	—	(6,110)
Total Distributions to Shareholders	(3,650)	(3,710)	(148,412)	(198,742)
Capital Share Transactions	24,701	(8,176)	(54,967)	60,890
Net Increase (Decrease) in Net Assets	28,722	(7,173)	(49,015)	(237,959)
Net Assets, Beginning of Period	250,627	257,800	2,123,428	2,361,387
Net Assets, End of Period	$279,349	$250,627	$2,074,413	$2,123,428
Undistributed (distributions in excess of) net investment income	$ —*	$ —	$ (1,372)	$ (44)

* Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS WADDELL & REED ADVISORS FUNDS

(In thousands)	Municipal Bond Fund		Municipal High Income Fund	
	Year ended 9-30-16	Year ended 9-30-15	Year ended 9-30-16	Year ended 9-30-15
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 25,048	$ 24,429	$ 38,929	$ 36,776
Net realized gain (loss) on investments	398	(7,987)	(4,112)	(3,111)
Net change in unrealized appreciation (depreciation)	15,511	3,030	14,912	(2,812)
Net Increase in Net Assets Resulting from Operations	40,957	19,472	49,729	30,853
Distributions to Shareholders From:				
Net investment income:				
Class A	(22,028)	(23,664)	(35,714)	(35,495)
Class B	(13)	(16)	(30)	(38)
Class C	(276)	(277)	(867)	(862)
Class Y	(2,164)	N/A	(1,781)	N/A
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	N/A	—	N/A
Total Distributions to Shareholders	(24,481)	(23,957)	(38,392)	(36,395)
Capital Share Transactions	16,064	5,053	31,074	35,448
Net Increase in Net Assets	32,540	568	42,411	29,906
Net Assets, Beginning of Period	865,583	865,015	840,404	810,498
Net Assets, End of Period	$ 898,123	$ 865,583	$ 882,815	$ 840,404
Undistributed net investment income	$ 2,633	$ 2,066	$ 2,242	$ 1,705

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2016	$6.30	$ 0.13	$ 0.28	$ 0.41	$ (0.13)	$(0.07)	$(0.20)
Year ended 9-30-2015	6.34	0.13	(0.03)	0.10	(0.14)	—	(0.14)
Year ended 9-30-2014	6.33	0.16	0.03	0.19	(0.18)	—	(0.18)
Year ended 9-30-2013	6.67	0.15	(0.32)	(0.17)	(0.17)	—	(0.17)
Year ended 9-30-2012	6.46	0.18	0.23	0.41	(0.20)	—	(0.20)
Class B Shares[4]							
Year ended 9-30-2016	6.29	0.04	0.29	0.33	(0.04)	(0.07)	(0.11)
Year ended 9-30-2015	6.34	0.05	(0.04)	0.01	(0.06)	—	(0.06)
Year ended 9-30-2014	6.33	0.08	0.03	0.11	(0.10)	—	(0.10)
Year ended 9-30-2013	6.66	0.07	(0.31)	(0.24)	(0.09)	—	(0.09)
Year ended 9-30-2012	6.45	0.10	0.23	0.33	(0.12)	—	(0.12)
Class C Shares							
Year ended 9-30-2016	6.29	0.07	0.28	0.35	(0.07)	(0.07)	(0.14)
Year ended 9-30-2015	6.34	0.07	(0.03)	0.04	(0.09)	—	(0.09)
Year ended 9-30-2014	6.33	0.10	0.03	0.13	(0.12)	—	(0.12)
Year ended 9-30-2013	6.66	0.09	(0.31)	(0.22)	(0.11)	—	(0.11)
Year ended 9-30-2012	6.45	0.12	0.23	0.35	(0.14)	—	(0.14)
Class Y Shares							
Year ended 9-30-2016	6.30	0.15	0.28	0.43	(0.15)	(0.07)	(0.22)
Year ended 9-30-2015	6.35	0.15	(0.04)	0.11	(0.16)	—	(0.16)
Year ended 9-30-2014	6.34	0.18	0.03	0.21	(0.20)	—	(0.20)
Year ended 9-30-2013	6.67	0.17	(0.31)	(0.14)	(0.19)	—	(0.19)
Year ended 9-30-2012	6.46	0.20	0.23	0.43	(0.22)	—	(0.22)

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2016	$ 6.51	6.58%	$ 520	0.97%	2.03%	0.98%	2.02%	88%
Year ended 9-30-2015	6.30	1.66	1,206	0.95	2.02	0.96	2.01	58
Year ended 9-30-2014	6.34	3.03	1,239	0.96	2.58	0.97	2.57	18
Year ended 9-30-2013	6.33	-2.48	1,365	0.94	2.32	0.95	2.31	28
Year ended 9-30-2012	6.67	6.24	1,584	0.96	2.74	0.97	2.73	24
Class B Shares[4]								
Year ended 9-30-2016	6.51	5.31	2	2.31	0.68	—	—	88
Year ended 9-30-2015	6.29	0.21	3	2.26	0.73	—	—	58
Year ended 9-30-2014	6.34	1.70	4	2.25	1.30	—	—	18
Year ended 9-30-2013	6.33	-3.70	6	2.20	1.06	—	—	28
Year ended 9-30-2012	6.66	5.12	10	2.18	1.55	—	—	24
Class C Shares								
Year ended 9-30-2016	6.50	5.65	10	1.85	1.14	—	—	88
Year ended 9-30-2015	6.29	0.56	10	1.87	1.11	—	—	58
Year ended 9-30-2014	6.34	2.08	11	1.89	1.65	—	—	18
Year ended 9-30-2013	6.33	-3.35	14	1.84	1.42	—	—	28
Year ended 9-30-2012	6.66	5.44	20	1.85	1.85	—	—	24
Class Y Shares								
Year ended 9-30-2016	6.51	6.88	752	0.67	2.28	—	—	88
Year ended 9-30-2015	6.30	1.80	2	0.67	2.41	—	—	58
Year ended 9-30-2014	6.35	3.33	25	0.67	2.87	—	—	18
Year ended 9-30-2013	6.34	-2.19	15	0.65	2.59	—	—	28
Year ended 9-30-2012	6.67	6.73	35	0.66	3.07	—	—	24

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

CASH MANAGEMENT

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2016	$1.00	$0.00*	$0.00*	$0.00*	$—*	$—	$—*
Year ended 9-30-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class B Shares[4]							
Year ended 9-30-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class C Shares[4]							
Year ended 9-30-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2014	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2013	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 9-30-2012	1.00	0.00*	0.00*	0.00*	—*	—	—*

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Year ended 9-30-2016	$1.00	0.02%	$ 1,401	0.49%	0.02%	0.79%	-0.28%
Year ended 9-30-2015	1.00	0.02	1,350	0.19	0.02	0.80	-0.59
Year ended 9-30-2014	1.00	0.02	1,271	0.17	0.02	0.79	-0.60
Year ended 9-30-2013	1.00	0.02	1,290	0.25	0.02	0.82	-0.55
Year ended 9-30-2012	1.00	0.02	1,060	0.32	0.02	0.83	-0.49
Class B Shares[4]							
Year ended 9-30-2016	1.00	0.02	1	0.49	0.02	1.73	-1.22
Year ended 9-30-2015	1.00	0.02	1	0.19	0.02	1.79	-1.58
Year ended 9-30-2014	1.00	0.02	1	0.17	0.02	1.99	-1.80
Year ended 9-30-2013	1.00	0.02	2	0.26	0.02	1.33	-1.05
Year ended 9-30-2012	1.00	0.02	2	0.31	0.02	1.98	-1.65
Class C Shares[4]							
Year ended 9-30-2016	1.00	0.02	3	0.46	0.02	1.62	-1.14
Year ended 9-30-2015	1.00	0.02	5	0.18	0.02	1.59	-1.39
Year ended 9-30-2014	1.00	0.02	5	0.17	0.02	1.59	-1.40
Year ended 9-30-2013	1.00	0.02	8	0.24	0.02	1.63	-1.37
Year ended 9-30-2012	1.00	0.02	5	0.31	0.02	1.65	-1.32

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2016	$3.52	$ 0.11	$ 0.12	$ 0.23	$(0.07)	$ —	$(0.07)
Year ended 9-30-2015	3.90	0.13	(0.39)	(0.26)	(0.12)	—	(0.12)
Year ended 9-30-2014	3.88	0.15	0.02	0.17	(0.15)	—	(0.15)
Year ended 9-30-2013	4.01	0.16	(0.10)	0.06	(0.17)	(0.02)	(0.19)
Year ended 9-30-2012	3.88	0.17	0.13	0.30	(0.17)	—	(0.17)
Class B Shares[4]							
Year ended 9-30-2016	3.51	0.07	0.12	0.19	(0.02)	—	(0.02)
Year ended 9-30-2015	3.89	0.08	(0.39)	(0.31)	(0.07)	—	(0.07)
Year ended 9-30-2014	3.88	0.10	0.01	0.11	(0.10)	—	(0.10)
Year ended 9-30-2013	4.01	0.11	(0.10)	0.01	(0.12)	(0.02)	(0.14)
Year ended 9-30-2012	3.88	0.12	0.13	0.25	(0.12)	—	(0.12)
Class C Shares							
Year ended 9-30-2016	3.51	0.08	0.12	0.20	(0.03)	—	(0.03)
Year ended 9-30-2015	3.90	0.09	(0.39)	(0.30)	(0.09)	—	(0.09)
Year ended 9-30-2014	3.88	0.12	0.02	0.14	(0.12)	—	(0.12)
Year ended 9-30-2013	4.01	0.13	(0.10)	0.03	(0.13)	(0.03)	(0.16)
Year ended 9-30-2012	3.88	0.13	0.13	0.26	(0.13)	—	(0.13)
Class Y Shares							
Year ended 9-30-2016	3.52	0.12	0.12	0.24	(0.08)	—	(0.08)
Year ended 9-30-2015	3.90	0.14	(0.39)	(0.25)	(0.13)	—	(0.13)
Year ended 9-30-2014	3.88	0.16	0.03	0.19	(0.17)	—	(0.17)
Year ended 9-30-2013	4.02	0.18	(0.12)	0.06	(0.18)	(0.02)	(0.20)
Year ended 9-30-2012	3.88	0.18	0.14	0.32	(0.18)	—	(0.18)

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2016	$3.68	6.49%	$ 281	1.19%	3.21%	1.22%	3.18%	16%
Year ended 9-30-2015	3.52	-6.89	641	1.17	3.36	1.19	3.34	16
Year ended 9-30-2014	3.90	4.48	787	1.17	3.79	1.19	3.77	27
Year ended 9-30-2013	3.88	1.48	796	1.19	4.04	1.21	4.02	21
Year ended 9-30-2012	4.01	7.78	794	1.21	4.23	1.23	4.21	27
Class B Shares[4]								
Year ended 9-30-2016	3.68	5.37	1	2.52	1.84	2.55	1.81	16
Year ended 9-30-2015	3.51	-8.13	2	2.52	2.02	2.54	2.00	16
Year ended 9-30-2014	3.89	2.87	3	2.45	2.51	2.47	2.49	27
Year ended 9-30-2013	3.88	0.26	4	2.42	2.82	2.44	2.80	21
Year ended 9-30-2012	4.01	6.51	6	2.37	3.07	2.39	3.05	27
Class C Shares								
Year ended 9-30-2016	3.68	5.87	6	2.03	2.33	2.06	2.30	16
Year ended 9-30-2015	3.51	-7.92	7	2.00	2.53	2.02	2.51	16
Year ended 9-30-2014	3.90	3.63	11	2.00	2.96	2.02	2.94	27
Year ended 9-30-2013	3.88	0.62	12	2.00	3.22	2.02	3.20	21
Year ended 9-30-2012	4.01	6.89	14	2.03	3.40	2.05	3.38	27
Class Y Shares								
Year ended 9-30-2016	3.68	6.88	303	0.81	3.32	0.84	3.29	16
Year ended 9-30-2015	3.52	-6.56	53	0.81	3.71	0.83	3.69	16
Year ended 9-30-2014	3.90	4.88	52	0.80	4.15	0.82	4.13	27
Year ended 9-30-2013	3.88	1.86	38	0.80	4.42	0.82	4.40	21
Year ended 9-30-2012	4.02	8.22	41	0.81	4.61	0.83	4.59	27

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

GOVERNMENT SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2016	$ 5.51	$0.06	$ 0.10	$ 0.16	$(0.07)	$ —	$(0.07)
Year ended 9-30-2015	5.49	0.07	0.03	0.10	(0.08)	—	(0.08)
Year ended 9-30-2014	5.51	0.08	(0.01)	0.07	(0.09)	—	(0.09)
Year ended 9-30-2013	5.85	0.07	(0.29)	(0.22)	(0.09)	(0.03)	(0.12)
Year ended 9-30-2012	5.89	0.10	0.03	0.13	(0.12)	(0.05)	(0.17)
Class B Shares[4]							
Year ended 9-30-2016	5.51	0.00*	0.10	0.10	(0.01)	—	(0.01)
Year ended 9-30-2015	5.49	0.00*	0.04	0.04	(0.02)	—	(0.02)
Year ended 9-30-2014	5.51	0.01	0.00	0.01	(0.03)	—	(0.03)
Year ended 9-30-2013	5.85	0.01	(0.29)	(0.28)	(0.03)	(0.03)	(0.06)
Year ended 9-30-2012	5.89	0.03	0.03	0.06	(0.05)	(0.05)	(0.10)
Class C Shares							
Year ended 9-30-2016	5.51	0.01	0.11	0.12	(0.03)	—	(0.03)
Year ended 9-30-2015	5.49	0.02	0.04	0.06	(0.04)	—	(0.04)
Year ended 9-30-2014	5.51	0.03	0.00	0.03	(0.05)	—	(0.05)
Year ended 9-30-2013	5.85	0.03	(0.29)	(0.26)	(0.05)	(0.03)	(0.08)
Year ended 9-30-2012	5.89	0.05	0.03	0.08	(0.07)	(0.05)	(0.12)
Class Y Shares							
Year ended 9-30-2016	5.51	0.07	0.11	0.18	(0.09)	—	(0.09)
Year ended 9-30-2015	5.49	0.08	0.04	0.12	(0.10)	—	(0.10)
Year ended 9-30-2014	5.51	0.10	(0.01)	0.09	(0.11)	—	(0.11)
Year ended 9-30-2013	5.85	0.09	(0.29)	(0.20)	(0.11)	(0.03)	(0.14)
Year ended 9-30-2012	5.89	0.11	0.03	0.14	(0.13)	(0.05)	(0.18)

* Not shown due to rounding.

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2016	$5.60	3.01%	$ 118	1.01%	1.11%	1.07%	1.05%	43%
Year ended 9-30-2015	5.51	1.88	244	1.01	1.18	1.07	1.12	63
Year ended 9-30-2014	5.49	1.35	249	1.02	1.45	1.06	1.41	3
Year ended 9-30-2013	5.51	-3.80	336	1.00	1.31	1.06	1.25	26
Year ended 9-30-2012	5.85	2.20	456	0.99	1.65	1.05	1.59	37
Class B Shares[4]								
Year ended 9-30-2016	5.60	1.83	1	2.17	-0.05	2.21	-0.09	43
Year ended 9-30-2015	5.51	0.68	1	2.20	-0.01	2.24	-0.05	63
Year ended 9-30-2014	5.49	0.13	2	2.23	0.24	2.27	0.20	3
Year ended 9-30-2013	5.51	-4.88	2	2.13	0.18	2.17	0.14	26
Year ended 9-30-2012	5.85	1.06	4	2.13	0.53	2.17	0.49	37
Class C Shares								
Year ended 9-30-2016	5.60	2.10	3	1.91	0.21	1.95	0.17	43
Year ended 9-30-2015	5.51	1.04	4	1.84	0.35	1.88	0.31	63
Year ended 9-30-2014	5.49	0.49	5	1.87	0.60	1.91	0.56	3
Year ended 9-30-2013	5.51	-4.56	7	1.79	0.52	1.83	0.48	26
Year ended 9-30-2012	5.85	1.37	11	1.81	0.83	1.85	0.79	37
Class Y Shares								
Year ended 9-30-2016	5.60	3.33	157	0.70	1.33	0.74	1.29	43
Year ended 9-30-2015	5.51	2.20	2	0.70	1.50	0.74	1.46	63
Year ended 9-30-2014	5.49	1.67	2	0.69	1.78	0.73	1.74	3
Year ended 9-30-2013	5.51	-3.50	2	0.69	1.63	0.73	1.59	26
Year ended 9-30-2012	5.85	2.53	19	0.68	1.97	0.72	1.93	37

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2016	$6.58	$0.48	$ 0.03	$ 0.51	$(0.47)	$ —	$(0.47)
Year ended 9-30-2015	7.52	0.48	(0.80)	(0.32)	(0.48)	(0.14)	(0.62)
Year ended 9-30-2014	7.66	0.51	0.05	0.56	(0.51)	(0.19)	(0.70)
Year ended 9-30-2013	7.43	0.56	0.24	0.80	(0.57)	—	(0.57)
Year ended 9-30-2012	6.61	0.56	0.83	1.39	(0.57)	—	(0.57)
Class B Shares[4]							
Year ended 9-30-2016	6.58	0.40	0.03	0.43	(0.39)	—	(0.39)
Year ended 9-30-2015	7.52	0.40	(0.80)	(0.40)	(0.40)	(0.14)	(0.54)
Year ended 9-30-2014	7.66	0.42	0.05	0.47	(0.42)	(0.19)	(0.61)
Year ended 9-30-2013	7.43	0.48	0.23	0.71	(0.48)	—	(0.48)
Year ended 9-30-2012	6.61	0.49	0.82	1.31	(0.49)	—	(0.49)
Class C Shares							
Year ended 9-30-2016	6.58	0.42	0.04	0.46	(0.42)	—	(0.42)
Year ended 9-30-2015	7.52	0.43	(0.80)	(0.37)	(0.43)	(0.14)	(0.57)
Year ended 9-30-2014	7.66	0.45	0.05	0.50	(0.45)	(0.19)	(0.64)
Year ended 9-30-2013	7.43	0.50	0.24	0.74	(0.51)	—	(0.51)
Year ended 9-30-2012	6.61	0.51	0.83	1.34	(0.52)	—	(0.52)
Class Y Shares							
Year ended 9-30-2016	6.58	0.49	0.04	0.53	(0.49)	—	(0.49)
Year ended 9-30-2015	7.52	0.50	(0.80)	(0.30)	(0.50)	(0.14)	(0.64)
Year ended 9-30-2014	7.66	0.53	0.05	0.58	(0.53)	(0.19)	(0.72)
Year ended 9-30-2013	7.43	0.58	0.24	0.82	(0.59)	—	(0.59)
Year ended 9-30-2012	6.61	0.59	0.82	1.41	(0.59)	—	(0.59)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2016	$6.62	8.33%	$ 1,186	1.02%	7.49%	1.04%	7.47%	38%
Year ended 9-30-2015	6.58	-4.49	1,789	1.00	6.79	1.01	6.78	43
Year ended 9-30-2014	7.52	7.47	1,977	1.00	6.57	1.01	6.56	65
Year ended 9-30-2013	7.66	11.01	1,782	1.03	7.39	1.04	7.38	92
Year ended 9-30-2012	7.43	21.79	1,566	1.07	7.97	1.09	7.95	81
Class B Shares[4]								
Year ended 9-30-2016	6.62	7.00	4	2.25	6.25	2.26	6.24	38
Year ended 9-30-2015	6.58	-5.59	6	2.17	5.60	2.18	5.59	43
Year ended 9-30-2014	7.52	6.29	9	2.11	5.50	2.12	5.49	65
Year ended 9-30-2013	7.66	9.78	11	2.14	6.31	2.15	6.30	92
Year ended 9-30-2012	7.43	20.45	14	2.19	6.90	2.21	6.88	81
Class C Shares								
Year ended 9-30-2016	6.62	7.46	34	1.83	6.66	1.84	6.65	38
Year ended 9-30-2015	6.58	-5.24	37	1.78	6.00	1.79	5.99	43
Year ended 9-30-2014	7.52	6.65	50	1.77	5.81	1.78	5.80	65
Year ended 9-30-2013	7.66	10.15	47	1.80	6.60	1.81	6.59	92
Year ended 9-30-2012	7.43	20.83	38	1.87	7.16	1.89	7.14	81
Class Y Shares								
Year ended 9-30-2016	6.62	8.62	850	0.74	7.64	0.76	7.62	38
Year ended 9-30-2015	6.58	-4.24	291	0.73	7.05	0.74	7.04	43
Year ended 9-30-2014	7.52	7.76	325	0.73	6.83	0.74	6.82	65
Year ended 9-30-2013	7.66	11.33	285	0.75	7.66	0.76	7.65	92
Year ended 9-30-2012	7.43	22.16	214	0.77	8.27	0.79	8.25	81

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2016	$7.55	$0.22	$ 0.13	$ 0.35	$ (0.21)	$—	$ (0.21)
Year ended 9-30-2015	7.59	0.21	(0.04)	0.17	(0.21)	—	(0.21)
Year ended 9-30-2014	7.30	0.24	0.30	0.54	(0.25)	—	(0.25)
Year ended 9-30-2013	7.74	0.24	(0.45)	(0.21)	(0.23)	—	(0.23)
Year ended 9-30-2012	7.36	0.28	0.38	0.66	(0.28)	—	(0.28)
Class B Shares[4]							
Year ended 9-30-2016	7.54	0.14	0.14	0.28	(0.14)	—	(0.14)
Year ended 9-30-2015	7.57	0.14	(0.03)	0.11	(0.14)	—	(0.14)
Year ended 9-30-2014	7.29	0.17	0.29	0.46	(0.18)	—	(0.18)
Year ended 9-30-2013	7.72	0.16	(0.44)	(0.28)	(0.15)	—	(0.15)
Year ended 9-30-2012	7.35	0.20	0.37	0.57	(0.20)	—	(0.20)
Class C Shares							
Year ended 9-30-2016	7.54	0.15	0.13	0.28	(0.14)	—	(0.14)
Year ended 9-30-2015	7.58	0.15	(0.05)	0.10	(0.14)	—	(0.14)
Year ended 9-30-2014	7.29	0.18	0.30	0.48	(0.19)	—	(0.19)
Year ended 9-30-2013	7.73	0.17	(0.44)	(0.27)	(0.17)	—	(0.17)
Year ended 9-30-2012	7.35	0.21	0.38	0.59	(0.21)	—	(0.21)
Class Y Shares							
Year ended 9-30-2016[5]	7.72	0.22	(0.18)	0.04	(0.07)	—	(0.07)

(1)Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(5) For the period from June 10, 2016 (commencement of operations of the class) through September 30, 2016.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended September 30, 2016.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2016	$7.69	4.69%	$576	0.86%	2.81%	0.89%	2.78%	5%
Year ended 9-30-2015	7.55	2.24	851	0.86	2.80	0.90	2.76	9
Year ended 9-30-2014	7.59	7.56	849	0.87	3.25	0.90	3.22	5
Year ended 9-30-2013	7.30	-2.69	860	0.86	3.09	0.89	3.06	9
Year ended 9-30-2012	7.74	8.95	942	0.86	3.62	0.90	3.58	7
Class B Shares[4]								
Year ended 9-30-2016	7.68	3.71	1	1.80	1.87	1.82	1.85	5
Year ended 9-30-2015	7.54	1.43	1	1.80	1.85	1.82	1.83	9
Year ended 9-30-2014	7.57	6.36	1	1.84	2.29	1.87	2.26	5
Year ended 9-30-2013	7.29	-3.67	1	1.88	2.07	1.90	2.05	9
Year ended 9-30-2012	7.72	7.86	1	1.85	2.66	1.87	2.64	7
Class C Shares								
Year ended 9-30-2016	7.68	3.79	15	1.72	1.94	1.74	1.92	5
Year ended 9-30-2015	7.54	1.37	14	1.73	1.93	1.76	1.90	9
Year ended 9-30-2014	7.58	6.63	15	1.73	2.39	1.76	2.36	5
Year ended 9-30-2013	7.29	-3.50	18	1.70	2.24	1.72	2.22	9
Year ended 9-30-2012	7.73	7.99	22	1.73	2.73	1.75	2.71	7
Class Y Shares								
Year ended 9-30-2016[5]	7.69	0.53	306	0.69[6]	2.87[6]	0.71[6]	2.85[6]	5[7]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 9-30-2016	$4.90	$0.22	$ 0.06	$0.28	$(0.22)	$—	$(0.22)
Year ended 9-30-2015	4.93	0.22	(0.04)	0.18	(0.21)	—	(0.21)
Year ended 9-30-2014	4.67	0.24	0.26	0.50	(0.24)	—	(0.24)
Year ended 9-30-2013	5.03	0.23	(0.36)	(0.13)	(0.23)	—	(0.23)
Year ended 9-30-2012	4.74	0.24	0.29	0.53	(0.24)	—	(0.24)
Class B Shares[4]							
Year ended 9-30-2016	4.90	0.17	0.06	0.23	(0.17)	—	(0.17)
Year ended 9-30-2015	4.93	0.17	(0.03)	0.14	(0.17)	—	(0.17)
Year ended 9-30-2014	4.67	0.20	0.25	0.45	(0.19)	—	(0.19)
Year ended 9-30-2013	5.03	0.18	(0.36)	(0.18)	(0.18)	—	(0.18)
Year ended 9-30-2012	4.74	0.20	0.29	0.49	(0.20)	—	(0.20)
Class C Shares							
Year ended 9-30-2016	4.90	0.18	0.06	0.24	(0.18)	—	(0.18)
Year ended 9-30-2015	4.93	0.17	(0.03)	0.14	(0.17)	—	(0.17)
Year ended 9-30-2014	4.67	0.20	0.26	0.46	(0.20)	—	(0.20)
Year ended 9-30-2013	5.03	0.19	(0.36)	(0.17)	(0.19)	—	(0.19)
Year ended 9-30-2012	4.74	0.20	0.29	0.49	(0.20)	—	(0.20)
Class Y Shares							
Year ended 9-30-2016[5]	4.96	0.24	(0.17)	0.07	(0.07)	—	(0.07)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(5) For the period from June 10, 2016 (commencement of operations of the class) through September 30, 2016.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended September 30, 2016.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 9-30-2016	$4.96	5.81%	$708	0.86%	4.50%	0.88%	4.48%	4%
Year ended 9-30-2015	4.90	3.78	816	0.87	4.37	0.90	4.34	7
Year ended 9-30-2014	4.93	11.03	785	0.90	5.12	0.93	5.09	8
Year ended 9-30-2013	4.67	-2.80	693	0.89	4.57	0.91	4.55	19
Year ended 9-30-2012	5.03	11.51	791	0.89	4.95	0.92	4.92	6
Class B Shares[4]								
Year ended 9-30-2016	4.96	4.80	1	1.83	3.53	1.85	3.51	4
Year ended 9-30-2015	4.90	2.78	1	1.85	3.40	1.87	3.38	7
Year ended 9-30-2014	4.93	9.95	1	1.88	4.15	1.91	4.12	8
Year ended 9-30-2013	4.67	-3.75	2	1.88	3.58	1.90	3.56	19
Year ended 9-30-2012	5.03	10.45	2	1.84	4.03	1.87	4.00	6
Class C Shares								
Year ended 9-30-2016	4.96	4.93	25	1.70	3.66	1.72	3.64	4
Year ended 9-30-2015	4.90	2.92	23	1.71	3.53	1.73	3.51	7
Year ended 9-30-2014	4.93	10.11	24	1.73	4.29	1.76	4.26	8
Year ended 9-30-2013	4.67	-3.58	27	1.70	3.76	1.72	3.74	19
Year ended 9-30-2012	5.03	10.58	32	1.72	4.10	1.75	4.07	6
Class Y Shares								
Year ended 9-30-2016[5]	4.96	1.42	149	0.69[6]	4.69[6]	0.71[6]	4.67[6]	4[7]

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund (each, a "Fund") are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information. The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Each Fund (except Cash Management, which does not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class C shares of Cash Management are closed to direct investment. Class C shares of Cash Management will continue to be available for dividend reinvestment and exchanges from Class C shares of another fund within Waddell & Reed Advisors Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares or Class A shares of Cash Management. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign

corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In July 2014, the SEC issued *Final Rule Release No. 33-9616, Money Market Fund Reform; Amendments to Form PF,* which amends the rules governing money market funds. The final amendments impose different implementation dates for the changes that certain money market funds will need to make. Management is currently evaluating the implication of these amendments and their impact of the Final Rule to the Funds' financial statements and related disclosures.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Waddell & Reed Advisors Cash Management are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Waddell & Reed Advisors Cash Management) are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2016, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Global Bond Fund and High Income Fund enter into forward foreign currency exchange contracts as an economic hedge against foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Municipal Bond Fund and Municipal High Income Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Swap Agreements. Certain Funds may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

High Income Fund enters into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2016:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Receivable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	
Global Bond Fund							
Unrealized appreciation on forward foreign currency contracts	$ 67	$ —	$ 67	$ —	$ —	$ —	$ 67
High Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$2,217	$ —	$2,217	$ —	$ —	$(1,900)	$317

[1]Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of September 30, 2016:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Global Bond Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$ 67		$ —
High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	70		—
Municipal Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	282		—
Municipal High Income Fund	Interest rate	Unrealized appreciation on futures contracts*	405		—

* The value presented includes the cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of September 30, 2016.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2016:

| | | Net realized gain (loss) on: | | | | | |
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Global Bond Fund	Foreign currency	$ —	$ —	$ —	$ —	$942	$ 942
High Income Fund	Foreign currency	—	—	—	—	36	36
	Interest Rate	—	(455)	—	—	—	(455)
Municipal Bond Fund	Interest Rate	—	—	(192)	—	—	(192)
Municipal High Income Fund	Interest Rate	—	—	257	—	—	257

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2016:

| | | Net change in unrealized appreciation (depreciation) on: | | | | | |
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Global Bond Fund	Foreign currency	$ —	$ —	$ —	$ —	$ (17)	$ (17)
High Income Fund	Foreign currency	—	—	—	—	(62)	(62)
	Interest rate	—	147	—	—	—	147
Municipal Bond Fund	Interest rate	—	—	282	—	—	282
Municipal High Income Fund	Interest rate	—	—	475	—	—	475

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended September 30, 2016, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Global Bond Fund	$87	$ —	$ —	$ —	$ —	$ —
High Income Fund	40	—	—	5,727	—	—
Municipal Bond Fund	—	—	5,641	—	—	—
Municipal High Income Fund	—	—	10,701	—	—	—

(1)Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	Over $1,500M
Bond Fund	0.525%	0.500%	0.450%	0.400%
Cash Management	0.400	0.400	0.400	0.400
Global Bond Fund	0.625	0.600	0.550	0.500
Government Securities Fund	0.500	0.450	0.400	0.350
High Income Fund	0.625	0.600	0.550	0.500
Municipal Bond Fund	0.525	0.500	0.450	0.400
Municipal High Income Fund	0.525	0.500	0.450	0.400

Effective October 1, 2006, under terms of a settlement agreement, the management fee is payable at the following annual rates for those Funds included in the settlement agreement until September 30, 2016:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	Over $1,500M
Bond Fund[1]	0.485%	0.500%	0.450%	0.400%
Global Bond Fund	0.590	0.600	0.550	0.500
Government Securities Fund	0.460	0.450	0.400	0.350
High Income Fund	0.575	0.600	0.550	0.500
Municipal Bond Fund	0.485	0.500	0.450	0.400
Municipal High Income Fund	0.485	0.500	0.450	0.400

[1]Effective October 8, 2007, upon completion of the merger of Limited-Term Bond Fund into Bond Fund, the management fee for Bond Fund is as follows: 0.475% of net assets up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund (except Cash Management) pays a monthly fee of $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Cash Management pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Government Securities Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund, other than Cash Management, may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third

parties. For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the year ended September 30, 2016, W&R received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC			Commissions Paid[1]
		Class A	Class B	Class C	
Bond Fund	$ 579	$ 2	$ 2	$ 1	$ 398
Cash Management	—	973	1	1	112,744
Global Bond Fund	130	2	1	—*	95
Government Securities Fund	108	1	—*	—*	81
High Income Fund	1,180	2	3	6	820
Municipal Bond Fund	380	3	1	4	362
Municipal High Income Fund	584	13	2	3	530

* Not shown due to rounding.
(1)W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker dealers.

Expense Reimbursements and/or Waivers. During the year ended September 30, 2016, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Global Bond Fund	$ 175
Government Securities Fund	106
High Income Fund	250
Municipal Bond Fund	200
Municipal High Income Fund	200

For each of Bond Fund, Government Securities Fund, Municipal Bond Fund and Municipal High Income Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.237%, 0.232%, 0.237% and 0.247%, respectively, of the Fund's average Class A net assets on an annual basis. During the year ended September 30, 2016, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Bond Fund	$133
Government Securities Fund	39
Municipal Bond Fund	104
Municipal High Income Fund	24

WRIMCO has voluntarily agreed to reimburse sufficient expenses of any class of Cash Management to maintain a minimum annualized yield of 0.02%. This reimbursement serves to reduce shareholder servicing and/or distribution and service fees. For the year ended September 30, 2016, the following expenses were reimbursed:

Cash Management, Class A	$4,257
Cash Management, Class B	14
Cash Management, Class C	49

Any amounts due to the funds as a reimbursement but not paid as of September 30, 2016 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

6. RELATED PARTY TRANSACTIONS

Certain Funds are permitted to purchase or sell securities from or to certain affiliated funds under specified conditions outlined in procedures adopted by the Board. The procedures have been designed to ensure that any purchase or sale of securities by the Funds from or to another fund or portfolio that are, or could be, considered an affiliate by virtue of having a common investment adviser (or affiliated investment advisers), common Trustees or common officers, complies with

Rule 17a-7 under the Act. Further, as defined under such procedures, each transaction is effected at the current market price. During the year ended September 30, 2016, the Funds below engaged in purchases and sales of securities pursuant to Rule 17a-7 under the Act (amounts in thousands):

Fund	Purchases	Sales
Global Bond Fund	$ —	$ 2,351
High Income Fund	71,528	1,646
Municipal Bond Fund	—	2,067

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Ivy Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended September 30, 2016.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2016, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Bond Fund	$ 94,769	$ 954,452	$ 156,745	$ 890,275
Cash Management	—	—	—	—
Global Bond Fund	50,307	45,434	41,240	133,930
Government Securities Fund	113,499	—	109,628	—
High Income Fund	—	694,462	—	772,071
Municipal Bond Fund	—	43,168	—	38,296
Municipal High Income Fund	—	87,140	—	33,337

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Bond Fund				Cash Management			
	Year ended 9-30-16		Year ended 9-30-15		Year ended 9-30-16		Year ended 9-30-15	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	35,839	$ 225,831	39,313	$ 250,039	5,411,607	$ 5,411,607	5,716,676	$ 5,716,713
Class B	34	219	21	133	944	944	1,186	1,186
Class C	379	2,395	266	1,694	2,848	2,848	4,159	4,159
Class Y	122,215	788,278	452	2,895	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	5,232	32,738	4,345	27,573	283	283	268	268
Class B	8	48	6	38	—*	—*	—*	—*
Class C	33	208	22	138	1	1	1	1
Class Y	693	4,501	69	441	N/A	N/A	N/A	N/A
Shares redeemed:								
Class A	(152,951)	(979,489)	(47,312)	(300,600)	(5,360,996)	(5,360,996)	(5,638,837)	(5,638,874)
Class B	(148)	(937)	(228)	(1,454)	(852)	(852)	(803)	(803)
Class C	(333)	(2,117)	(456)	(2,892)	(4,743)	(4,743)	(4,064)	(4,064)
Class Y	(7,767)	(50,567)	(4,089)	(25,955)	N/A	N/A	N/A	N/A
Net increase (decrease)	3,234	$ 21,108	(7,591)	$ (47,950)	49,092	$ 49,092	78,586	$ 78,586

* Not shown due to rounding.

| | Global Bond Fund | | | | Government Securities Fund | | | |
| | Year ended 9-30-16 | | Year ended 9-30-15 | | Year ended 9-30-16 | | Year ended 9-30-15 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	14,769	$ 52,237	31,538	$ 117,695	16,619	$ 92,003	13,208	$ 72,910
Class B	12	41	26	97	35	195	24	134
Class C	118	421	344	1,296	115	634	198	1,099
Class Y	78,698	284,316	3,024	11,262	30,654	171,836	74	410
Shares issued in reinvestment of distributions to shareholders:								
Class A	2,756	9,766	5,968	22,274	496	2,741	640	3,530
Class B	3	9	13	48	—*	2	1	4
Class C	17	60	55	205	3	16	6	33
Class Y	626	2,261	491	1,830	115	643	8	42
Shares redeemed:								
Class A	(123,848)	(443,778)	(56,907)	(211,312)	(40,210)	(224,468)	(14,951)	(82,513)
Class B	(222)	(792)	(305)	(1,132)	(59)	(328)	(84)	(463)
Class C	(621)	(2,210)	(1,148)	(4,259)	(129)	(715)	(521)	(2,874)
Class Y	(11,799)	(42,715)	(1,882)	(6,972)	(3,184)	(17,858)	(88)	(488)
Net increase (decrease)	(39,491)	$(140,384)	(18,783)	$ (68,968)	4,455	$ 24,701	(1,485)	$ (8,176)

| | High Income Fund | | | | Municipal Bond Fund | | | |
| | Year ended 9-30-16 | | Year ended 9-30-15 | | Year ended 9-30-16 | | Year ended 9-30-15 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	38,904	$ 246,274	46,299	$ 329,807	18,101	$ 138,089	17,978	$136,478
Class B	73	467	53	373	—*	4	5	35
Class C	920	5,883	927	6,625	503	3,853	376	2,852
Class Y	93,254	594,724	5,416	38,654	43,210	334,503	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	16,504	104,628	22,280	157,975	2,608	19,904	2,844	21,533
Class B	48	304	78	556	2	13	2	16
Class C	313	1,992	463	3,284	35	269	35	268
Class Y	4,970	31,930	3,938	27,923	278	2,138	N/A	N/A
Shares redeemed:								
Class A	(148,043)	(937,623)	(59,728)	(425,087)	(58,509)	(451,088)	(20,027)	(151,883)
Class B	(325)	(2,047)	(410)	(2,924)	(23)	(177)	(17)	(131)
Class C	(1,802)	(11,342)	(2,324)	(16,562)	(403)	(3,079)	(543)	(4,115)
Class Y	(13,987)	(90,157)	(8,428)	(59,734)	(3,673)	(28,365)	N/A	N/A
Net increase (decrease)	(9,171)	$ (54,967)	8,564	$ 60,890	2,129	$ 16,064	653	$ 5,053

* Not shown due to rounding.

| | Municipal High Income Fund | | | |
| | Year ended 9-30-16 | | Year ended 9-30-15 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	26,171	$ 128,881	31,444	$155,595
Class B	1	5	4	20
Class C	1,233	6,084	1,339	6,605
Class Y	32,500	162,118	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	5,748	28,347	5,858	28,921
Class B	6	28	7	36
Class C	162	798	159	783
Class Y	337	1,679	N/A	N/A
Shares redeemed:				
Class A	(55,785)	(276,746)	(29,950)	(147,716)
Class B	(62)	(306)	(71)	(350)
Class C	(1,132)	(5,583)	(1,714)	(8,446)
Class Y	(2,857)	(14,231)	N/A	N/A
Net increase	6,322	$ 31,074	7,076	$ 35,448

10. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At September 30, 2016, there were no outstanding bridge loan commitments.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2016 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Bond Fund	$ 1,218,475	$ 48,310	$ 6,619	$ 41,691
Cash Management	1,430,682	—	—	—
Global Bond Fund	611,411	18,859	46,020	(27,161)
Government Securities Fund	271,890	6,450	222	6,228
High Income Fund	2,124,162	58,204	147,764	(89,560)
Municipal Bond Fund	794,780	93,576	249	93,327
Municipal High Income Fund	830,338	78,336	37,960	40,376

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended September 30, 2016 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Bond Fund	$10,229	$13,594	$ —	$ —	$ —
Cash Management	96	—	—	—	—
Global Bond Fund	1,486	—	—	—	—
Government Securities Fund	104	—	—	—	—
High Income Fund	64	—	—	—	—
Municipal Bond Fund	1,982	—	—	—	—
Municipal High Income Fund	405	—	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2016 and 2015 were as follows:

	September 30, 2016		September 30, 2015	
Fund	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Bond Fund	$ 25,748	$12,277	$ 28,664	$ —
Cash Management	283	—	257	—
Global Bond Fund	12,296	—	24,794	—
Government Securities Fund	3,659	—	3,730	—
High Income Fund	148,499	—	167,879	30,342
Municipal Bond Fund	24,481	—	23,957	—
Municipal High Income Fund	38,406	—	36,307	—

[1]Includes short-term capital gains, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2016 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was September 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended September 30, 2016:

	Pre-Enactment			Post-Enactment	
Fund	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Bond Fund	$ —	$ —	$ —	$ —	$ —
Cash Management	—	—	141	—	—
Global Bond Fund	—	—	—	7,907	24,186
Government Securities Fund	—	—	—	2,308	177
High Income Fund	—	—	—	18,680	128,068
Municipal Bond Fund	—	53	56	—	11,496
Municipal High Income Fund	504	16,061	—	765	10,379

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, income from passive foreign investment

companies (PFICs), partnership transactions, and expiring capital loss carryovers. At September 30, 2016, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital
Bond Fund	$ 2,067	$(2,067)	$—
Cash Management	—	—	—
Global Bond Fund	(9,901)	9,901	—
Government Securities Fund	662	(662)	—*
High Income Fund	(2,422)	2,423	(1)
Municipal Bond Fund	—	—	—
Municipal High Income Fund	—	—	—

* Not shown due to rounding.

12. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (the "SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest (the "Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of Waddell & Reed Advisors Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund, and Waddell & Reed Advisors Municipal High Income Fund (the “Funds”), seven of the series constituting Waddell & Reed Advisors Funds, as of September 30, 2016, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds’ management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2016, by correspondence with the custodian, agent banks, and brokers; when replies were not received from brokers and agent banks, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of September 30, 2016, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
November 18, 2016

INCOME TAX INFORMATION

WADDELL & REED ADVISORS FUNDS

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2016:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Bond Fund	$ —	$ —
Cash Management	—	—
Global Bond Fund	486,193	1,744,721
Government Securities Fund	—	—
High Income Fund	—	—
Municipal Bond Fund	—	—
Municipal High Income Fund	—	—

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Bond Fund	$12,277,449
Cash Management	—
Global Bond Fund	—
Government Securities Fund	—
High Income Fund	—
Municipal Bond Fund	—
Municipal High Income Fund	—

Municipal Bond Fund and Municipal High Income Fund designated $24,353,358 and $38,303,794, respectively, of dividends paid from net ordinary income as tax-exempt income for the tax period ended September 30, 2016.

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

2016 ANNUAL REPORT 109

Each of the individuals listed below serves as a trustee for the Trust (20 portfolios), Ivy Variable Insurance Portfolios (29 portfolios) and InvestEd Portfolios (3 portfolios) (collectively, the "Advisors Fund Complex"). The Advisors Fund Complex, together with the Ivy Funds (37 portfolios) and Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), comprises the Waddell & Reed/Ivy Fund Complex (the "Fund Complex"). Jarold W. Boettcher, Joseph Harroz, Jr. and Henry J. Herrmann also serve as trustees of each of the Ivy Funds and IVH.

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as the Independent Chairman of the Fund's Board and of the board of trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's trustees. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

Disinterested Trustees

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agricultural products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), and Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present).	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Member, Kansas State University Foundation (2009 to present); Director, Kansas Bioscience Authority (2009 to present); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, Ivy Funds (37 portfolios overseen); Trustee, IVH (1 portfolio) overseen.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2008	Professor of Law, Washburn University School of Law (1973 to present).	Director, Kansas Legal Services for Prisoners, Inc.; Director, U.S. Alliance Corporation (2009 to present).
John A. Dillingham* 6300 Lamar Avenue Overland Park, KS 66202 1939	Trustee	2008	President and Trustee, JoDill Corp. (1997 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises.	Former Advisory Director, UMB Northland Board (financial services) (1995 to 2012); Trustee, Liberty Memorial Association (WWI National Museum) (1998 to 2013), National Advisory Board (2014 to present); Trustee, Harry S. Truman Library Institute (education) (2007 to present); Chairman (2005 to 2013) and current Trustee, Freedoms Frontier National Heritage Area (education); Trustee; CGSC Foundation (government) (2004 to 2012); Chairman, Kansas City Municipal Assistance Corporation (bond issuance) (1980 to present); Director, Metropolitan Comm. College Foundation, (1980 to 2014).

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2008 2015	Dean, Professor and University Vice President, The University of Oklahoma College of Law (2010 to present); Managing Member, Harroz Investments, LLC (commercial enterprise investments) (1998 to present).	Director and Shareholder, Valliance Bank, N.A. (2007 to present); Director, Foundation HealthCare (2008 to present); Trustee, The Mewbourne Family Support Organization (non-profit) (2006 to present); Independent Director, LSQ Manager, Inc. (real estate) (2007 to present); Director, OK Foundation for Excellence (non-profit) (2008 to present); Trustee/Independent Chairman, Ivy Funds (37 portfolios overseen); Trustee/Independent Chairman, IVH (1 portfolio) overseen.
Albert W. Herman FHFMA, CPA 6300 Lamar Avenue Overland Park, KS 66202 1938	Trustee	2008	Business Consultant (1998 to present); Treasurer and Director, The Wellness Council of America (health care initiatives) (1996 to present).	Finance Committee Member, Ascension Health (non-profit health system); (2007 to 2014).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place, Suite 900 Kansas City, MO 64112 1953	Trustee	2008	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009).

**From September 22, 2011 to April 23, 2012, Mr. Dillingham was an Interested Trustee, because during that time period he was a trustee and beneficiary of a trust that owned shares of WDR.*

Interested Trustees

Messrs. Avery and Herrmann are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including the Fund's investment manager, Waddell & Reed Investment Management Company ("WRIMCO"), the Fund's principal underwriter, Waddell & Reed, Inc. ("Waddell & Reed"), and the Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of their personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Trustee Since	Principal Occupation During Past 5 Years	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2008	Chairman of WDR (2010 to present); CEO of WDR (2005 to 2016); President, CEO and Chairman of WRIMCO (1993 to 2016); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to 2016); Trustee of each of the funds in the Fund Complex.	Director of WDR (1998 to present), IICO (2002 to 2016), WRIMCO (1991 to 2016), WISC (2001 to 2016), W&R Capital Management Group, Inc. (2008 to 2016) and Waddell & Reed, Inc. (1993 to 2016); Director, Blue Cross Blue Shield of Kansas City (2007 to present); Trustee, Ivy Funds (37 portfolios overseen); and Trustee IVH (1 portfolio) overseen.
Michael L. Avery 6300 Lamar Avenue Overland Park, KS 66202 1953	Trustee	2008	President of WDR (2010 to 2016); formerly Chief Investment Officer (CIO) of WDR (2005 to 2011); Executive Vice President of WRIMCO (2005 to 2016); Executive Vice President of IICO (2007 to 2016); Portfolio manager for investment companies managed by WRIMCO and IICO (1994 to 2016).	Director of WRIMCO and IICO (2007 to 2016).

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Fund's officers are:

Name, Address and Year of Birth	Position(s) Held with the Fund and Fund Complex	Officer of Trust Since	Principal Occupation During Past 5 Years
Wendy J. Hills 6300 Lamar Avenue Overland Park, KS 66202 1970	Vice President General Counsel Secretary	2014 2014 2016	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2014 to present); Senior Vice President and General Counsel of IICO (2014 to present); Vice President and General Counsel of each of the funds in the Fund Complex (2014 to present); Assistant Secretary of each of the funds in the Funds Complex (2014 to 2016); Secretary of each of the funds in the Funds Complex (2016 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Financial Officer Principal Accounting Officer	2008 2008 2008 2008	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present).
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	President	2016	CEO, WDR (2016 to present); Senior Vice President, WDR (2011 to 2016); President, CEO and Chairman, IICO (2016 to present); Senior Vice President, IICO (2010 to 2016); President, CEO and Chairman, WRIMCO (2016 to present); Senior Vice President WRIMCO (2010 to 2016); President of each of the funds in the Funds Complex (2016 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex.
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present).

At its meeting on August 9 and 10, 2016, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of Waddell & Reed Advisors Bond Fund, Waddell & Reed Advisors Cash Management, Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged a fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement ("Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter. The Trustees also received reports prepared by an independent third party, Broadridge Inc. ("Broadridge"), relating to each Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Broadridge (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Broadridge (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the fee consultant. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In connection with its deliberations, the Trustees also considered the broad range of information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Fund that is provided by W&R to the Trustees (including its various standing committees) at meetings throughout the year.

Nature, Extent and Quality of Services Provided to the Funds

The Trustees considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund and, as applicable, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by each Fund and the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Trustees considered each Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Trustees factored into its evaluation of each Fund's performance the limitations inherent in the methodology for constructing a peer group and determining which investment companies should be included in a peer group. Each Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable. In this regard, the Trustees noted that performance, especially short-term performance, is only one of factors that it deems relevant to its consideration of the continuance of the Management Agreement and that, after considering all relevant factors, it may be appropriate to approve the continuance of the Management Agreement with respect to a Fund notwithstanding the Fund's performance.

The Trustees considered the management fees and total expenses of each Fund and also considered each Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Trustees' review also included consideration of each Fund's management fees at various asset levels in relation to the management fees at those asset levels of funds within a peer group of comparable mutual funds selected by and as shown in the reports from Broadridge ("Broadridge Group"). They also considered each Fund's non-management fees in relation to the non-management fees of its Peer Group, the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios. In addition, the Trustees considered, for each Fund, the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Similar Funds"). The Trustees also

considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund (each of such accounts, an "Other Account").

Additional Considerations with Respect to Each Fund

Waddell & Reed Advisors Bond Fund

The Trustees considered that Waddell & Reed Advisors Bond Fund's total return performance was lower than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's duration management, overweighting in corporate bonds and exposure to energy sensitive credits had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the three-year and longer periods ended March 31, 2016, the Fund's performance relative to its Performance Universe appeared to be improving and was good for the one-year period. In addition, the Trustees considered the recent changes to the Fund's portfolio management team.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for certain asset levels and had additional breakpoints at higher asset levels, and that the Other Account had an advisory fee that was lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Account to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Account were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Cash Management

The Trustees considered that Waddell & Reed Advisors Cash Management's total return performance was higher than the Performance Universe median for the one-, three-, five-, seven-, and ten-year periods, was equal to the Lipper index for the three- and five-year periods, and was higher than the Lipper index for the seven- and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group medians. They considered that the Fund's non-management fee expenses were lower than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that the Fund's effective management fees at various asset levels were higher than the medians for its Lipper Group. The Trustees also considered the expenses incurred by WRIMCO to maintain the yield of the Fund at a minimum of at least two basis points. They also considered the proposal to change the management fee structure for the Fund by reducing the management fee and adding breakpoints to the fee schedule.

The Trustees also considered that one Similar Fund had an advisory fee schedule that was the same as the Fund's advisory fee schedule and another Similar Fund had an advisory fee schedule that was lower than the Fund's advisory fee schedule, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Global Bond Fund

The Trustees considered that Waddell & Reed Advisors Global Bond Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's short duration, exposure to the U.S. dollar, and overweighting in corporate credit had adversely affected the Fund's

performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were higher than, and at other asset levels were lower than, the medians for its Lipper Group. The Trustees considered that WRIMCO had proposed to limit contractually expenses of each class of the Fund.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Government Securities Fund

The Trustees considered that Waddell & Reed Advisors Government Securities Fund's total return performance was lower than the Performance Universe median for the one-, three-, five-, seven-, and ten-year periods and was lower than the Lipper index for the three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, duration management and yield curve exposure had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the one-year and longer periods ended March 31, 2016, the Fund's performance relative to its Performance Universe appeared to be improving. In addition, the Trustees considered the change in the Fund's portfolio manager in October 2015.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group. The Trustees considered that WRIMCO had proposed to limit contractually expenses of each class of the Fund.

The Trustees also considered that there were no Similar Funds or Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund.

Waddell & Reed Advisors High Income Fund

The Trustees considered that Waddell & Reed Advisors High Income Fund's total return performance was higher than the Performance Universe median for the five-, seven-, and ten-year periods and was higher than the Lipper index for the five- and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, overweighting to credit exposure and second lien loans had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the one- and three-year periods ended March 31, 2016, the Fund's performance relative to its Performance Universe appeared to be improving and was good for the five-year and longer periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group. The Trustees considered that WRIMCO had proposed to limit contractually expenses of certain classes of the Fund.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that there

were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Municipal Bond Fund

The Trustees considered that Waddell & Reed Advisors Municipal Bond Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five- and seven-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, duration management, cash position, and exposure to Puerto Rican credits had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were equal to the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group, except for two asset levels at which the Fund's effective management fees were higher than the medians for its Lipper Group. The Trustees considered that WRIMCO had proposed to limit contractually expenses of each class of the Fund.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Municipal High Income Fund

The Trustees considered that Waddell & Reed Advisors Municipal High Income Fund's total return performance was lower than the Performance Universe median and the Lipper index for the one-, three-, five- and seven-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's limited investment in the lowest credit quality bonds and shorter duration had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through May 31, 2016, provided by WRIMCO in its Initial Response.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group. The Trustees considered that WRIMCO had proposed to limit contractually expenses of certain classes of the Fund.

The Trustees also considered that there was a Similar Fund that had an advisory fee schedule that was the same as the Fund's advisory fee schedule, except that the Similar Fund's advisory fee had additional breakpoints at higher asset levels, and that the Other Account had an advisory fee that was lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund and Other Account to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Account were consistent with the additional management and other services provided by WRIMCO to the Fund.

Profitability and Economies of Scale

The Trustees also considered that the management fee structure of each Fund (other than Waddell & Reed Advisors Cash Management) includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Trustees also considered that WRIMCO had proposed to limit contractually expenses of certain classes of Waddell & Reed Advisors Global Bond Fund, Waddell & Reed Advisors Government Securities Fund, Waddell & Reed Advisors High Income Fund, Waddell & Reed Advisors Municipal Bond Fund and Waddell & Reed Advisors Municipal High Income Fund and certain other funds in the Advisors Fund Complex. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Fund were reasonable in comparison with the costs of providing the investment

management services and the benefits accruing to the Fund, the Trustees considered specific data as to WRIMCO's profit, if any, with respect to the Fund for a recent period. The Trustees also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Trustees considered the best interests of the Fund, the reasonableness of the management fee paid to WRIMCO under the Management Agreement, and the overall fairness of the Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

• the performance of the Fund compared with the performance of its Performance Universe and with relevant indices;

• the Fund's investment management fees and total expenses compared with the management fees and total expenses of its Peer Group;

• the existence or appropriateness of breakpoints in the Fund's management fees;

• the Fund's investment management fees compared with the management fees of Similar Funds or Other Accounts managed by WRIMCO (or its affiliate), as applicable;

• the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;

• the other benefits that accrue to WRIMCO as a result of its relationship with the Fund; and

• the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the fee consultant, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; except as described above, the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the management fee for the Fund (other than Waddell & Reed Advisors Cash Management), the services provided by WRIMCO, the costs of the services provided, and the profits realized, if any, and other benefits likely to be derived by WRIMCO from its relationship with the Fund. In the case of certain Funds that underperformed their respective Performance Universe medians and Lipper indices for certain periods of time, based on the assessment and information WRIMCO provided, including as to relevant market conditions and/or remedial actions that WRIMCO had taken or planned to take, such response was satisfactory to the Board.

Waddell & Reed, Inc., the Waddell & Reed Advisors Funds, the Ivy Funds Variable Insurance Portfolios and the InvestEd Portfolios ("Waddell & Reed") are committed to ensuring their clients have access to a broad range of products and services to help them achieve their personal financial goals. Accurate information lies at the heart of our pledge to provide these products and services, and we strive to protect your personal nonpublic information. In the course of doing business with Waddell & Reed, clients are requested to share financial information and they may be asked to provide other personal details. Clients can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Client's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of client information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our clients' trust. Thus, the safekeeping of client information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our clients that whenever information is used, it is done with discretion. The safeguarding of client information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our clients. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our clients; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a client.

In addition, Waddell & Reed, Inc. has entered into a Protocol with a number of other brokerage firms intended to further our clients' freedom of choice in connection with the movement of their financial advisors to new firms. In the event your account is maintained through Waddell & Reed, Inc. and your financial advisor leaves Waddell & Reed to join a firm that has likewise entered the Protocol, Waddell & Reed may disclose your name, address and telephone number to the departed advisor's new firm.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures; that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, you may make this request in writing to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, KS 66201, or you may call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive client, we will adhere to the privacy policies and practices as described in this notice.

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed financial adviser or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

HOUSEHOLDING NOTICE

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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THE WADDELL & REED ADVISORS FUNDS FAMILY

Global/International Funds

Waddell & Reed Advisors Global Growth Fund

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL

Visit us online at www.waddell.com

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.waddell.com or from a financial advisor. Read it carefully before investing.